                                           Filed Pursuant to Rule 424(b)(5)
                                           Registration Statement No. 333-04299


         INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT.

                  SUBJECT TO COMPLETION, DATED JANUARY 6, 1997

            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 20, 1996

                                8,000,000 SHARES

                                SPIEKER PROPERTIES, INC.
SPIEKER LOGO

                                  COMMON STOCK
                          (PAR VALUE $.0001 PER SHARE)
                             ---------------------

    Spieker Properties, Inc. is a real estate investment trust that acquires, develops and operates suburban office and industrial properties in California, Washington, Oregon and Idaho. As of December 31, 1996, the Company owned and operated 156 income-producing properties, aggregating approximately 21.4 million rentable square feet. The Company has entered into contracts or letters of intent to acquire eight additional office properties, aggregating approximately
2.8 million square feet, for an estimated total investment of approximately $332.5 million. The Company intends to fund these pending acquisitions with the proceeds of this offering and expects to complete such acquisitions in the first quarter of 1997.

    The 8,000,000 shares of Common Stock of the Company offered hereby are being sold by the Company. After giving effect to this offering, the senior members of the Company's management will beneficially own Common Stock and partnership units exchangeable for Common Stock that represent approximately 11.3% of the Company's Common Stock on a fully-converted basis. The Common Stock is listed on the New York Stock Exchange under the symbol "SPK." The last reported sale price of the shares of Common Stock on the New York Stock Exchange on December 31, 1996 was $36.00 per share. See "Price Range of Common Stock and Dividends."

    The shares of Common Stock are subject to certain restrictions on ownership designed to preserve the Company's status as a real estate investment trust for federal income tax purposes. See "Description of Common Stock" in the accompanying Prospectus.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS
            SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.
                ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                OFFENSE.
                             ---------------------

                                                          INITIAL PUBLIC     UNDERWRITING     PROCEEDS TO
                                                          OFFERING PRICE     DISCOUNT(1)      COMPANY(2)
                                                          --------------     ------------     -----------
Per Share...............................................        $            $                $
Total(3)................................................     $               $                $

---------------
(1) The Company and the Operating Partnership have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting estimated expenses of $800,000 payable by the Company.

(3) The Company has granted the Underwriters an option exercisable for 30 days after the date hereof to purchase up to 1,200,000 additional shares of Common Stock at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total initial public offering price, underwriting
    discount and proceeds to Company will be $         , $         and
    $         , respectively. See "Underwriting."
                             ---------------------

    These shares are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares
will be ready for delivery in New York, New York, on or about         , 1997,
against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
        ALEX. BROWN & SONS
                 INCORPORATED
                  DEAN WITTER REYNOLDS INC.

                           DONALDSON, LUFKIN & JENRETTE
                                  SECURITIES CORPORATION
                                   MERRILL LYNCH & CO.

                                          PRUDENTIAL SECURITIES INCORPORATED

                             ---------------------

        The date of this Prospectus Supplement is               , 1997.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus and incorporated herein and therein by reference. The information contained in this Prospectus Supplement assumes no exercise of the Underwriters' over-allotment option, unless indicated otherwise. The offering of 8,000,000 shares of Common Stock, par value $.0001 per share (the "Common Stock"), made hereby is herein referred to as the "Offering." All references to the "Company" in this Prospectus Supplement and the accompanying Prospectus include Spieker Properties, Inc., those entities controlled by Spieker Properties, Inc. and predecessors of Spieker Properties, Inc., unless the context indicates otherwise. Information regarding shares of Common Stock, unless otherwise indicated, is based on a per-share market price of $36.00, the last reported sale price on the New York Stock Exchange on December 31, 1996. This Prospectus Supplement and the accompanying Prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference are discussed in the section entitled "Special Considerations" beginning on page 6 of the accompanying Prospectus.

                                  THE COMPANY

     Spieker Properties, Inc. is a real estate investment trust ("REIT") that acquires, develops and operates suburban office and industrial properties in California and Washington, Oregon and Idaho (the "Pacific Northwest"). As of December 31, 1996, the Company owned and operated 156 income-producing properties (the "Properties," and each a "Property"), aggregating approximately
21.4 million rentable square feet and comprised of 85 industrial Properties, 60 office Properties and 11 retail Properties. The Company is in the process of acquiring eight additional suburban office properties and divesting its retail Properties. See "-- Recent Activities and Continued Growth." The Company's strategic focus is to invest in California and the Pacific Northwest because of the area's growth prospects arising from its Pacific Rim location, quality of life, well developed transportation infrastructure, high technology industries, well-educated employee base and excellent universities.

     The Company's 25 most senior members of management (the "Senior Officers") have extensive real estate experience through various cycles of the commercial property markets and possess a wide variety of skills that provide in-house resources to add value to its Properties through the entire cycle of acquisition, development and redevelopment including design, financing, construction management, leasing and property management. After giving effect to the Offering, the Senior Officers will beneficially own Common Stock and partnership units exchangeable for Common Stock representing approximately 11.3% of the Company's outstanding Common Stock on a fully-converted basis, or approximately $209.5 million of the aggregate market value of the Company's outstanding Common Stock on a fully-converted basis.

     The Company's revenues increased 29.5% from $112.1 million for the nine months ended September 30, 1995 to $145.2 million for the nine months ended September 30, 1996. The Company's earnings before interest expense, depreciation, amortization, and minority interests ("EBIDA") increased 28.6% from $79.3 million for the nine months ended September 30, 1995 to $102.0 million for the nine months ended September 30, 1996. During the nine months ended September 30, 1996, the Company's funds from operations (calculated by adjusting net income before minority interest for certain non-cash items, principally the amortization and depreciation of real property and for dividends on equity securities that are not convertible into shares of Common Stock, "Funds from Operations") increased 57.1% from $43.5 million for the nine months ended September 30, 1995 to $68.3 million for the nine months ended September 30, 1996. The Company believes that EBIDA and Funds from Operations are useful financial performance measures of the operating performance of an equity REIT. EBIDA and Funds from Operations do not represent net income or cash flows from operating, financing and investing activities as defined by generally accepted accounting principles ("GAAP") and do not necessarily indicate that cash flows will be sufficient to fund cash needs. EBIDA and Funds from Operations should not be considered as alternatives to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. Furthermore, Funds from Operations as disclosed by other REITs may not be comparable to the Company's calculation of Funds from Operations. For a further discussion of EBIDA and Funds from Operations, net income and cash flow from operations, see "-- Summary Financial and Other Data."

                     RECENT ACTIVITIES AND CONTINUED GROWTH

     The Company seeks to achieve sustainable long-term growth in Funds from Operations per share through the acquisition and development of office and industrial properties and through growth in operating income from its existing Properties. The Company believes that attractive opportunities continue to exist to purchase properties in the markets in which the Company operates, often at prices below replacement costs due to, among other factors, the changing composition of ownership of institutional-grade commercial property. The Company has extensive experience in making acquisitions and continues to acquire commercial properties, many of which the Company believes can be enhanced through repositioning and/or active leasing. The Company has entered into contracts or letters of intent to purchase eight additional suburban office properties (the "Pending Acquisitions") in the first quarter of 1997 for an estimated total investment of approximately $332.5 million. The Company intends to fund the purchase of the Pending Acquisitions with the net proceeds of the Offering. In 1996, the Company acquired 25 suburban office and industrial properties and two mortgages for a total investment of approximately $352.8 million. The Company also has extensive experience in developing new properties and continues to develop new properties in certain of its markets. The Company believes that a general decrease in competition in development activity as well as lower vacancy rates in most of the Company's markets will lead to additional attractive development opportunities. The Company is in the process of developing 17 properties for a total investment of approximately $126.2 million, and completed the development of five Properties in 1996 for a total investment of approximately $32.8 million. The Company's existing Properties also continue to generate increasing cash flow due to high average occupancy rates, increasing rental rates and controlled capital expenditures.

ACQUIRING OFFICE AND INDUSTRIAL PROPERTIES

  PENDING ACQUISITIONS

     As of December 31, 1996, the Company had entered into contracts or letters of intent to purchase eight additional suburban office properties in the first quarter of 1997 aggregating approximately 2.8 million square feet, for an estimated total investment of approximately $332.5 million. The Pending Acquisitions are predominately high quality, suburban office properties, which are similar in type and location to the Company's existing Properties. The Company believes the Pending Acquisitions' purchase prices are below their replacement costs and that rental income from the Pending Acquisitions can be increased while maintaining controlled capital expenditures. Of the $332.5 million estimated total investment in the Pending Acquisitions, approximately $286.5 million will be paid in cash, approximately $21.0 million will be in the form of assumption of debt and approximately $25.0 million will be in the form of partnership units in Spieker Properties, L.P. (the "Operating Partnership"). The Company expects the Pending Acquisitions will produce an average unleveraged return of approximately 10.0% during their initial 12 months of ownership. The Company calculates the expected unleveraged return on a Pending Acquisition by dividing the expected property operating income during the initial 12 months of ownership (on a cash basis and not on a straight-line basis) by the estimated total investment, including the costs to renovate or reposition the property or release space expected to be incurred during that time. The purchase of a number of the Pending Acquisitions is subject to various contingencies, including, among others, completion of due diligence and other customary conditions. Accordingly, there can be no assurance that the Company will acquire any or all of the Pending Acquisitions, or if acquired, that the Pending Acquisitions will yield the expected average unleveraged return. See

"Special Considerations -- Acquisition and Development Activities" in the accompanying Prospectus.

     The following table and discussion set forth certain information regarding the Pending Acquisitions.

                              PENDING ACQUISITIONS

                                                                                   TOTAL
                                                                               INVESTMENT(1)
                                                            TOTAL RENTABLE     -------------
             PROPERTY NAME                LOCATION           SQUARE FEET
    -------------------------------  -------------------    --------------     (IN MILLIONS)
    OFFICE PROPERTIES
      Emeryville Portfolio.........  Emeryville, CA              946,000          $ 134.2
      Mission West Portfolio.......  San Diego, CA               819,000             53.6
      555 Twin Dolphin Drive.......  Redwood Shores, CA          198,900             43.4
      Kodak Center.................  San Jose, CA                198,000             39.9
      Quadrant Corporate Center....  Bothell, WA                 205,000             23.0
      Fountaingrove Office
         Complex...................  Santa Rosa, CA              162,000             17.2
      Brea Corporate Place.........  Brea, CA                    142,000             11.7
      Riverside Center.............  Portland, OR                 99,000              9.5
                                                               ---------           ------
         Total.....................                            2,769,900          $ 332.5
                                                               =========           ======

---------------
(1) Represents initial estimated purchase price plus estimated repositioning costs.

     Emeryville Portfolio. The largest of the Pending Acquisitions is a portfolio of predominately office properties located in Emeryville, California (the "Emeryville Portfolio"), a submarket located east of San Francisco. The Emeryville Portfolio consists of 889,000 square feet of office space and 57,000 square feet of light industrial space. As of September 30, 1996, this portfolio, which has approximately 154 tenants and an average tenant size of 6,200 square feet, was 94% leased. The total investment in the Emeryville Portfolio will be approximately $134.2 million, of which approximately $25 million will be in the form of partnership units in the Operating Partnership and the balance will be in the form of cash. The Company estimates that the total investment in the Emeryville Portfolio is approximately 80% of replacement cost. The Emeryville Portfolio also contains sufficient undeveloped land for the Company to construct an additional 150,000 square feet of office space at some point in the future, representing an incremental investment of approximately $22 million. The Company believes the Emeryville Portfolio provides the Company with a dominant position in an attractive submarket with low vacancy rates, a limited supply of land and rising rental rates. According to a recent CB Commerical/Torto Wheaton Research report, as of June 30, 1996, the vacancy rate in the Emeryville submarket was 2.6%, and Emeryville was identified as the submarket with the largest forecasted rent increases over the next two years out of 22 submarkets in the East San Francisco Bay Area market.

     Mission West Portfolio. The Company has entered into a contract to acquire all of the real estate assets of Mission West Properties (the "Mission West Portfolio"), a publicly traded company. This portfolio, consisting of five class A office properties, four industrial properties and one mixed-use property totaling 819,000 square feet, enables the Company to increase its presence in the improving Northern San Diego County area. The Company estimates that the total investment in the Mission West Portfolio of $53.6 million is approximately 75% of replacement cost. The properties are consistent with the Company's current assets in product type, flexibility, quality, age and improvements. The proximity of the Mission West Portfolio to the Company's existing properties in San Diego is expected to result in greater operating efficiencies. According to a recent CB Commercial report, office and industrial property rental rates in select Northern San Diego County submarkets have increased 25% and 20%, respectively, from 1994 to 1996. Vacancy rates for office and industrial property space in such submarkets were 8% and 7%, respectively, as of September 30, 1996.

     555 Twin Dolphin Drive. 555 Twin Dolphin Drive is a 198,900 square foot, six-story class A suburban office building constructed in 1989. The property is located south of San Francisco in the mid-peninsula office submarket, one of the strongest suburban office submarkets in the San Francisco Bay Area. The total investment in 555 Twin Dolphin Drive will be approximately $43.4 million. The Company has extensive experience in owning and operating office properties in the mid-peninsula submarket and, after completing this acquisition, will own over 425,000 square feet of property in this submarket. According to a recent BT Commercial Real Estate report, rental rates in the mid-peninsula submarket for class A office space have increased approximately 50% from $1.75 per square foot per month in 1994 to $2.60 per square foot per month in 1996 and the vacancy rate as of September 30, 1996 was below 3%.

     Kodak Center. The Kodak Center is a 198,000 square foot, six-story class A suburban office building located in the San Jose Airport submarket, where the Company currently owns approximately 450,000 rentable square feet of office space. The Company's total investment in the Kodak Center will be approximately $39.9 million. The Company believes that during the last 18 months the San Jose Airport submarket has been one of the strongest submarkets in the San Francisco Bay Area. According to a Colliers Parrish International report, during this period, the vacancy rate in the San Jose Airport submarket has fallen from 14.5% to 3.2% and rental rates have increased approximately 35% from $1.85 per square foot per month to $2.50 per square foot per month.

     Quadrant Corporate Center. Quadrant Corporate Center is a six building, 205,000 square foot suburban office complex located northeast of Seattle, Washington. According to a recent CB Commericial/Torto Wheaton Research report, from 1993 to 1996 vacancy rates in this submarket decreased from 12.0% to 4.1%.

     Fountaingrove Office Complex. Fountaingrove Office Complex is a three building, 162,000 square foot property constructed from 1986 to 1992, and is the premier class A suburban office property in the Santa Rosa, California submarket, located north of San Francisco. The Company believes the total investment in the property of $17.2 million is approximately 75% of replacement cost.

     Brea Corporate Place. Brea Corporate Place is a two building, 142,000 square foot suburban office complex located in the City of Brea, a submarket of Orange County, California. The Company believes the total investment in this property of $11.7 million is approximately 65% of replacement cost.

     Riverside Center. Riverside Center is a 99,000 square foot, five-story suburban office building located in the Johns Landing submarket of suburban Portland, Oregon. After completion of the acquisition of Riverside Center, the Company will own over 324,000 square feet of office property in this submarket where, according to a Real-Net Commercial Property Database Services report, vacancy rates are below 1.0%.

  1996 COMPLETED ACQUISITIONS

     In 1996, the Company acquired 14 office Properties, 11 industrial Properties and two mortgage investments aggregating approximately 6.0 million rentable square feet for a total investment of approximately $352.8 million as of December 31, 1996. The Company expects these acquisitions will produce an initial stabilized average unleveraged return of approximately 10.7%. The Company calculates the expected unleveraged return on a completed property acquisition by dividing the expected property operating income during the initial 12 months after stabilization (on a cash basis and not on a straight-line basis) by the estimated total investment, including the costs to renovate or reposition the property or release space incurred during the stabilization period. There can be no assurance that the Company's expected returns on these acquisitions will be realized. See "Special
Considerations -- Acquisitions and Development Activities" in the accompanying Prospectus.

     The following table sets forth certain information regarding acquisitions by the Company during the year ended December 31, 1996.

                         ACQUISITIONS COMPLETED IN 1996

                                                                                       TOTAL
                                                                        TOTAL      INVESTMENT(1)
                                                         MONTH        RENTABLE     -------------
       PROPERTY NAME                LOCATION            ACQUIRED     SQUARE FEET
----------------------------  --------------------   --------------  -----------   (IN MILLIONS)
OFFICE PROPERTIES
  Bayside Corporate Center..  Foster City, CA        January 1996        84,925       $  10.1
  Airport Office
     Center(2)..............  San Jose, CA           January 1996       201,903          14.4
  Carmel Valley Centre......  Del Mar, CA            April 1996         107,112          14.3
  2290 North First St. .....  San Jose, CA           May 1996            75,680           6.7
  10700 Northrup............  Bellevue, WA           May 1996            55,854           4.7
  Dove Street...............  Newport Beach, CA      June 1996           78,123           8.3
  The City(3)...............  Orange, CA             July 1996          595,078          39.9
  Fidelity Plaza............  Sacramento, CA         July 1996           77,453           6.0
  Fairchild Corporate
     Center.................  Irvine, CA             August 1996        104,973           9.7
  One Pacific Plaza.........  Huntington Beach, CA   October 1996       110,000          10.1
  Central Park Plaza........  Santa Clara, CA        December 1996      305,918          35.0
  One Lakeshore Center......  Ontario, CA            December 1996      175,840          19.0
  Corona Corporate Center...  Corona, CA             December 1996       46,227           4.0
  Avenida Encinas Plaza.....  Carlsbad, CA           December 1996       48,700           5.2
  Wood Island...............  Larkspur, CA           December 1996       73,731          14.5
                                                                      ---------        ------
     Subtotal...............                                          2,141,517       $ 201.9
                                                                      ---------        ------
INDUSTRIAL PROPERTIES
  Benicia Industrial
     Park(4)................  Benicia, CA            January 1996     1,822,788       $  45.7
  Everett Industrial
     Center.................  Everett, WA            March 1996         150,154           7.5
  Everett 526...............  Everett, WA            May 1996            97,523           4.5
  Port of Oakland Center....  Oakland, CA            May 1996           199,733           7.2
  Doolittle Business
     Center.................  San Leandro, CA        May 1996           113,196           4.0
  MacArthur Park............  Santa Ana, CA          August 1996         94,023           6.0
  Stadium Plaza.............  Anaheim, CA            August 1996        769,003          39.0
  Charcot Business Park.....  San Jose, CA           October 1996       163,370          12.2
  Airport Service Center....  Burlingame, CA         November 1996       36,300           2.7
  Keifer Road Industrial
     Park...................  Sunnyvale, CA          November 1996      287,000          14.1
  Ravendale.................  Mountain View, CA      December 1996       81,000           8.0
                                                                      ---------        ------
     Subtotal...............                                          3,814,090       $ 150.9
                                                                      ---------        ------
       Total................                                          5,955,607       $ 352.8
                                                                      =========        ======

---------------
(1) Represents capitalized cost as of December 31, 1996 plus estimated repositioning costs.

(2) Represents an investment in two mortgages with an aggregate face value of $21.0 million secured by this Property.

(3) Includes square footage for one of the four buildings totaling 165,300 square feet that is currently under redevelopment and is not yet stabilized.

(4) Includes square footage for eight of the 17 buildings totaling 891,049 square feet that are currently under redevelopment and are not yet stabilized.

DEVELOPING NEW PROPERTIES

  PROPERTY DEVELOPMENTS IN PROCESS

     As of December 31, 1996, the Company was in the process of developing 17 properties aggregating approximately 2.1 million rentable square feet for a total estimated investment of approximately $126.2 million. The Company expects these development activities will produce an average unleveraged return of approximately 11.4%. The Company calculates the expected unleveraged return on a property development by dividing the expected property operating income during the initial 12 months after stabilization (on a cash basis and not on a straight-line basis) by the estimated total investment at stabilization. There can be no assurance that the Company's expected returns on such development projects will be realized. See "Special Considerations -- Acquisition and Development Activities" in the accompanying Prospectus.

     The following table sets forth certain information regarding properties under development by the Company as of December 31, 1996.

                        PROPERTY DEVELOPMENTS IN PROCESS

                                                                                             TOTAL
                                                        ACTUAL OR                        INVESTMENT(2)
                                                     ESTIMATED SHELL       RENTABLE      -------------
         PROPERTY NAME               LOCATION       COMPLETION DATE(1)    SQUARE FEET
-------------------------------   ---------------   ------------------    -----------    (IN MILLIONS)
OFFICE PROPERTIES
  Gateway Oaks III.............   Sacramento, CA    March 1996                45,321        $   5.5
  Bellefield Maplewood
     Building..................   Seattle, WA       January 1997              34,500            5.0
  Ryan Ranch Phase III.........   Monterey, CA      February 1997             24,343            3.0
  Ridder Park..................   San Jose, CA      February 1997             83,841            8.5
  4949 Meadows.................   Portland, OR      August 1997              119,000           16.2
  Bellefield Building N........   Seattle, WA       November 1997             45,000            6.2
                                                                           ---------         ------
     Subtotal..................                                              352,005        $  44.4
                                                                           ---------         ------
INDUSTRIAL PROPERTIES
  Ryan Ranch Industrial........   Monterey, CA      April 1996                31,560            2.6
  Woodinville III..............   Seattle, WA       May 1996                 240,505        $  11.6
  Concord North Center.........   Concord, CA       October 1996             191,950            9.4
  Marine Drive II..............   Portland, OR      November 1996            106,000            3.3
  Airport Way..................   Portland, OR      December 1996            205,000            7.2
  Sorrento Vista...............   San Diego, CA     March 1997               226,500            9.9
  Riverside Business Center....   Sacramento, CA    April 1997               175,000            7.5
  Bay Center Business Park
     III.......................   Hayward, CA       June 1997                108,000            5.0
  Marine Drive III.............   Portland, OR      June 1997                258,500            8.5
  Dixon Landing North II.......   Milpitas, CA      August 1997               84,000            7.4
  Dixon Landing North I........   Milpitas, CA      September 1997           110,000            9.4
                                                                           ---------         ------
     Subtotal..................                                            1,737,015        $  81.8
                                                                           ---------         ------
       Total...................                                            2,089,020        $ 126.2
                                                                           =========         ======

---------------
(1) Shell completion date refers to the date when the property is first available for occupancy.

(2) Represents total estimated cost of development.

     In addition, as of December 31, 1996, the Company had entered into contracts and letters of intent to purchase various land parcels, on which the Company could develop an aggregate of approximately 1.3 million square feet of suburban office and industrial properties, representing a potential total investment of approximately $111.5 million. The Company anticipates that if such land is purchased, development would commence in 1997 and revenue from completed developments on such land parcels would not be received until 1998 or thereafter. These land purchases are subject to various conditions and there can be no assurance that any of such purchases will be consummated or that the development of any of the parcels will be successful.

  1996 COMPLETED PROPERTY DEVELOPMENTS

     During 1996, the Company completed development of seven Properties, two of which are retail Properties which will be sold as a result of the Company's divestiture of its retail portfolio. See "-- Divestiture of Retail Portfolio." The remaining five Properties aggregate approximately 664,288 rentable square feet for a total investment of approximately $32.8 million, with an expected initial stabilized average unleveraged return of approximately 12.7%. The Company calculates the expected unleveraged return on a property development by dividing the expected property operating income during the initial 12 months after stabilization (on a cash basis and not on a straight-line basis) by the estimated total investment at stabilization. There can be no assurance that the Company's expected returns on such development projects will be realized. See "Special Considerations -- Acquisition and Development Activities" in the accompanying Prospectus.

         OFFICE AND INDUSTRIAL PROPERTY DEVELOPMENTS COMPLETED IN 1996

                                                                                       TOTAL
                                                                                   INVESTMENT(1)
                                                                TOTAL RENTABLE     --------------
                PROPERTY NAME                   LOCATION         SQUARE FEET
    -------------------------------------   ----------------    --------------     (IN MILLIONS)
    OFFICE PROPERTIES
      Ryan Ranch Office Phase II.........   Monterey, CA             25,700            $  3.0
      4004 S.W. Kruse Way Place..........   Portland, OR             56,713               7.2
                                                                    -------             -----
         Subtotal........................                            82,413            $ 10.2
                                                                    -------             -----
    INDUSTRIAL PROPERTIES
      Cadillac Court II..................   Milpitas, CA             36,120            $  2.5
      Marine Drive Distribution Center...   Portland, OR            225,250               6.6
      Walsh at Lafayette.................   Santa Clara, CA         320,505              13.5
                                                                    -------             -----
         Subtotal........................                           581,875            $ 22.6
                                                                    -------             -----
           Total.........................                           664,288            $ 32.8
                                                                    =======             =====

---------------
(1) Represents capitalized cost as of December 31, 1996.

GROWTH IN OPERATING INCOME FROM EXISTING PROPERTIES

     In addition to the Company's acquisition and development activities, the Company continues to seek to increase Funds from Operations by maximizing cash flow from existing Properties through active leasing and property management. The Company's objectives include increasing the occupancy of all Properties that are not fully leased, maintaining high average occupancy rates, increasing effective rental rates and strictly controlling operating expenses and capital expenditures.

     As of September 30, 1996, the occupancy rate of the Properties owned and operated by the Company was approximately 94.9%. Effective rental rates on the 314 office leases (representing approximately 864,157 rentable square feet) signed by the Company during the nine months ended September 30, 1996 were on average 14.6% higher than the ending contract rental rates on the expiring leases for the same space. Effective rental rates on the 121 industrial property leases (representing approximately 1.7 million rentable square feet) signed by the Company during the nine months ended September 30, 1996 were on average 7.4% higher than the ending contract rental rates on the expiring leases for the same space.

     The Company seeks to control the capital expenditures associated with releasing space by concentrating on general purpose, medium-size properties that are easily divisible so as to accommodate users of various sizes. For the five-year period ended December 31, 1995 on an average annual basis and for the nine months ended September 30, 1996, the Company's office Properties averaged $4.36 and $4.45, respectively, and its industrial Properties averaged $1.30 and $0.99, respectively, per square foot in capitalized tenant improvements and leasing commissions on renewed or released space.

CONTINUED EXPANSION INTO SOUTHERN CALIFORNIA

     The Company first entered the Southern California market in November 1995 and, including the Pending Acquisitions, will own 14 suburban office Properties and three industrial Properties, aggregating approximately 3.5 million rentable square feet, in Southern California. Including the Pending Acquisitions, the Company will have invested over $278.0 million in acquiring properties in Southern California during the last 15 months. The Company continues to find opportunities to acquire properties in Southern California at favorable prices, which are often at meaningful discounts to replacement costs. To manage this expansion, the Company has opened two regional offices in Southern California, which are staffed by over 15 of the Company's real estate professionals.

DIVESTITURE OF RETAIL PORTFOLIO

     After an extensive review of the Company's investment opportunities and strategic position, the Company has decided to focus exclusively on office and industrial properties. The Company has therefore decided to sell all of its retail Properties and to reinvest the proceeds from these Properties in office and industrial properties, which the Company believes offer better growth prospects. In December 1996, the Company sold three retail properties and signed definitive contracts to sell six additional retail Properties to Pacific Retail Trust ("PRT") at an aggregate gross sales price of approximately $106.5 million, of which approximately $45.4 million has been paid by PRT. Assuming all of the remaining six sales are consummated, the Company anticipates a net aggregate gain of approximately $25.0 million. Of the six Properties under contract with PRT, five will be purchased by PRT before May 1, 1997, on dates to be determined by the Company, with the final Property to be purchased by December 31, 1997. In connection with these sales, the Company's retail division employees have become employees of PRT, and PRT has agreed to manage the Company's remaining retail Properties pending disposition. The Company is in the process of marketing and selling its remaining five retail Properties to third parties and anticipates that such divestiture will be completed by the end of 1998. Assuming the six PRT contracts are consummated and the remaining five retail Properties are sold to third parties, the Company expects to receive aggregate gross proceeds of approximately $130 million for reinvestment in office and industrial properties. The sale of the remaining retail Properties is subject to negotiation of acceptable terms and other customary conditions, and there can be no assurance that any of these Properties will ultimately be sold by the Company.

IMPROVEMENTS IN PROPERTY MARKETS

     The Company's Properties are all located in California and in the Pacific Northwest in six geographic areas: the East and South San Francisco Bay Areas; Sacramento; San Diego/Orange County; Seattle and Portland. The Company has noticed significant improvements in most of the markets in which the Company owns and operates Properties, including decreasing vacancy rates and increasing rental rates. The Company believes that these markets continue to offer opportunities for profitable investment because of the strengths of the local economies and the improvement over the last several years in the property markets themselves.

     As reported in Emerging Trends, a publication of Equitable Real Estate Management, a panel of more than 100 real estate professionals has ranked San Francisco, Seattle and San Diego among the top six markets in the country for general real estate investment in 1997. In addition, the Fall 1996 issue of MarketScore, a publication of KOLL (a real estate services company), ranked San Francisco, Portland and San Jose among the top four markets for suburban office property investment and San Jose and Portland among the top three markets for industrial property investment for relative total return for a two-year time horizon.

   TOP MARKETS FOR GENERAL           TOP MARKETS FOR SUBURBAN        TOP MARKET FOR INDUSTRIAL
REAL ESTATE INVESTMENT 1997(1)     OFFICE PROPERTY INVESTMENT(2)      PROPERTY INVESTMENT(2)
------------------------------     -----------------------------     -------------------------
  1. SAN FRANCISCO                 1. SAN FRANCISCO                   1. SAN JOSE
  2. SEATTLE                       2. Phoenix                         2. Austin
  3. Boston                        3. PORTLAND                        3. PORTLAND
  4. Chicago                       4. SAN JOSE                        4. Milwaukee
  5. Denver                        5. Austin                          5. Grand Rapids
  6. SAN DIEGO                     6. Minneapolis - St. Paul          6. Tulsa

---------------
(1) Source: Emerging Trends (Equitable Real Estate Management)

(2) Source: MarketScore, Volume 15 (KOLL)

RECENT FINANCINGS

     During 1996, the Company extended its fixed-rate debt maturities and decreased its exposure to floating interest rate risk through the issuance of five tranches of fixed-rate, investment-grade rated, unsecured notes aggregating $375 million in principal amount with maturity dates ranging from 2001 to 2016. The net proceeds from these notes were used primarily to repay borrowings on the Company's line of credit which are subject to floating interest rates.

     As of December 31, 1996, the Company's ratio of total indebtedness to total market capitalization was 30.2%. On a pro forma basis, giving effect to the Offering and the application of the net proceeds therefrom as described in "Use of Proceeds," the ratio of total indebtedness to total market capitalization would be 26.2%. The Company believes that such a leverage level will allow it to use debt financing to fund a significant amount of future acquisition and development activities. Total market capitalization is calculated based on (i) the aggregate market value of the Company's Common Stock, assuming conversion of all Class B Common Stock, Class C Common Stock and Series A Preferred Stock and partnership units in the Operating Partnership, (ii) the aggregate liquidation value of the Series B Preferred Stock and (iii) the Company's total indebtedness.

                                 THE PROPERTIES

     The following table sets forth, as of December 31, 1996, the location and type of the Properties by rentable square feet on a pro forma basis, assuming the acquisition of all of the Pending Acquisitions and the divestiture of all the retail Properties, as if such transactions had occurred on December 31, 1996. For similar information regarding the Properties actually owned by the Company as of December 31, 1996, see "The Company -- Rentable Square Footage."

PRO FORMA RENTABLE SQUARE FOOTAGE OF PROPERTIES BY LOCATION AND TYPE OF PROPERTY

                                                                                    PERCENT
                                                                                      OF
             GEOGRAPHIC AREA            INDUSTRIAL      OFFICE         TOTAL         TOTAL
    ----------------------------------  ----------     ---------     ----------     -------
    Seattle, WA/Boise, ID.............   3,093,072       872,526      3,965,598        17.5%
    Portland, OR......................   1,758,627       522,989      2,281,616        10.0
    Sacramento, CA....................   1,123,744     1,228,831      2,352,575        10.4
    East San Francisco Bay Area, CA...   3,742,985     1,524,652      5,267,637        23.2
    South San Francisco Bay Area,
      CA..............................   3,015,110     2,285,772      5,300,882        23.3
    San Diego/Orange County, CA.......   1,275,843     2,266,019      3,541,862        15.6
                                        ----------     ---------     ----------       -----
              Total...................  14,009,381     8,700,789     22,710,170       100.0%
                                        ==========     =========     ==========       =====
              Percent of Total........        61.7%         38.3%         100.0%
                                              ----          ----         ------
                                              ----          ----         ------
              Number of Properties....          85            68            153
                                                --            --
                                                                           ----
                                                --            --
                                                                           ----

                                  THE OFFERING

    Common Stock offered hereby.............    8,000,000 shares of Common Stock
    Common Stock to be outstanding after the
      Offering..............................    39,821,861 shares of Common Stock(1)
    Use of proceeds from the Offering.......    To fund the Pending Acquisitions, repay
                                                indebtedness incurred in connection with
                                                the Pending Acquisitions and for general
                                                corporate purposes.
    New York Stock Exchange Symbol..........    "SPK"

---------------
(1) If all of the partnership units in the Operating Partnership were exchanged for Common Stock and all of the outstanding shares of Series A Preferred Stock, Class B Common Stock and Class C Common Stock were converted into Common Stock, the total number of shares of Common Stock outstanding would be 51,993,752, which includes approximately 694,444 shares of Common Stock issuable upon exchange of partnership units in the Operating Partnership that may be issued in connection with the Pending Acquisitions. Excludes 3,067,500 shares of Common Stock that may also be issued pursuant to the exercise of outstanding employee stock options granted under the Spieker Properties, Inc. 1993 Stock Incentive Plan as amended and the 1993 Directors Stock Option Plan at an average exercise price of $25.51 per share.

                        SUMMARY FINANCIAL AND OTHER DATA

     The Company's consolidated summary financial and other data is presented on a historical basis for the nine months ended September 30, 1996 and 1995 and the years ended December 31, 1995 and 1994, and on a pro forma basis for the nine months ended September 30, 1996 and the year ended December 31, 1995. The Company's consolidated balance sheet data is presented on a historical basis as of September 30, 1996 and December 31, 1995 and 1994 and on a pro forma basis as of September 30, 1996. Pro forma operating and other data are presented as if the Offering, the Pending Acquisitions and certain other financial transactions described in the Company's pro forma financial statements and notes thereto included elsewhere herein, had been completed on January 1, 1995. Pro forma balance sheet data are presented as if the Offering, the Pending Acquisition and certain other transactions described in the Company's pro forma financial statements and notes thereto included elsewhere herein had been completed on September 30, 1996. See "Spieker Properties, Inc. Pro Forma Financial Information."

     The summary financial and other data should be read in conjunction with the consolidated financial statements and notes thereto of the Company included elsewhere herein and included in the Company's filings under the Exchange Act, which are incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                        SUMMARY FINANCIAL AND OTHER DATA
                (IN THOUSANDS, EXCEPT SHARE AMOUNTS AND RATIOS)

                                               NINE MONTHS ENDED SEPTEMBER 30,         YEARS ENDED DECEMBER 31,
                                              ---------------------------------    ---------------------------------
                                              PRO FORMA     ACTUAL      ACTUAL     PRO FORMA     ACTUAL      ACTUAL
                                               1996(1)       1996        1995       1995(1)       1995        1994
                                              ---------    --------    --------    ---------    --------    --------
OPERATING DATA:
  Revenues.................................   $201,497     $145,157    $112,050    $259,248     $153,391    $121,037
  Income from operations before disposal of
    properties, minority interests, and
    extraordinary items....................     66,937       48,207      20,242      80,760       30,335      13,363
  Income before extraordinary items........     57,616       40,603      16,357      69,526       24,666      10,541
  Net income (loss)........................     57,616       40,603      16,357      69,526       (8,837)     10,541
  Net income (loss) available to common
    stockholders...........................     48,513       31,500      14,821      57,437      (11,471)      9,303
  Net income per share of common stock
    before extraordinary items(2)..........   $   1.11     $   0.92    $   0.59    $   1.31     $   0.84    $   0.46
  Net income (loss) per share of common
    stock(2)...............................       1.11         0.92        0.59        1.31        (0.44)       0.46
  Dividends and distributions per share:
    Series A Preferred Stock...............       1.57         1.57        1.53        2.05         2.05        1.24
    Series B Preferred Stock...............       1.77         1.77          --        2.36         0.14          --
    Common Stock(2)........................       1.34         1.34        1.26        1.68         1.68        1.60

                                                             AS OF SEPTEMBER 30, 1996         AS OF DECEMBER 31,
                                                            --------------------------    --------------------------
                                                            PRO FORMA(1)      ACTUAL      ACTUAL 1995    ACTUAL 1994
                                                            ------------    ----------    -----------    -----------
BALANCE SHEET DATA:
  Investment in real estate (before accumulated
    depreciation)........................................    $1,772,906     $1,350,528    $1,098,871      $ 870,613
  Net investment in real estate..........................     1,637,314      1,214,936       974,259        770,827
  Total assets...........................................     1,684,453      1,269,890     1,011,497        809,938
  Property indebtedness, net(3)..........................        68,301         47,301       112,702        522,277
  Unsecured debt.........................................       635,000        549,000       377,700             --
  Total debt.............................................       703,301        596,301       490,402        522,277
  Stockholders' equity...................................       840,930        558,367       419,847        206,304

                                             NINE MONTHS ENDED SEPTEMBER 30,            YEARS ENDED DECEMBER 31,
                                           ------------------------------------   ------------------------------------
                                           PRO FORMA      ACTUAL       ACTUAL     PRO FORMA      ACTUAL       ACTUAL
                                            1996(1)        1996         1995       1995(1)        1995         1994
                                           ----------   ----------   ----------   ----------   ----------   ----------
OTHER DATA:
  Funds from Operations(4)...............  $   95,342   $   68,320   $   43,489   $  117,109   $   61,428   $   41,935
  Weighted average share equivalents(5)..  52,362,862   42,049,446   32,601,038   52,362,862   33,769,742   27,069,241
  EBIDA(6)...............................  $  140,647   $  102,023   $   79,337   $  180,501   $  108,323   $   86,711
  Cash flow provided by (used in):
    Operating activities.................     118,620       91,598       58,768      127,891       72,210       43,429
    Investing activities.................     (44,004)    (270,003)    (131,395)    (709,348)    (196,254)    (158,189)
    Financing activities.................     (29,644)     195,373       71,936      743,795      121,954       98,556
  Total rentable square footage of
    properties at end of period..........      24,167       20,404       15,561           --       16,282       13,933
  Number of properties at end of
    period...............................         164          149          122           --          128          111
  Occupancy rate at end of period........          --         94.9%        97.3%          --         96.9%        97.6%
  Ratio of earnings to fixed
    charges(7)...........................        2.67x        2.65x        1.53x        2.51x        1.61x        1.29x
  Ratio of earnings to combined fixed
    charges and preferred stock
    dividends(8).........................        2.17x        2.00x        1.47x        2.05x        1.53x        1.26x
  Ratio of FFO before interest expense
    and Series B Preferred Stock
    dividends to interest expense(9).....        3.70x        3.87x        2.22x        3.39x        2.34x        1.94x
  Total market equity(10)................  $1,978,025   $1,377,873   $  888,936           --   $1,036,895   $  560,590

---------------
 (1) See "Spieker Properties, Inc. Pro Forma Financial Information."

 (2) Per share amounts are presented for nine months ended September 30, 1996 and 1995 and for the years ended December 31, 1995 and 1994 based upon weighted average common shares outstanding of 34,280,115, 25,023,655, 26,140,488 and 20,417,513, respectively. The pro forma per share amounts have been based upon weighted average common shares outstanding of 43,899,087 for nine months ended September 30, 1996 and the year ended December 31, 1995. Dividends and distributions per share do not include dividends on the Class B Common Stock and Class C Common Stock. The actual Class B Common Stock dividends declared in 1996 and 1995 were $1.67 and $1.64 per share, respectively, and the Class C Common Stock dividends declared in 1996 were $1.33 per share.

 (3) Net of discount of approximately $31,617 as of December 31, 1994.

 (4) Funds from Operations means income (loss) from operations before disposal of real estate properties, minority interests and extraordinary items plus depreciation and amortization and an adjustment for straight-lined rents less cash distributable to minority interests in certain properties owned by the Company. In February 1995, the National Association of Real Estate Investment Trusts ("NAREIT") established new guidelines clarifying its definition of Funds from Operations and requested that REITs adopt this new definition beginning in 1996. The new definition provides that the amortization of debt discount and deferred financing costs is no longer to be added back to net income to calculate Funds from Operations. In 1996, the Company substantially implemented the new NAREIT definition for calculating Funds from Operations. The amounts presented above for the nine months ended September 30, 1995 and the years ended December 31, 1995 and 1994 have been restated to reflect the new NAREIT definition. Funds from Operations previously reported by the Company based on the old NAREIT definition for the nine months ended September 30, 1995 and the years ended December 31, 1995 and 1994 were $50,906, $70,790 and $52,142, respectively.
     Management generally considers Funds from Operations to be a useful financial performance measure of the operating performance of an equity REIT because, together with net income and cash flows, Funds from Operations provides investors with an additional basis to evaluate the ability of a REIT to incur and service debt and to fund acquisitions and other capital expenditures. Funds from Operations does not represent net income or cash flows from operations as defined by GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs. It should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. Funds from Operations does not measure whether cash flow is sufficient to fund all of the Company's cash needs including principal amortization, capital improvements and distributions to stockholders. Funds from Operations also does not represent cash flows generated from operating, investing or financing activities as defined by GAAP. Further, Funds from Operations as disclosed by other REITs may not be comparable to the Company's calculation of Funds from Operations.

 (5) Assumes conversion of shares of Class B Common Stock, Class C Common Stock, Series A Preferred Stock and partnership units in the Operating Partnership into shares of Common Stock.

 (6) EBIDA means earnings before interest expense, depreciation, amortization, disposal of real estate properties and minority interests. EBIDA is computed as income from operations before minority interests and extraordinary items plus interest expense, depreciation and amortization. The Company believes that in addition to cash flows and net income, EBIDA is a useful financial performance measure for assessing the operating performance of an equity REIT because, together with net income and cash flows, EBIDA provides investors with an additional basis to evaluate the ability of a REIT to incur and service debt and to fund acquisitions and other capital expenditures. To evaluate EBIDA and the trends it depicts, the components of EBIDA, such as rental revenues, rental expenses, real estate taxes and general and administrative expenses, should be considered. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Excluded from EBIDA are financing costs such as interest as well as depreciation and amortization, each of which can significantly affect a REIT's results of operations and liquidity and should be considered in evaluating a REIT's operating performance. Further, EBIDA does not represent net income or cash flows from operating, financing and investing activities as defined by generally accepted accounting principles and does not necessarily indicate that cash flows will be sufficient to fund cash needs. It should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity.

 (7) The ratio of earnings to fixed charges is computed as income (loss) from operations, before gains or losses on sales of properties, extraordinary items, plus fixed charges (excluding capitalized interest) divided by fixed charges. Fixed charges consist of interest costs including amortization of debt discount and deferred financing fees, whether capitalized or expensed, and the interest component of rental expense.

 (8) The ratio of earnings to combined fixed charges and preferred stock dividends is computed as income (loss) from operations, before gains or losses on sales of properties, and extraordinary items, plus fixed charges (excluding capitalized interest) divided by fixed charges plus dividends on preferred stock.

 (9) The ratio of Funds from Operations before interest expense and dividends on Series B Preferred Stock to interest expense is calculated as Funds from Operations plus interest expense, excluding amortization of prepaid interest and deferred financing fees and dividends on Series B Preferred Stock divided by interest expense. The Company believes that in addition to the ratio of earnings to fixed charges, this ratio provides a useful measure of a REIT's ability to service its debt because of the exclusion of non-cash items such as depreciation and amortization from the definition of Funds from Operations. This ratio differs from a GAAP-based ratio of earnings to fixed charges and should not be considered as an alternative to that ratio. Further, Funds from Operations as disclosed by other REITs may not be comparable to the Company's calculation of Funds from Operations.

(10) Total market equity is presented as of the end of the period and is calculated as the sum of (i) the total number of shares of Common Stock outstanding, assuming conversion into Common Stock of the Series A Preferred Stock, Class B Common Stock, Class C Common Stock and the partnership units in the Operating Partnership, multiplied by the closing price of the Common Stock as of the end of the period and (ii) the total number of shares of Series B Preferred Stock multiplied by their liquidation preference of $25.00 per share. The closing prices of the Common Stock on the New York Stock Exchange for the periods ended September 30, 1996 and 1995 and December 31, 1995 and 1994, which were used in calculating total market equity, were $29.375, $24.00, $25.125 and $20.375, respectively. Pro forma total market equity is calculated based upon the last reported price of the Common Stock on the New York Stock Exchange on December 31, 1996 of $36.00 per share of Common Stock. The Company believes that total market equity is an indicator of the Company's relative size as compared to other public REITs and can be used to evaluate the Company's total market capitalization, which includes indebtedness and total market equity, and, the Company believes, has gained acceptance as an indicator of leverage for a company whose assets are primarily operating real estate. Total market equity, however, does not represent the Company's assets or net assets on a GAAP or fair market basis.

                                  THE COMPANY

GENERAL

     The Company is a REIT that acquires, develops and operates suburban office and industrial properties in California and Washington, Oregon and Idaho (the "Pacific Northwest"). As of December 31, 1996, the Company owned and operated 156 income-producing Properties, aggregating approximately 21.4 million rentable square feet and comprised of 85 industrial Properties, 60 office Properties and 11 retail Properties. The Company is in the process of acquiring eight additional properties and divesting its retail Properties. See "Prospectus Supplement Summary -- Recent Activities and Continued Growth." The Company's strategic focus is to invest in California and the Pacific Northwest because of the area's growth prospects arising from its Pacific Rim location, quality of life, well developed transportation infrastructure, high technology industries, well-educated employee base and excellent universities.

     The Company's 25 Senior Officers have extensive real estate experience through various cycles of the commercial property markets and possess a wide variety of skills that provide in-house resources to add value to its Properties through the entire cycle of acquisition, development and redevelopment including design, financing, construction management, leasing and property management. After giving effect to the Offering, the Senior Officers will beneficially own Common Stock and partnership units exchangeable for Common Stock representing approximately 11.3% of the Company's outstanding Common Stock on a fully-converted basis, or approximately $209.5 million of the aggregate market value of the Company's outstanding Common Stock on a fully-converted basis.

     The Company's revenues increased 29.5% from $112.1 million for the nine months ended September 30, 1995 to $145.2 million for the nine months ended September 30, 1996. The Company's EBIDA increased 28.6% from $79.3 million for the nine months ended September 30, 1995 to $102.0 million for the nine months ended September 30, 1996. During the nine months ended September 30, 1996, the Company's Funds from Operations increased 57.1% from $43.5 million for the nine months ended September 30, 1995 to $68.3 million for the nine months ended September 30, 1996. The Company believes that EBIDA and Funds from Operations are useful financial performance measures of the operating performance of an equity REIT. EBIDA and Funds from Operations do not represent net income or cash flows from operating, financing and investing activities as defined by GAAP and do not necessarily indicate that cash flows will be sufficient to fund cash needs. EBIDA and Funds from Operations should not be considered as alternatives to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. Funds from Operations as disclosed by other REITs may not be comparable to the Company's calculation of Funds from Operations. For a further discussion of EBIDA and Funds from Operations, net income and cash flow from operations, see "Selected Financial and Other Data."

     The Company's Common Stock is listed on the New York Stock Exchange under the Symbol "SPK." The Company was incorporated in Maryland in August 1993. The Company's executive offices are located at 2180 Sand Hill Road, Menlo Park, California 94025 and the telephone number is (415) 854-5600.

BUSINESS STRATEGY AND OPERATIONAL PHILOSOPHY

     The Company's principal objective is to achieve sustainable long-term growth in Funds from Operations per share. The Company has pursued this goal since its inception through focused business strategies and operational philosophies.

  BUSINESS STRATEGY

     Focus on Quality Commercial Property. The Company invests in quality office and industrial properties that possess attributes that enable the properties to be competitive in both the short and the long run. The Company seeks to own properties in locations which provide easy access to major transportation arteries and are close to important services. With more than 25 years of experience in owning and operating income-producing properties, the Company's management possesses a high degree of knowledge of the physical and locational characteristics that give a property long term viability.

     The Company takes significant steps to differentiate its Properties from those of nearby competitors so as to maximize their attractiveness to potential users. The Company focuses on office properties that have ample glass line per square foot of office space, and user friendly common areas, stairs, elevators and restrooms, convenient parking and efficient suite layouts. Additionally, the Company seeks to provide amenities and services such as conference rooms and health clubs. The Company's warehouse Properties typically have high clear heights, numerous dock facilities, appropriate truck staging and high capacity sprinkler systems. The Company also seeks to differentiate its industrial Properties through the use of landscaping as well as exterior glass walls.

     The Company pays careful attention to the long term quality of the buildings that it develops by emphasizing first class materials, systems and workmanship during their construction. The exterior appearances of the Company's Properties are designed to be attractive, enduring and appropriately simple. The Company avoids projects which are lavish or unnecessarily intricate as these features tend to prematurely date buildings and often fail to deliver value from the tenants' perspective.

     Serve Wide Range of Tenants. The Company focuses on leasing space to tenants of various sizes and on owning properties that are easily divisible and therefore appeal to a wide range of potential tenants. Such property flexibility also allows the Company to better serve existing tenants by accommodating their inevitable expansion and contraction needs. In addition, the Company's experience is that such project flexibility helps it maintain high occupancy rates particularly when market conditions are less favorable.

     By focusing on divisible projects and a wide range of tenants, the Company has been able to control the capital expenditures associated with releasing space. Consequently, the Company's capital expenditure requirements are relatively lower than those associated with downtown office buildings or large single tenant suburban projects. The Company also attempts to limit tenant improvement expenditures to those which are in demand by, and adaptable to, a high number of users.

     Own Suburban Properties. The Company focuses its efforts on properties in suburban markets surrounding major metropolitan areas. The Company believes that a number of significant demographic and technological factors have caused, and will continue to cause, properties in suburban areas to perform better than properties in central business districts. The desire of employees to work near their residence as well as transportation difficulties and safety concerns associated with central business districts have generally caused employers to seek facilities in the suburbs in the recent past. These factors are reinforced by technological changes which have enabled companies to operate efficiently from disparate locations. According to a CB Commercial/Torto Wheaton Research report, nationwide suburban office vacancy rates have fallen from nearly 20% in December 1992 to 11.7% in September 1996 while nationwide downtown vacancy rates have changed only from 17% to 14.4% during the same period.

     In each specific local submarket of a suburban area in which it operates, the Company generally seeks to own a number of properties and to be one of the most significant commercial landlords in that market. The Company believes that this strategy gives it a measure of control over the rental rates it charges for its Properties. Through this approach, the Company can also offer prospective tenants a variety of property options and can provide existing tenants, who are growing, additional space in Properties owned by the Company in the same area. The Company believes that it has achieved significant market penetration within a number of the submarkets in which it operates.

     Invest in Growing Regions. The Company focuses its activities in California and the Pacific Northwest where it believes economic growth will exceed national averages. The Company believes these regions possess diverse and vibrant economies with strong prospects for future growth due to their Pacific Rim location, quality of life, well developed transportation infrastructures, high technology industries, well-educated employee base and excellent universities. Within California and the Pacific Northwest, the Company focuses its activities on the major metropolitan areas of Seattle, Portland, San Francisco, San Jose, Sacramento, Los Angeles, Orange County and San Diego, which have shown to be desired locations of a large number of businesses.

     Provide Superior Level of Service. The Company's goal is to provide a superior level of service to its tenants in order to achieve high occupancy and rental rates as well as low turnover. The Company's office property managers are located on-site, providing tenants with convenient access to management and allowing tenants to focus on their business rather than on property issues. On-site staff enable the Company's properties to be well maintained and to convey a sense of quality, order and security that complements the suburban environments in which the properties are located. The Company has significant experience in acquiring properties managed by others and thereafter improving tenant satisfaction, occupancy levels, renewal rates and rental income by implementing the Company's tenant service programs.

  OPERATING PHILOSOPHY

     Fully Integrated Management Capabilities. The Company has had and will continue to have a philosophy of maintaining in-house resources to add value to properties through the entire cycle of acquisition, development, and ownership including design, construction, leasing and management. The Company utilizes in-house resources to market, lease and manage its properties and does not typically list its properties with outside businesses or use third party management contractors. All of the Company's officers with real estate responsibility have had extensive experience marketing various properties and have, at least one time in their careers, been directly responsible for leasing specific properties. The Company believes this approach gives it a significant advantage as such depth of experience provides it with a detailed knowledge of markets and tenant preferences.

     Accountability. The Company has a philosophy of holding one Senior Officer or a small group of Senior Officers accountable, under the supervision and direction of the Company's executive officers, for all phases of a property's development, from purchase, design and budgeting through construction, leasing and ongoing management. The Company believes that this approach increases the likelihood of a project's success because of the Senior Officer's accountability, continuity of involvement in the project and resulting detailed knowledge of the property and its tenants, particularly as compared to a compartmentalized approach to the real estate business where individuals are responsible for only certain limited areas of a project.

     Training and Retention. The Company's hiring, training and retention of a talented management group has been a important factor in its success. The Company expends significant efforts in the training of new employees in fundamental real estate skills as well as in the continuing education of existing employees. All of the Company's officers, including the executive officers, are involved in the education program, which reinforces the program's importance to the Company and its personnel. The Company's officer compensation program includes cash bonuses and restricted stock payments tied largely to growth in net operating income from existing properties under their management, as well as contribution to Funds from Operations from new acquisitions and developments in their regions. Non-officer compensation includes subjective bonuses based upon, among other factors, tenant satisfaction and leasing and releasing success. The Company also believes that stock options are an effective means of linking employees' actions to stockholder value and has granted options to 70 of the Company's 215 employees.

THE LOCATION AND TYPE OF THE COMPANY'S PROPERTIES

     The Company focuses on six geographic areas in California and the Pacific
Northwest: the East and South San Francisco Bay Areas; Sacramento; San Diego/Orange County; Seattle and Portland.

     The following tables set forth certain information relating to the Company's Properties. Consistent with the Company's strategy to focus on office and industrial properties, the Company is in the process of divesting its retail portfolio and anticipates such divestiture will be completed in 1998. After divestiture of the retail Properties, the Company's portfolio will consist of primarily office and industrial Properties and will therefore differ from the information set forth in the tables below. See "Prospectus Supplement
Summary -- Recent Activities and Continued Growth -- Divestiture of Retail Portfolio."

RENTABLE SQUARE FOOTAGE

     The following table sets forth, as of December 31, 1996, the location and type of Properties by rentable square footage.

     RENTABLE SQUARE FOOTAGE OF PROPERTIES BY LOCATION AND TYPE OF PROPERTY

                                                                                          PERCENT
           GEOGRAPHIC AREA              INDUSTRIAL    OFFICE      RETAIL       TOTAL      OF TOTAL
--------------------------------------  ----------   ---------   ---------   ----------   --------
Seattle, WA/Boise, ID.................   3,093,072     667,526     214,195    3,974,793      18.6%
Portland, OR..........................   1,758,627     423,989      89,624    2,272,240      10.6
Sacramento, CA........................   1,123,744   1,228,831     360,531    2,713,106      12.7
East San Francisco Bay Area, CA.......   3,685,985     274,752     624,155    4,584,892      21.4
South San Francisco Bay Area, CA......   3,015,110   2,087,772     168,619    5,271,501      24.7
San Diego/Orange County, CA...........   1,004,051   1,576,811          --    2,580,862      12.0
                                        ----------   ---------   ---------   ----------     -----
          Total.......................  13,680,589   6,259,681   1,457,124   21,397,394     100.0%
                                        ==========   =========   =========   ==========     =====
          Percent of Total............        63.9%       29.3%        6.8%       100.0%
                                              ----        ----         ---        -----
                                              ----        ----         ---        -----
          Number of Properties........          85          60          11          156
                                                                                    ---
                                                --          --          --
                                                                                    ---
                                                --          --          --

PROPERTY OPERATING INCOME

     The following table sets forth for the quarter ended September 30, 1996, the Company's Property operating income, which is rental revenue less rental expenses and real estate taxes and excluding interest, depreciation and amortization and general and administrative expenses, on a percentage basis by the location and type of the Company's Properties. This table includes information for three retail properties sold subsequent to September 30, 1996 and excludes information for Properties acquired subsequent to September 30, 1996.

    PERCENTAGE OF PROPERTY OPERATING INCOME BY LOCATION AND TYPE OF PROPERTY
                    FOR THE QUARTER ENDED SEPTEMBER 30, 1996

                                                                                           PERCENT
                       GEOGRAPHIC AREA                      INDUSTRIAL   OFFICE   RETAIL   OF TOTAL
    ------------------------------------------------------  ----------   ------   ------   --------
    Seattle, WA/Boise, ID.................................      8.5%       5.3%     3.6%      17.4%
    Portland, OR..........................................      4.5        3.8      0.7        9.0
    Sacramento, CA........................................      2.8        9.1      2.6       14.5
    East San Francisco Bay Area, CA.......................     10.8        2.1      4.7       17.6
    South San Francisco Bay Area, CA......................     12.4       19.6      1.4       33.4
    San Diego/Orange County, CA...........................      2.2        5.9       --        8.1
                                                               ----       ----     ----      -----
              Percent of Total............................     41.2%      45.8%    13.0%     100.0%
                                                               ====       ====     ====      =====

AVERAGE OCCUPANCY RATES

     The following table sets forth the aggregate average occupancy rates as of September 30, 1996 of the Properties in terms of the location and type of the Company's Properties. This table includes information for three retail properties sold subsequent to September 30, 1996 and excludes information for Properties acquired subsequent to September 30, 1996.

            AVERAGE OCCUPANCY RATE BY LOCATION AND TYPE OF PROPERTY

                    GEOGRAPHIC AREA                   INDUSTRIAL     OFFICE     RETAIL     TOTAL
    ------------------------------------------------  ----------     ------     ------     -----
    Seattle, WA/Boise, ID...........................      91.6%        91.0%      94.7%     91.4%
    Portland, OR....................................      95.3         99.9      100.0      96.4
    Sacramento, CA..................................      96.8         90.3       97.9      93.9
    East San Francisco Bay Area, CA.................      97.5        100.0       93.3      96.9
    South San Francisco Bay Area, CA................     100.0         96.9       93.5      98.5
    San Diego/Orange County, CA.....................      90.8         89.1         --      89.8
                                                          ----         ----       ----      ----
              Weighted Average......................      95.6%        93.4%      94.9%     94.9%
                                                          ====         ====       ====      ====

LEASE EXPIRATIONS OF THE COMPANY'S PORTFOLIO

     The following tables set forth scheduled lease expirations for leases in effect as of September 30, 1996, for each of the next ten years, for (i) all of the Company's Properties, (ii) all of the Company's office Properties and (iii) all of the Company's industrial Properties. The tables assume that none of the tenants exercises renewal options or termination rights. The tables include lease information for three retail properties sold subsequent to September 30, 1996, and exclude lease information for Properties acquired subsequent to September 30, 1996.

                  LEASE EXPIRATIONS OF THE COMPANY'S PORTFOLIO

                                                              ANNUAL BASE         PERCENTAGE OF
                                            RENTABLE           RENT UNDER          TOTAL ANNUAL
                                         SQUARE FOOTAGE    EXPIRING LEASES(1)       BASE RENT
                                           SUBJECT TO      ------------------     REPRESENTED BY
         YEAR OF LEASE EXPIRATION        EXPIRING LEASES                        EXPIRING LEASES(2)
    -----------------------------------  ---------------     (IN THOUSANDS)     ------------------
    1996(3)............................        558,520          $  1,567                 0.9%
    1997...............................      3,893,143            29,870                16.6
    1998...............................      3,722,187            32,588                18.2
    1999...............................      2,130,089            21,049                11.7
    2000...............................      2,758,257            28,140                15.7
    2001...............................      3,081,252            32,506                18.1
    2002...............................        756,326             7,869                 4.4
    2003...............................        336,085             3,703                 2.1
    2004...............................        810,510             7,744                 4.3
    2005...............................        336,056             2,402                 1.3
    2006 and thereafter................        986,622            12,006                 6.7
                                            ----------          --------               -----
              Total....................     19,369,047          $179,444               100.0%
                                            ==========          ========               =====

                   LEASE EXPIRATIONS OF THE OFFICE PROPERTIES

                                                              ANNUAL BASE         PERCENTAGE OF
                                            RENTABLE           RENT UNDER          TOTAL ANNUAL
                                         SQUARE FOOTAGE    EXPIRING LEASES(1)       BASE RENT
                                           SUBJECT TO      ------------------     REPRESENTED BY
         YEAR OF LEASE EXPIRATION        EXPIRING LEASES                        EXPIRING LEASES(2)
    -----------------------------------  ---------------     (IN THOUSANDS)     ------------------
    1996(3)............................       211,978           $    956                 1.1%
    1997...............................       875,539             15,139                16.9
    1998...............................       988,274             17,238                19.3
    1999...............................       666,920             11,838                13.2
    2000...............................       696,334             14,773                16.5
    2001...............................     1,068,683             19,862                22.1
    2002...............................       396,958              5,632                 6.3
    2003...............................        59,009              1,001                 1.1
    2004...............................       140,242              2,519                 2.8
    2005...............................         5,184                139                 0.2
    2006 and thereafter................        26,348                432                 0.5
                                            ---------            -------               -----
              Total....................     5,135,469           $ 89,529               100.0%
                                            =========            =======               =====

                 LEASE EXPIRATIONS OF THE INDUSTRIAL PROPERTIES

                                                              ANNUAL BASE         PERCENTAGE OF
                                            RENTABLE           RENT UNDER          TOTAL ANNUAL
                                         SQUARE FOOTAGE    EXPIRING LEASES(1)       BASE RENT
                                           SUBJECT TO      ------------------     REPRESENTED BY
         YEAR OF LEASE EXPIRATION        EXPIRING LEASES                        EXPIRING LEASES(2)
    -----------------------------------  ---------------     (IN THOUSANDS)     ------------------
    1996(3)............................        309,170          $    421                 0.6%
    1997...............................      2,779,117            13,207                19.5
    1998...............................      2,596,667            13,473                19.8
    1999...............................      1,381,668             7,924                11.7
    2000...............................      1,953,106            11,408                16.8
    2001...............................      1,957,610            11,518                16.9
    2002...............................        336,155             1,698                 2.5
    2003...............................        204,419             2,094                 3.1
    2004...............................        578,840             4,172                 6.1
    2005...............................        280,654             1,451                 2.1
    2006 and thereafter................         54,963               615                 0.9
                                           -----------           -------               -----
              Total....................     12,432,369          $ 67,981               100.0%
                                           ===========           =======               =====

---------------
(1) Annual Base Rent means the sum of amounts contractually due on an annual basis, which in addition to standard rent may in some cases include taxes, insurance and common area maintenance.

(2) Calculated by dividing Annual Base Rent as adjusted for contractual increases for leases expiring during each period by the total Annual Base Rent inclusive of contractual increases.

(3) Represents leases expiring between October 1, 1996 and December 31, 1996.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Company's Common Stock is listed on the New York Stock Exchange under the symbol "SPK." The following table sets forth the high and low sale prices for the Common Stock and dividends declared by the Company for each quarterly period indicated, as reported by the New York Stock Exchange Composite Tape. On December 31, 1996, the last reported sale price on the New York Stock Exchange was $36.00 per share.

                                                                            COMMON STOCK
                    QUARTERLY PERIOD                   HIGH     LOW      DIVIDENDS DECLARED
    ------------------------------------------------   ----     ----     ------------------
    1995
      First quarter.................................   $ 21     $19 3/8         $.42
      Second quarter................................   $22 1/2  $19 3/8         $.42
      Third quarter.................................   $24 7/8  $21 1/8         $.42
      Fourth quarter................................   $25 7/8  $23 1/2         $.42
    1996
      First quarter.................................   $ 27     $24 5/8         $.43
      Second quarter................................   $27 7/8  $23 7/8         $.43
      Third quarter.................................   $30 3/8  $27 1/8         $.43
      Fourth quarter................................   $ 36     $ 29            $.43(1)

---------------
(1) To be paid in January 1997 to stockholders of record as of December 31, 1996. Accordingly, purchasers of Common Stock in the Offering will not receive fourth quarter 1996 dividends with respect to the shares of Common Stock offered hereby.

     Since the Company's initial public offering in November 1993, the Company has declared regular quarterly dividends to its stockholders. Federal income tax law requires that a REIT distribute annually at least 95% of its REIT taxable income. See "Federal Income Tax Considerations -- Annual Distribution Requirements" in the accompanying Prospectus. In addition to the dividends declared to holders of Common Stock, the Company also declared dividends to holders of its Series A Preferred Stock, Series B Preferred Stock, Class B Common Stock and Class C Common Stock. For each of the four quarters of 1995, the Company declared dividends to holders of Series A Preferred Stock of $0.5122 per share, and for each of the four quarters of 1996, the Company declared dividends of $0.524391 per share to such holders. For the interim period between the closing of the sale of Series B Preferred Stock on December 11, 1995 and December 31, 1995, the Company declared dividends to the holders of Series B Preferred Stock of $0.1379 per share, and for each of the four quarters of 1996, the Company declared dividends of $0.59063 per share to such holders. For each of the second, third and fourth quarters of 1995, the Company declared dividends to holders of Class B Common Stock of $0.5472 per share, and for each of the four quarters of 1996, the Company declared dividends of $0.5575 per share to such holders. For each of the four quarters of 1996 the Company declared dividends to holders of Class C Common Stock of $0.4425 per share. Future dividends by the Company will be at the discretion of the Board of Directors and will depend upon the actual Funds from Operations of the Company, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code, applicable legal restrictions and such other factors as the Board of Directors deems relevant. Although the Company intends to continue to make quarterly distributions to its stockholders, no assurances can be given as to the amounts of dividends, if any, distributed in the future.

     The Company has an automatic dividend reinvestment plan which allows stockholders to acquire additional shares of Common Stock through the automatic reinvestment of cash dividends, without payment of any brokerage commission.

HISTORICAL TOTAL RETURN

     An investor who purchased Common Stock in the Company's initial public offering on November 18, 1993, who reinvested all dividends paid in additional shares of Common Stock, and who held such shares through the close of business on December 31, 1996 would have had a cumulative pretax total return of 100.9% or an annual compounded pretax return of 25.9% based upon the closing price of the Common Stock on December 31, 1996. Past performance, however, is not necessarily indicative of the results that will be obtained in the future from an investment in the Company's Common Stock, and no assurance can be given that an investor in this Offering will achieve similar results. See "Special Considerations" in the accompanying Prospectus for a discussion of risks associated with the Company's future performance.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock offered hereby (based on $36.00 per share, the last reported sale price on the New York Stock Exchange on December 31, 1996) are expected to be approximately $272.1 million (approximately $313.0 million if the Underwriters' over-allotment option is exercised in full). The Company intends to contribute such proceeds to the Operating Partnership, of which the Company is the sole general partner, to purchase an estimated additional 1.2% interest in the Operating Partnership. The Operating Partnership will use the net proceeds to fund the Pending Acquisitions and to repay borrowings on the Company's unsecured line of credit incurred in connection therewith. Any remaining proceeds after the purchase of the Pending Acquisitions will be used to fund future acquisition and development activities and for general corporate purposes.

     As of December 31, 1996, the weighted average interest rate on indebtedness expected to be repaid with the net proceeds of the Offering was approximately 7.0% and the weighted average maturity of such indebtedness was approximately one year.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1996, and on a pro forma basis as if the Offering, the Pending Acquisitions and certain other transactions described in the Company's pro forma financial statements and notes thereto included elsewhere herein had been completed on September 30, 1996. See "Spieker Properties, Inc. Pro Forma Financial Information." The capitalization table should be read in conjunction with the Company's consolidated financial statements included or incorporated by reference in the Prospectus Supplement and the accompanying Prospectus.

                                                                    AS OF SEPTEMBER 30, 1996
                                                                    -------------------------
                                                                      ACTUAL       PRO FORMA
                                                                    ----------     ----------
                                                                     (DOLLARS IN THOUSANDS)
Debt:
  Mortgage loans(1)..............................................   $   47,301     $   68,301
  Unsecured line of credit(2)....................................       39,000             --
  Unsecured Notes(3).............................................      510,000        635,000
                                                                    ----------     ----------
          Total debt.............................................      596,301        703,301
                                                                    ----------     ----------
Minority interest................................................       44,768         69,768
                                                                    ----------     ----------
Stockholders' equity (deficit):
  Series A Preferred Stock: $.0001 par value, 1,000,000
     authorized,
     1,000,000 issued and outstanding............................       23,949         23,949
  Series B Preferred Stock: $.0001 par value, 5,000,000
     authorized,
     4,250,000 issued and outstanding............................      102,064        102,064
  Common Stock: $.0001 par value; 660,500,000 authorized,
     31,811,861 and 39,811,861, respectively, issued and
     outstanding.................................................            3              4
  Class B Common Stock: $.0001 par value, 2,000,000 authorized,
     issued and outstanding......................................           --             --
  Class C Common Stock: $.0001 par value, 1,500,000 authorized,
     1,176,470 issued and outstanding............................           --             --
  Excess Stock: $.0001 par value per share, 330,000,000 shares
     authorized, no shares issued or outstanding.................           --             --
  Additional paid-in capital.....................................      432,912        704,991
  Deferred compensation..........................................         (561)          (561)
  Retained earnings..............................................           --         10,483
                                                                    ----------     ----------
       Total stockholders' equity................................      558,367        840,930
                                                                    ----------     ----------
          Total capitalization...................................   $1,199,436     $1,613,999
                                                                    ==========     ==========

---------------
(1) The pro forma balance reflects the assumption of a mortgage loan in connection with one of the Pending Acquisitions.

(2) The pro forma balance reflects a net decrease in borrowings under the Company's unsecured line of credit comprising pro forma borrowings to fund the Pending Acquisitions and certain other property acquisitions offset by repayment of such borrowings with a portion of the net proceeds from the issuance of $125,000 of unsecured debt securities and a portion of the net proceeds from the Offering.

(3) The pro forma balance reflects the issuance of $125,000 of unsecured debt securities on December 10, 1996.

                       SELECTED FINANCIAL AND OTHER DATA

     The Company's consolidated selected financial and other data is presented on a historical basis for the nine months ended September 30, 1996 and 1995 and the years ended December 31, 1995 and 1994, and on a pro forma basis for the nine months ended September 30, 1996 and the year ended December 31, 1995. The Company's consolidated balance sheet data is presented on a historical basis as of September 30, 1996 and December 31, 1995 and 1994 and on a pro forma basis as of September 30, 1996. Pro forma operating and other data are presented as if the Offering, the Pending Acquisitions and certain other transactions described in the Company's pro forma financial statements and notes thereto included elsewhere herein had been completed on January 1, 1995. Pro forma balance sheet data are presented as if the Offering, the Pending Acquisitions and certain other transactions described in the pro forma financial statements and notes thereto included elsewhere herein had been completed on September 30, 1996. See "Spieker Properties, Inc. Pro Forma Financial Information."

     The selected financial and other data should be read in conjunction with the consolidated financial statements and notes thereto of the Company included elsewhere herein and included in the Company's filings under the Exchange Act, which are incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                       SELECTED FINANCIAL AND OTHER DATA
                (IN THOUSANDS, EXCEPT SHARE AMOUNTS AND RATIOS)

                                                          NINE MONTHS ENDED SEPTEMBER 30,           YEARS ENDED DECEMBER 31,
                                                         ---------------------------------      ---------------------------------
                                                         PRO FORMA     ACTUAL      ACTUAL       PRO FORMA     ACTUAL      ACTUAL
                                                          1996(1)       1996        1995         1995(1)       1995        1994
                                                         ---------    --------    --------      ---------    --------    --------
OPERATING DATA:
Revenues...............................................  $201,497     $145,157    $112,050      $259,248     $153,391    $121,037
Income from operations before disposal of properties,
  minority interests, and extraordinary items..........    66,937       48,207      20,242        80,760       30,335      13,363
Income before extraordinary items......................    57,616       40,603      16,357        69,526       24,666      10,541
Net income (loss)......................................    57,616       40,603      16,357        69,526       (8,837)     10,541
Net income (loss) available to common stockholders.....    48,513       31,500      14,821        57,437      (11,471)      9,303
Net income per share of common stock before
  extraordinary items(2)...............................  $   1.11     $   0.92    $   0.59      $   1.31     $   0.84    $   0.46
Net income (loss) per share of common stock(2).........      1.11         0.92        0.59          1.31        (0.44)       0.46
Dividends and distributions per share:
  Series A Preferred Stock.............................      1.57         1.57        1.53          2.05         2.05        1.24
  Series B Preferred Stock.............................      1.77         1.77          --          2.36         0.14          --
  Common Stock(2)......................................      1.34         1.34        1.26          1.68         1.68        1.60

                                                                AS OF SEPTEMBER 30, 1996                 AS OF DECEMBER 31,
                                                              -----------------------------         -----------------------------
                                                              PRO FORMA(1)         ACTUAL           ACTUAL 1995       ACTUAL 1994
                                                              ------------       ----------         -----------       -----------
BALANCE SHEET DATA:
Investment in real estate (before accumulated
  depreciation).............................................   $1,772,906        $1,350,528         $1,098,871         $ 870,613
Net investment in real estate...............................    1,637,314         1,214,936            974,259           770,827
Total assets................................................    1,684,453         1,269,890          1,011,497           809,938
Property indebtedness, net(3)...............................       68,301            47,301            112,702           522,277
Unsecured debt..............................................      635,000           549,000            377,700                --
Total debt..................................................      703,301           596,301            490,402           522,277
Stockholders' equity........................................      840,930           558,367            419,847           206,304

                                              NINE MONTHS ENDED SEPTEMBER 30,                   YEARS ENDED DECEMBER 31,
                                         -----------------------------------------     ------------------------------------------
                                          PRO FORMA       ACTUAL         ACTUAL         PRO FORMA        ACTUAL         ACTUAL
                                           1996(1)         1996           1995           1995(1)          1995           1994
                                         -----------    -----------    -----------     ------------    -----------    -----------
OTHER DATA:
Funds from Operations(4)...............  $    95,342    $    68,320    $    43,489     $    117,109    $    61,428    $    41,935
Weighted average share
  equivalents(5).......................   52,362,862     42,049,446     32,601,038       52,362,862     33,769,742     27,069,241
EBIDA(6)...............................  $   140,647    $   102,023    $    79,337     $    180,501    $   108,323    $    86,711
Cash flow provided by (used in):
  Operating activities.................      118,620         91,598         58,768          127,891         72,210         43,429
  Investing activities.................      (44,004)      (270,003)      (131,395)        (709,348)      (196,254)      (158,189)
  Financing activities.................      (29,644)       195,373         71,936          743,795        121,954         98,556
Total rentable square footage of
  properties at end of period..........       24,167         20,404         15,561               --         16,282         13,933
Number of properties at end of
  period...............................          164            149            122               --            128            111
Occupancy rate at end of period........           --           94.9%          97.3%              --           96.9%          97.6%
Ratio of earnings to fixed
  charges(7)...........................         2.67x          2.65x          1.53x            2.51x          1.61x          1.29x
Ratio of earnings to combined fixed
  charges and
  preferred stock dividends(8).........         2.17x          2.00x          1.47x            2.05x          1.53x          1.26x
Ratio of FFO before interest expense
  and Series B Preferred Stock
  dividends to interest expense(9).....         3.70x          3.87x          2.22x            3.39x          2.34x          1.94x
Total market equity(10)................  $ 1,978,025    $ 1,377,873    $   888,936               --    $ 1,036,895    $   560,590

---------------
 (1) See "Spieker Properties, Inc. Pro Forma Financial Information."

 (2) Per share amounts are presented for nine months ended September 30, 1996 and 1995 and for the years ended December 31, 1995 and 1994 based upon weighted average common shares outstanding of 34,280,115, 25,023,655, 26,140,488 and 20,417,513, respectively. The pro forma per share amounts have been based upon weighted average common shares outstanding of 43,899,087 for nine months ended September 30, 1996 and the year ended December 31, 1995. Dividends and distributions per share do not include dividends on the Class B Common Stock and Class C Common Stock. The actual Class B Common Stock dividends declared in 1996 and 1995 were $1.67 and $1.64 per share, respectively, and the Class C Common Stock dividends declared in 1996 were $1.33 per share.

 (3) Net of discount of approximately $31,617 as of December 31, 1994.

 (4) Funds from Operations means income (loss) from operations before disposal of real estate properties, minority interests and extraordinary items plus depreciation and amortization and an adjustment for straight-lined rents less cash distributable to minority interests in certain properties owned by the Company. In February 1995, the National Association of Real Estate Investment Trusts established new guidelines clarifying its definition of Funds from Operations and requested that REITs adopt this new definition beginning in 1996. The new definition provides that the amortization of debt discount and deferred financing costs is no longer to be added back to net income to calculate Funds from Operations. In 1996, the Company substantially implemented the new NAREIT definition for calculating Funds from Operations. The amounts presented above for the nine months ended September 30, 1995 and the years ended December 31, 1995 and 1994 have been restated to reflect the new NAREIT definition. Funds from Operations previously reported by the Company based on the old NAREIT definition for the nine months ended September 30, 1995 and the years ended December 31, 1995 and 1994 were $50,906, $70,790 and $52,142, respectively. Management generally considers Funds from Operations to be a useful financial performance measure of the operating performance of an equity REIT because, together with net income and cash flows, Funds from Operations provides investors with an additional basis to evaluate the ability of a REIT to incur and service debt and to fund acquisitions and other capital expenditures. Funds from Operations does not represent net income or cash flows from operations as defined by GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs. It should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. Funds from Operations does not measure whether cash flow is sufficient to fund all of the Company's cash needs including principal amortization, capital improvements and distributions to stockholders. Funds from Operations also does not represent cash flows generated from operating, investing or financing activities as defined by GAAP. Further, Funds from Operations as disclosed by other REITs may not be comparable to the Company's calculation of Funds from Operations.

 (5) Assumes conversion of shares of Class B Common Stock, Class C Common Stock, Series A Preferred Stock and partnership units in the Operating Partnership into shares of Common Stock.

 (6) EBIDA means earnings before interest expense, depreciation, amortization, disposal of real estate properties and minority interests. EBIDA is computed as income from operations before minority interests and extraordinary items plus interest expense, depreciation and amortization. The Company believes that in addition to cash flows and net income, EBIDA is a useful financial performance measure for assessing the operating performance of an equity REIT because, together with net income and cash flows, EBIDA provides investors with an additional basis to evaluate the ability of a REIT to incur and service debt and to fund acquisitions and other capital expenditures. To evaluate EBIDA and the trends it depicts, the components of EBIDA, such as rental revenues, rental expenses, real estate taxes and general and administrative expenses, should be considered. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Excluded from EBIDA are financing costs such as interest as well as depreciation and amortization, each of which can significantly affect a REIT's results of operations and liquidity and should be considered in evaluating a REIT's operating performance. Further, EBIDA does not represent net income or cash flows from operating, financing and investing activities as defined by generally accepted accounting principles and does not necessarily indicate that cash flows will be sufficient to fund cash needs. It should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity.

 (7) The ratio of earnings to fixed charges is computed as income (loss) from operations, before extraordinary items, plus fixed charges (excluding capitalized interest) divided by fixed charges. Fixed charges consist of interest costs including amortization of debt discount and deferred financing fees, whether capitalized or expensed and the interest component of rental expense.

 (8) The ratio of earnings to combined fixed charges and preferred stock dividends is computed as income (loss) from operations, before extraordinary items, plus fixed charges (excluding capitalized interest) divided by fixed charges plus dividends on preferred stock.

 (9) The ratio of Funds from Operations before interest expense and dividends on Series B Preferred Stock to interest expense is calculated as Funds from Operations plus interest expense, excluding amortization of prepaid interest and deferred financing fees and dividends on Series B Preferred Stock divided by interest expense. The Company believes that in addition to the ratio of earnings to fixed charges, this ratio provides a useful measure of a REIT's ability to service its debt because of the exclusion of non-cash items such as depreciation and amortization from the definition of Funds from Operations. This ratio differs from a GAAP-based ratio of earnings to fixed charges and should not be considered as an alternative to that ratio. Further, Funds from Operations as disclosed by other REITs may not be comparable to the Company's calculation of Funds from Operations.

(10) Total market equity is presented as of the end of the period and is calculated as the sum of (i) the total number of shares of Common Stock outstanding, assuming conversion into Common Stock of the Series A Preferred Stock, Class B Common Stock, Class C Common Stock and the partnership units in the Operating Partnership, multiplied by the closing price of the Common Stock as of the end of the period and (ii) the total number of shares of Series B Preferred Stock multiplied by their liquidation preference of $25.00 per share. The closing prices of the Common Stock on the New York Stock Exchange for the periods ended September 30, 1996 and 1995 and December 31, 1995 and 1994, which were used in calculating total market equity, were $29.375, $24.00, $25.125 and $20.375, respectively. Pro forma total market equity is calculated based upon the last reported price of the Common Stock on the New York Stock Exchange on December 31, 1996 of $36.00 per share of Common Stock. The Company believes that total market equity is an indicator of the Company's relative size as compared to other public REITs and can be used to evaluate the Company's total market capitalization, which includes indebtedness and total market equity, and, the Company believes, has gained acceptance as an indicator of leverage for a company whose assets are primarily operating real estate. Total market equity, however, does not represent the Company's assets or net assets on a GAAP or fair market basis.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the selected financial data and the Company's financial statements included elsewhere or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

OVERVIEW

     During the nine month period ended September 30, 1996, the Company continued to generate growth through its abilities in both managing and leasing commercial property space and in finding attractive acquisition and development opportunities. As of September 30, 1996, the Company's portfolio of Properties was in excess of 94.9% leased. The Company's commitment to superior tenant service and to maintaining a strong local presence in each of its markets enabled the Company to lease approximately 3.5 million rentable square feet of space during this period. Significantly, effective rents on the 2.7 million square feet of second generation space leased increased by 10.4% as compared to the rents of expiring leases. Also, during the nine month period ended September 30, 1996, the Company acquired 15 Properties and completed two investments in mortgages aggregating over 4.6 million rentable square feet for a total investment of approximately $228.0 million and committed $82.3 million to the development of another 1.3 million square feet. During the nine month period ended September 30, 1996, the Company completed development on seven Properties, representing 899,324 rentable square feet, for a total investment of approximately $63.3 million.

     The following comparison is of the Company's consolidated operations for the three and nine month periods ended September 30, 1996, as compared to the corresponding periods ended September 30, 1995.

     Rental revenues for the third quarter of 1996 increased by $12.5 million or 32.4% to $51.1 million, as compared with $38.6 million for the quarter ended September 30, 1995. Of this increase, $3.5 million was generated by properties acquired during 1995 (the "1995 Acquisitions"). During 1995, the Company invested $164.8 million to acquire properties totaling 2.3 million square feet. As used herein, the terms "invested" and "total investment" represent the initial purchase price of acquisitions, plus the projected cost of certain repositioning capital expenditures anticipated at the time of purchase.

     $2.5 million of the rental revenue increase in the third quarter of 1996 was generated by property developments (the "Developments"). During the nine month period ended September 30, 1996, seven properties totaling 0.9 million square feet have been completed and added to the Company's portfolio of stabilized properties. The total investment in such properties, including the estimated cost to complete initial tenant improvements, is $63.3 million. The Company also has a current development pipeline consisting of eleven properties representing an estimated total investment of $82.3 million and 1.3 million square feet. Certain of the properties in the development pipeline are shell complete and partially occupied.

     $6.1 million of the rental revenue increase in the third quarter of 1996 was generated by properties acquired during the nine month period ended September 30, 1996. During the first three quarters of 1996, the Company acquired properties totaling 3.4 million square feet, net of 1.0 million square feet, in two properties acquired, undergoing substantial repositioning (the "1996 Acquisitions"). The Company estimates the total investment in the 1996 Acquisitions completed as of September 30, 1996, will be $228.0 million.

     The remaining $0.4 million of the increase in rental revenues is attributable to revenue increases in the properties owned at January 1, 1995, (the "Core Portfolio"). The revenue increase in the Core Portfolio is due to increased rental rates realized on the renewal and releasing of second-generation space. During the first nine months of 1996, the Company completed 470 lease transactions for the renewal or releasing of 2.7 million square feet of second-generation space. On average, the new effective rates were 10.4% higher than the expiring rent.

     For the nine month period ended September 30, 1996, rental revenues increased by $31.6 million or 28.6% to $142.1 million, as compared to $110.5 million for the corresponding period ended September 30, 1995. The increase was attributable to revenues in the amount of $14.0 million from the 1995 Acquisitions, $5.3 million from the Developments, $10.0 million from the 1996 Acquisitions, and $2.3 million from the Core Portfolio.

     As a result of the 1995 Acquisitions, 1996 Acquisitions, and the Developments, the Company's rentable square footage increased by 4.8 million square feet or 30.8% to 20.4 million square feet on September 30, 1996, from
15.6 million on September 30, 1995. At September 30, 1996, the portfolio of stabilized properties was 94.9% leased. By property type, the office portfolio was 93.4% leased, the industrial portfolio was 95.6% leased and the retail portfolio was 94.9% leased.

     Interest and other income increased by $0.7 million and $1.5 million or 175.0% and 100.0% for the three and nine month periods ended September 30, 1996, respectively, as compared to the same periods in 1995. The net increases in interest and other income were primarily due to $0.5 million and $1.3 million in interest income earned on investments in mortgages during the three and nine month periods ended September 30, 1996, respectively.

     Rental expenses increased by $3.4 million or 54.8% for the three month period ended September 30, 1996, as compared with the same period in 1995. Real estate taxes increased by $0.9 million or 29.0% for the three month period ended September 30, 1996, as compared with the same period in 1995. The overall increase in rental expenses and real estate taxes (collectively referred to as "property operating expenses") is primarily a result of the growth in the total square footage of the Company's portfolio of properties. On a percentage basis, property operating expenses were 26.6% and 24.1% of rental revenues for the quarters ended September 30, 1996, and September 30, 1995, respectively. The total increase in property operating expenses is due to a $1.2 million increase attributable to the 1995 Acquisitions, a $0.6 million increase attributable to the Developments, a $2.1 million increase attributable to the 1996 Acquisitions, and a $0.4 million increase attributable to the Core Portfolio.

     For the nine month period ended September 30, 1996, rental expenses increased by $6.8 million or 38.6% to $24.4 million, as compared to $17.6 million for the corresponding period ended September 30, 1995. Real estate taxes increased by $2.5 million or 28.4% to $11.3 million for the nine month period ended September 30, 1996, as compared to $8.8 million for the corresponding period ended September 30, 1995. The total increase in property operating expenses is due to a $4.6 million increase attributable to the 1995 Acquisitions, a $1.5 million increase attributable to the Developments, a $0.3 million increase attributable to the Core Portfolio, and a $2.9 million increase attributable to the 1996 Acquisitions. On a percentage basis, property operating expenses were 25.1% and 23.9% of rental revenues for the nine month periods ended September 30, 1996 and 1995, respectively.

     Interest expense decreased by $0.9 million or 8.4% to $9.8 million for the three month period ended September 30, 1996, from $10.7 million for the same period in 1995. For the nine month period ended September 30, 1996, interest expense decreased by $9.3 million or 26.1% to $26.4 million, from $35.7 million for the same period in 1995. The decrease in interest expense is due to the elimination of the amortization of debt discount as a result of the December 1995 refinancing of $347 million of secured mortgage debt (the "Prudential Debt"). The Prudential Debt was prepaid with the net proceeds from the concurrent underwritten public offering of $260.0 million of investment grade rated unsecured notes and 4.25 million shares of Series B Preferred Stock. The prepayment of the Prudential Debt resulted in the writeoff of approximately $28.1 million in debt discount which was previously being amortized over the remaining term of the loans and recorded as interest expense.

     Depreciation and amortization expenses increased by $1.9 million or 23.5% and $4.0 million or 17.1% for the three and nine month periods ended September 30, 1996, respectively, as compared with the same periods in 1995 due to the 1995 and 1996 Acquisitions and the Developments.

     General and administrative expenses and other expenses increased by $0.6 and $1.2 million for the three and nine month periods ended September 30, 1996, respectively, as compared with the same periods in 1995, primarily as a result of the increased number of employees. On a percentage basis, general and administrative expenses were 5.3% and 5.3% of rental revenues for the three and nine month periods ended September 30, 1996, respectively, as compared with 5.4% and 5.7%, respectively, for the same periods in 1995.

     Net income before minority interests and disposal of real estate properties increased by $7.3 million or 83.0% to $16.1 million for the three month period ended September 30, 1996, from $8.8 million for the same period in 1995. For the nine month period ended September 30, 1996, net income before minority interests and disposal of real estate properties increased by $28.0 million or 138.6% to $48.2 million from the amount for the same period in 1995. The increase in net income is principally due to (i) the increase in income from the 1995 and 1996 Acquisitions, the Developments and the increased property operating income (rental revenue less property operating expenses) generated by the Core Portfolio as a result of increased rental rates realized on the renewal and releasing of second-generation space and (ii) the decrease in interest expense.

LIQUIDITY AND CAPITAL RESOURCES

     For the nine month period ended September 30, 1996, cash provided by operating activities increased by $32.8 million or 55.8% to $91.6 million, as compared to $58.8 million for the same period in 1995. The increase is primarily due to the increase in net income resulting from the 1995 and 1996 Acquisitions, the Developments, increased property operating income generated by the Core Portfolio and a decrease in interest expense. Cash used for investing activities increased by $138.6 million or 105.5% to $270.0 million for the first nine months of 1996, as compared to $131.4 million for the same period in 1995. The increase is attributable to the Company's ongoing acquisition and development of suburban office, industrial and retail properties. Cash provided by financing activities increased by $123.5 million or 171.8% to $195.4 million for the first nine months of 1996, as compared to $71.9 million for the same period in 1995. During the first nine months of 1996, cash provided by financing activities consisted, primarily, of $152.2 million in net proceeds from the sale of Common Stock and Class C Common Stock, and $248.1 million in net proceeds from the issuance of unsecured notes, which was offset by net payments of $78.7 million on the line of credit and net payments of $65.4 million on mortgage loans. Additionally, payments of distributions increased by $22.3 million to $60.5 million for the first nine months of 1996, as compared with $38.2 million for the same period in 1995. The increase is due to the greater number of shares outstanding and a 2.4% increase in the distribution rate.

     The principal sources of funding for acquisitions, development, expansion and renovation of the properties are an unsecured line of credit, construction and permanent secured debt financings, public and privately placed equity financing, public unsecured debt financing, the issuance of partnership units in the Operating Partnership, and cash flow provided by operations. The Company believes that its liquidity and capital resources are adequate to continue to meet liquidity requirements for the foreseeable future.

     At September 30, 1996, the Company had no material commitments for capital expenditures related to the renewal or releasing of space. The Company believes that the cash provided by operations and its line of credit provide sufficient sources of liquidity to fund capital expenditure costs associated with the renewal or releasing of space.

     The Company has a $150.0 million unsecured line of credit facility (the "Facility") with interest at London Interbank Offered Rates ("LIBOR") plus 1.25%. The Facility matures in November 1997 and the Company has an option to extend the Facility for one year upon payment of a fee equal to

0.12% of the total Facility. The Facility also includes a fee on average unused funds, which varies between 0.125% and 0.20% based on the average outstanding balance. At September 30, 1996, the Company had $39.0 million outstanding under the Facility.

     In December 1995, the Company issued in a public offering $260.0 million of unsecured investment grade rated notes (the "Unsecured Notes") and the Company issued $106.3 million of Series B Preferred Stock (the offering of the Unsecured Notes and the offering of the Series B Preferred Stock are collectively referred to as the "December Offerings"). The Unsecured Notes were issued in three tranches as follows: $100.0 million of 6.65% notes due December 15, 2000, priced to yield 6.683%, $50.0 million of 6.80% notes due December 15, 2001, priced to yield 6.823%, and $110.0 million of 6.95% notes due December 15, 2002, priced at par. The Series B Preferred Stock was issued at $25.00 per share and a dividend yield of 9.45%.

     The proceeds from the December Offerings of $358.9 million were used to prepay a cross-collateralized mortgage obligation outstanding to Prudential Insurance Company. The amount paid to Prudential Insurance Company included the repayment of principal, interest due through December 10, 1995, and a negotiated prepayment penalty of $11.8 million. The prepayment resulted in the unencumbrance of 55 of the Company's properties.

     On January 19, 1996, the Company issued $100.0 million of investment grade rated unsecured notes. The notes carry an interest rate of 6.90%, were priced to yield 6.97%, and mature on January 15, 2004. Net proceeds of $98.9 million were used to repay borrowings on the unsecured line of credit. In June 1996, the Company commenced a $200.0 million medium-term note program. In July 1996, the Company issued $100.0 million of 8.00% medium-term notes due July 19, 2005 and $50.0 million of 7.58% medium-term notes due December 17, 2001 (the "July Notes"). The net proceeds of $149.2 million from the issuance of the July Notes were used to repay borrowings on the line of credit and to fund ongoing acquisition and development projects. As of September 30, 1996, $50.0 million of debt securities remained available for issuance under the medium-term note program.

     In December 1996, the Company issued $100 million of its 7.125% Notes Due December 1, 2006 and $25 million of its 7.875% Notes Due December 1, 2016. Net proceeds of approximately $123.9 million from the issuance of these notes were used to repay borrowings on the line of credit and to fund ongoing acquisition and development projects.

     As of December 31, 1996, the Company had approximately $635.0 million of investment grade rated unsecured notes outstanding. The notes have interest rates which vary from 6.65% to 8.00%, and various maturity dates which range from 2000 to 2016.

     In addition to the Unsecured Notes and the Facility, the Company has $47.3 million of secured indebtedness (the "Mortgages") at September 30, 1996. The Mortgages have interest rates varying from 7.5% to 13.75% and maturity dates from 1996 to 2012. The Mortgages are secured by a first or second deed of trust on the related properties and generally require monthly principal and interest payments. The Company also has $12.2 million of assessment bonds outstanding as of September 30, 1996.

     On February 28, 1996, the Company concurrently sold 4,887,500 shares of Common Stock (including 637,500 shares sold pursuant to the underwriters' exercise of their over-allotment option) through an underwritten public offering and directly placed 1,176,470 shares of Class C Common Stock and 135,000 shares of Common Stock with a limited number of institutional investors at $25.50 per share. The net proceeds of $151.3 million were used primarily to repay floating rate debt.

     In January 1996, the Company filed a shelf registration statement (the "January 1996 Shelf Registration Statement") with the SEC to register 1,407,005 shares of Common Stock issuable by the Company upon conversion of shares of Series A Preferred Stock and upon conversion of partnership units in the Operating Partnership by certain holders thereof. The January 1996 Shelf

Registration Statement was declared effective by the SEC on February 28, 1996. The Company will receive no proceeds from the sale of Common Stock under the January 1996 Shelf Registration Statement.

     In May 1996, the Company and the Operating Partnership filed a shelf registration statement (the "May 1996 Shelf Registration Statement") with the SEC which registered $250.0 million of equity securities of the Company and $250.0 million of debt securities of the Operating Partnership. The May 1996 Shelf Registration Statement was declared effective by the SEC on June 20, 1996.

     In December 1996, the Company and the Operating Partnership filed a shelf registration statement (the "December 1996 Shelf Registration Statement") with the SEC which registered $500.0 million of equity securities of the Company and $500.0 million of debt securities of the Operating Partnership. As of December 31, 1996, the December 1996 Shelf Registration Statement had not been declared effective by the SEC.

     As of December 31, 1996, the Company has the capacity pursuant to the October 1995 Shelf Registration Statement, the May 1996 Shelf Registration Statement and the December 1996 Shelf Registration Statement to issue up to approximately $892.0 million in equity securities and the Operating Partnership has the capacity to issue up to $565.0 million in debt securities (including the $50.0 million of medium-term notes available under the medium-term note program).

     In August 1996, the Company filed a shelf registration statement (the "August 1996 Shelf Registration Statement") with the SEC to register 50,000 shares of Common Stock issuable by the Company upon exchange of partnership units in the Operating Partnership by certain holders thereof. In October 1996, the Company filed a registration statement (the "October 1996 Shelf Registration Statement") with the SEC to register 245,738 shares of Common Stock issuable by the Company upon exchange of partnership units in the Operating Partnership by certain holders thereof. The Company will receive no proceeds from the sale of Common Stock under the August 1996 Shelf Registration Statement and the October 1996 Shelf Registration Statement.

FUNDS FROM OPERATIONS

     The Company considers Funds from Operations to be a useful financial measure of the operating performance of an equity REIT because, together with net income and cash flows, Funds from Operations provides investors with an additional basis to evaluate the ability of a REIT to incur and service debt and to fund acquisitions, developments, and other capital expenditures. Funds from Operations does not represent net income or cash flows from operations as defined by GAAP and Funds from Operations should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flows as a measure of liquidity. Funds from Operations does not measure whether cash flow is sufficient to fund all of the Company's cash needs including principal amortization, capital improvements, and distributions to stockholders. Funds from Operations does not represent cash flows from operating, investing, or financing activities as defined by GAAP. Further, Funds from Operations as disclosed by other REITs may not be comparable to the Company's calculation of Funds from Operations, as described below.

     Pursuant to the National Association of Real Estate Investment Trusts ("NAREIT") revised definition of Funds from Operations, beginning with the quarter ended March 31, 1996, the Company calculated Funds from Operations by adjusting net income before minority interest, calculated in accordance with GAAP, for certain non-cash items, principally the amortization and depreciation of real property and for dividends on shares and other equity interests that are not convertible into shares of Common Stock. The Company does not add back the depreciation of corporate items, such as computers or furniture and fixtures, or the amortization of deferred financing costs or debt discount. However, the Company includes an adjustment for the straight-lining of rent under GAAP, as management believes this presents a more meaningful picture of rental income over the reporting period.

     Funds from Operations per share is calculated based on weighted average shares equivalents outstanding, assuming the conversion of all shares of Series A Preferred Stock, Class B Common Stock, Class C Common Stock and all partnership units in the Operating Partnership into shares of Common Stock. Assuming such conversion, the average number of shares outstanding for the three and nine month periods ended September 30, 1996, are 43,497,648 and 42,049,446, respectively, and 37,027,543 and 32,601,038 for the same periods in 1995.

                       STATEMENT OF FUNDS FROM OPERATIONS
                      (BASED ON THE NEW NAREIT DEFINITION)
                             (DOLLARS IN THOUSANDS)

                                    THREE MONTHS ENDED                          NINE MONTHS ENDED
                         ----------------------------------------    ----------------------------------------
                         SEPTEMBER 30, 1996    SEPTEMBER 30, 1995    SEPTEMBER 30, 1996    SEPTEMBER 30, 1995
                         ------------------    ------------------    ------------------    ------------------
Net income before
  minority interest
  and disposal of real
  estate properties...        $ 16,096              $  8,811              $ 48,207              $ 20,242
Add:
Depreciation and
  Amortization........           9,938                 8,081                27,135                23,275
Dividends on Series B
  Preferred Stock.....          (2,510)                   --                (7,530)                   --
Other, net............             116                   107                   201                   247
Straight-lined rent...             252                   (12)                  307                  (275)
                               -------               -------               -------               -------
Funds from
  Operations..........        $ 23,892              $ 16,987              $ 68,320              $ 43,489
                               =======               =======               =======               =======

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table lists the Directors and Executive Officers of the Company, and their ages as of December 31, 1996.

           NAME               AGE                                POSITION
---------------------------   ---     ---------------------------------------------------------------
Warren E. Spieker, Jr......   52      Chairman of the Board and Chief Executive Officer
John K. French.............   52      Director, Executive Vice President and Chief Operating Officer
Dennis E. Singleton........   52      Director, Executive Vice President and Chief Investment Officer
Craig G. Vought............   36      Executive Vice President and Chief Financial Officer
Richard J. Bertero.........   57      Director; Partner, Hogland, Bogart & Bertero; former Partner,
                                      RREEF Funds
Harold M. Messmer..........   50      Director; Chairman and Chief Executive Officer of Robert Half
                                      International, Inc.
David M. Petrone...........   52      Director; Chairman, Housing Capital Company; former Vice
                                      Chairman of Wells Fargo and Company
William S. Thompson, Jr....   51      Director; Managing Director and Chief Executive Officer of
                                      Pacific Investment Management Company; former Chairman of
                                      Salomon Brothers Asia Ltd.

SENIOR OFFICERS

     The Senior Officers include the Executive Officers listed above and the officers listed in the table below, which also sets forth the ages of such officers as of December 31, 1996.

           NAME               AGE                                POSITION
---------------------------   ---     ---------------------------------------------------------------
Bruce E. Hosford...........   48      Executive Vice President
John G. Davenport..........   40      Regional Senior Vice President -- Southern California
James C. Eddy..............   45      Regional Senior Vice President -- Oregon
John A. Foster.............   38      Regional Senior Vice President -- South Bay
Donald S. Jefferson........   45      Regional Senior Vice President -- Washington/Idaho
Peter H. Schnugg...........   45      Regional Senior Vice President -- East Bay/Sacramento
Vincent D. Mulroy..........   40      Senior Vice President -- North Bay
Richard L. Romney..........   42      Senior Vice President -- San Diego
Joseph D. Russell, Jr......   37      Senior Vice President -- South Bay
John B. Souther, Jr........   37      Senior Vice President -- Portland
Frank L. Alexander.........   39      Vice President -- North Bay
Richard P. Gervais.........   37      Vice President -- Seattle
Susan B. Hawkins...........   45      Vice President -- Central Valley
Eli Khouri.................   37      Vice President -- Investments
Richard T. Leider..........   40      Vice President -- Seattle
Sara H. Reynolds...........   36      Vice President -- General Counsel and Secretary
Stuart A. Rothstein........   30      Vice President -- Finance
Elke Strunka...............   54      Vice President -- Principal Accounting Officer
Peter C. Thompson..........   37      Vice President -- Sacramento
John R. Winther............   30      Vice President -- East Bay
James R. Wood, Jr..........   32      Vice President -- Orange County

MANAGEMENT'S OWNERSHIP

     After giving effect to the Offering, the Senior Officers will beneficially own Common Stock and partnership units exchangeable for Common Stock representing approximately 5,818,965 shares of Common Stock, equaling approximately 11.3% of the Company's outstanding Common Stock on a fully-converted basis or approximately $209.5 million of the aggregate market value of the Company's outstanding Common Stock on a fully-converted basis, based on the last reported sale price of the Common Stock on the New York Stock Exchange on December 31, 1996.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement and related Pricing Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters, for whom Goldman, Sachs & Co., Alex. Brown & Sons Incorporated, Dean Witter Reynolds Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Prudential Securities Incorporated are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:

                                                                         NUMBER OF
                                                                         SHARES OF
                                 UNDERWRITERS                           COMMON STOCK
        --------------------------------------------------------------  ------------
        Goldman, Sachs & Co. .........................................
        Alex. Brown & Sons Incorporated...............................
        Dean Witter Reynolds Inc. ....................................
        Donaldson, Lufkin & Jenrette Securities Corporation...........
        Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated.....................................
        Prudential Securities Incorporated............................
                                                                          ---------
                  Total...............................................    8,000,000
                                                                          =========

     Under the terms and conditions of the Underwriting Agreement and the related Pricing Agreement, the Underwriters are committed to take all of the shares of Common Stock, if any are taken.

     The Underwriters propose to offer the Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price
less a concession of $          per share. The Underwriters may allow, and such
dealers may reallow, a concession not in excess of $          per share to
certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus Supplement to purchase up to an aggregate of 1,200,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 8,000,000 shares of Common Stock offered.

     The Company has agreed that during the period beginning from the date of this Prospectus Supplement and continuing to and including the date 90 days after the date of this Prospectus Supplement, not to sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities of the Company that are substantially similar to the shares of Common Stock, or any other security convertible into or exchangeable for, or represent the right to receive, shares of Common Stock or any such similar securities, except for (i) shares of Common Stock issuable pursuant to employee stock option plans existing on, or upon the conversion of convertible or exchangeable securities existing on, or upon the conversion of convertible or exchangeable securities outstanding as of, the date of this Prospectus Supplement, and (ii) shares of Common Stock issuable upon the exchange of partnership units in the Operating Partnership or for the issuance of partnership units in the Operating Partnership (which may be exchangeable for Common Stock no earlier than 90 days after the date of this Prospectus Supplement), without the prior written consent of the Underwriters.

     Certain of the Underwriters have provided various investment banking services to the Company and its affiliates from time to time, for which they have received customary compensation.

     The Company and the Operating Partnership have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

                            VALIDITY OF COMMON STOCK

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Morrison & Foerster LLP, Palo Alto, California, and for the Underwriters by Sullivan & Cromwell, Los Angeles, California. Morrison & Foerster LLP and Sullivan & Cromwell will rely upon the opinion of Piper & Marbury L.L.P., Baltimore, Maryland as to certain matters of Maryland law.

                         INDEX TO FINANCIAL INFORMATION

                                                                                       PAGE
                                                                                       ----
Spieker Properties, Inc. Pro Forma Financial Information (unaudited)
  - Pro Forma condensed consolidated balance sheet as of September 30, 1996 with
      accompanying notes and adjustments.............................................   F-3
  - Pro forma condensed consolidated statements of operations for the nine months ended September 30, 1996 and for the year ended December 31, 1995 with
      accompanying notes and adjustments.............................................   F-5
The Three Pending Acquisitions
  - Report of independent public accountants.........................................   F-9
  - Combined statements of revenues and certain expenses for the nine months ended
      September 30, 1996 (unaudited) and the year ended December 31, 1995............  F-10
  - Notes to combined statements of revenues and certain expenses....................  F-11

                            SPIEKER PROPERTIES, INC.

                        PRO FORMA FINANCIAL INFORMATION

     The accompanying unaudited pro forma condensed consolidated balance sheet has been prepared to reflect (i) the completion of the Pending Acquisitions and the Property acquisitions in the fourth quarter of 1996, (ii) the issuance of $125 million of unsecured Notes in December 1996, (iii) the sale of three retail Properties in the fourth quarter of 1996 and (iv) the completion of the Offering and the application of the net proceeds therefrom as described in "Use of Proceeds," as if such transactions had all occurred on September 30, 1996. The accompanying unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 1996 and the year ended December 31, 1995 have been prepared to reflect (i) the Pending Acquisitions and the incremental effect of Properties and mortgages acquired in 1995 and 1996 and development projects completed in 1996, (ii) the incremental effect of Properties sold in 1996, (iii) an adjustment to interest expense based upon pro forma debt and (iv) certain other adjustments, as if such transactions had all occurred on January 1, 1995.

     These pro forma condensed consolidated statements should be read in conjunction with the respective consolidated financial statements and notes thereto of the Company and certain of the Pending Acquisitions included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. In the opinion of management, the unaudited pro forma condensed consolidated financial information provides all adjustments necessary to reflect the effects of the transactions described herein.

     The pro forma condensed consolidated information is unaudited and is not necessarily indicative of the consolidated results which would have occurred if the transactions had been consummated in the periods presented, or on any particular date in the future, nor does it purport to represent the financial position, results of operations or changes in cash flows for future periods.

                            SPIEKER PROPERTIES, INC.

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                            AS OF SEPTEMBER 30, 1996
                             (DOLLARS IN THOUSANDS)

                                              COMPLETED         NOTES       PROPERTY                     PENDING
                           HISTORICAL(1)   ACQUISITIONS(2)   ISSUANCE(3)    SALES(4)   OFFERING(5)   ACQUISITIONS(6)   PRO FORMA
                           -------------   ---------------   ------------   --------   -----------   ---------------   ----------
ASSETS
Investment in real
  estate,
  net....................   $ 1,214,936       $ 124,800       $       --    $(34,922)   $      --       $ 332,500      $1,637,314
Cash and cash
  equivalents............        24,541         (13,200)              --      45,405      246,224        (286,500)         16,470
Financing and leasing
  costs,
  net....................        16,686              --              256          --           --              --          16,942
Other Assets.............        13,727              --               --          --           --              --          13,727
                             ----------        --------        ---------    --------      -------       ---------      ----------
                            $ 1,269,890       $ 111,600       $      256    $ 10,483    $ 246,224       $  46,000      $1,684,453
                             ==========        ========        =========    ========      =======       =========      ==========
LIABILITIES
Mortgage loans, net......   $    47,301       $      --       $       --    $     --    $      --       $  21,000      $   68,301
Unsecured line of
  credit.................        39,000         111,600         (124,744)         --      (25,856)             --              --
Notes....................       510,000              --          125,000          --           --              --         635,000
Other liabilities........        70,454              --               --          --           --              --          70,454
                             ----------        --------        ---------    --------      -------       ---------      ----------
         Total
           Liabilities...       666,755         111,600              256          --      (25,856)         21,000         773,755
                             ----------        --------        ---------    --------      -------       ---------      ----------
MINORITY INTEREST........        44,768              --               --          --           --          25,000          69,768
                             ----------        --------        ---------    --------      -------       ---------      ----------
SHAREHOLDERS' EQUITY
Series A Preferred
  Stock..................        23,949              --               --          --           --              --          23,949
Series B Preferred
  Stock..................       102,064              --               --          --           --              --         102,064
Common shares............             3              --               --          --            1              --               4
Additional paid-in
  capital................       432,912              --               --          --      272,079              --         704,991
Deferred compensation....          (561)             --               --          --           --              --            (561)
Retained earnings........            --              --               --      10,483           --              --          10,483
                             ----------        --------        ---------    --------      -------       ---------      ----------
         Total Equity....       558,367              --               --      10,483      272,080              --         840,930
                             ----------        --------        ---------    --------      -------       ---------      ----------
                            $ 1,269,890       $ 111,600       $      256    $ 10,483    $ 246,224       $  46,000      $1,684,453
                             ==========        ========        =========    ========      =======       =========      ==========

                            SPIEKER PROPERTIES, INC.

                       NOTES AND ADJUSTMENTS TO PRO FORMA
                      CONDENSED CONSOLIDATED BALANCE SHEET
                            AS OF SEPTEMBER 30, 1996
                       (UNAUDITED, DOLLARS IN THOUSANDS)

1. Reflects the historical consolidated balance sheet of the Company as of September 30, 1996.

2. Reflects the acquisition of 10 Properties that were acquired by the Company in the fourth quarter of 1996 at an aggregate total investment of approximately $124,800. The acquisitions were funded with borrowings under the Company's unsecured line of credit and net proceeds from property sales.

3. Reflects the issuance of $125,000 of unsecured notes in December 1996. The net proceeds were used to repay borrowings on the Company's unsecured line of credit. In connection with the issuance, the Company incurred costs of approximately $256.

4. Reflects the sale of three of the Company's retail Properties in the fourth quarter of 1996 for an aggregates sales price of approximately $45,405. The Company recognized a gain of approximately $10,483 on the sale. This sale is part of the Company's plan to sell its 14 retail Properties which the Company committed to in December 1996. The Company expects to sell the remaining 11 retail Properties with an aggregate net book value of approximately $117,096 during 1997 and 1998. The effects of the sale of the remaining 11 retail Properties have not been reflected in the accompanying pro forma financial statements.

5. Reflects the estimated net proceeds from the Offering of approximately $272,080. The Company expects that the net proceeds from the Offering will be used to fund the Pending Acquisitions, to repay borrowings on the Company's unsecured line of credit incurred in connection therewith and for general corporate purposes. In connection with the Offering, the Company expects to incur costs of approximately $15,920.

6. Reflects the completion of the Pending Acquisitions at an aggregate total investment of approximately $332,500 consisting of $286,500 of cash, assumption of a $21,000 mortgage loan and issuance of 696,444 units in the Operating Partnership with an approximate value of $25,000. The assumed mortgage loan bears a fixed interest rate of 8% and matures in 2005.

                            SPIEKER PROPERTIES, INC.
            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                    COMPLETED
                                 ACQUISITIONS AND    PROPERTY    PRO FORMA DEBT        PENDING            OTHER
                HISTORICAL(1)    DEVELOPMENTS(2)     SALES(3)    ADJUSTMENTS(4)    ACQUISITIONS(5)    ADJUSTMENTS(6)    PRO FORMA
                -------------    ----------------    --------    --------------    ---------------    --------------    ---------
REVENUES
Rental
  income......    $ 142,131          $ 26,311        $(4,449)       $     --           $34,388           $     --       $198,381
Interest and
  other
  income......        3,026                90             --              --                --                 --          3,116
                                                                                                                        ----------
                                                                                                                               -
                -----------           -------        -------        --------           -------            -------
        Total
   revenues...      145,157            26,401         (4,449)             --            34,388                 --        201,497
                                                                                                                        ----------
                                                                                                                               -
                -----------           -------        -------        --------           -------            -------
OPERATING
  EXPENSES
Rental
  expenses....       24,351             6,669           (419)             --             8,110                 --         38,711
Real estate
  taxes.......       11,292             1,882           (450)             --             1,924                 --         14,648
Interest
  expense.....       26,443                --             --          11,650                --                 --         38,093
Depreciation
  and
  amortization...      27,373           3,987           (731)             --             4,988                 --         35,617
General and
administration
  and other...        7,491                --             --              --                --                 --          7,491
                                                                                                                        ----------
                                                                                                                               -
                -----------           -------        -------        --------           -------            -------
        Total
     operating
   expenses...       96,950            12,538         (1,600)         11,650            15,022                 --        134,560
                                                                                                                        ----------
                                                                                                                               -
                -----------           -------        -------        --------           -------            -------
INCOME FROM
  OPERATIONS
  BEFORE
  DISPOSAL OF
  REAL ESTATE
  AND MINORITY
  INTERESTS...       48,207            13,863         (2,849)        (11,650)           19,366                 --         66,937
Loss on
  disposal of
  real
  estate......       (1,483)               --          1,483              --                --                 --             --
                                                                                                                        ----------
                                                                                                                               -
                -----------           -------        -------        --------           -------            -------
INCOME FROM
  OPERATIONS
  BEFORE
  MINORITY
  INTERESTS...       46,724            13,863         (1,366)        (11,650)           19,366                 --         66,937
Minority
  interests...       (6,121)               --             --              --                --             (3,200)        (9,321)
                                                                                                                        ----------
                                                                                                                               -
                -----------           -------        -------        --------           -------            -------
NET INCOME....       40,603            13,863         (1,366)        (11,650)           19,366             (3,200)        57,616
Series A
  Preferred
  Stock
  dividends...       (1,573)               --             --              --                --                 --         (1,573)
Series B
  Preferred
  Stock
  dividends...       (7,530)               --             --              --                --                 --         (7,530)
                                                                                                                        ----------
                                                                                                                               -
                -----------           -------        -------        --------           -------            -------
NET INCOME
  AVAILABLE TO
  COMMON
  STOCKHOLDERS...   $  31,500        $ 13,863        $(1,366)       $(11,650)          $19,366           $ (3,200)      $ 48,513
                ===========           =======        =======        ========           =======            =======       ===========
Net income per
  share of
  Common
  Stock.......    $    0.92                                                                                             $   1.11
                ===========                                                                                             ===========
Weighted
  average
  common
  shares
outstanding...   34,280,115                                                                                             43,899,087

                            SPIEKER PROPERTIES, INC.
            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                  COMPLETED                        PRO FORMA
                               ACQUISITIONS AND    PROPERTY          DEBT              PENDING            OTHER
              HISTORICAL(1)    DEVELOPMENTS(2)     SALES(3)     ADJUSTMENTS(4)     ACQUISITION(5)     ADJUSTMENTS(6)    PRO FORMA
              -------------    ----------------    ---------    ---------------    ---------------    --------------    ---------
REVENUES
Rental
 income...      $ 149,308          $ 64,556         $(5,545)       $      --           $45,036           $     --       $253,355
Interest
  and
  other
 income...          4,083             1,810              --               --                --                 --          5,893
                                                                                                                        ----------
                                                                                                                               -
              -----------           -------         -------         --------          --------            -------
     Total
     revenues...     153,391         66,366          (5,545)              --            45,036                 --        259,248
                                                                                                                        ----------
                                                                                                                               -
              -----------           -------         -------         --------          --------            -------
OPERATING
  EXPENSES
Rental
expenses...        24,601            15,488            (581)              --            10,984                 --         50,492
Real
  estate
  taxes...         11,934             5,734            (548)              --             2,602                 --         19,722
Interest
expense...         46,386                --              --            6,772                --                 --         53,158
Depreciation
  and
  amortization...      31,602         9,307            (976)              --             6,650                 --         46,583
General
  and
  administration
  and
  other...          8,533                --              --               --                --                 --          8,533
                                                                                                                        ----------
                                                                                                                               -
              -----------           -------         -------         --------          --------            -------
     Total
 operating
expenses..        123,056            30,529          (2,105)           6,772            20,236                 --        178,488
                                                                                                                        ----------
                                                                                                                               -
              -----------           -------         -------         --------          --------            -------
INCOME
  FROM
OPERATIONS
  BEFORE
  MINORITY
  INTERESTS...      30,335           35,837          (3,440)          (6,772)           24,800                 --         80,760
Minority
interests...       (5,669)               --              --               --                --             (5,565)       (11,234)
                                                                                                                        ----------
                                                                                                                               -
              -----------           -------         -------         --------          --------            -------
NET
 INCOME...         24,666            35,837          (3,440)          (6,772)           24,800             (5,565)        69,526
Series A
 Preferred
  Stock
  dividends...      (2,048)              --              --               --                --                 --         (2,048)
Series B
 Preferred
  Stock
  dividends...        (586)              --              --           (9,455)               --                 --        (10,041)
                                                                                                                        ----------
                                                                                                                               -
              -----------           -------         -------         --------          --------            -------
NET INCOME
 AVAILABLE
  TO
  COMMON
  STOCKHOLDERS...   $  22,032      $ 35,837         $(3,440)       $ (16,227)          $24,800           $ (5,565)      $ 57,437
              ===========           =======         =======         ========          ========            =======       ===========
Net income
  per
  share of
  Common
  Stock...      $    0.84                                                                                               $   1.31
              ===========                                                                                               ===========
Weighted
  average
  common
  shares
  outstanding...  26,140,488                                                                                            43,899,087
              ------------                                                                                              --------
              ------------                                                                                              --------

                            SPIEKER PROPERTIES, INC.

                       NOTES AND ADJUSTMENTS TO PRO FORMA
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND
                        THE YEAR ENDED DECEMBER 31, 1995
                       (UNAUDITED, DOLLARS IN THOUSANDS)

1. Reflects the historical consolidated statement of operations of the Company for nine months ended September 30, 1996 and the year ended December 31, 1995, excluding extraordinary items.

2. Reflects the incremental effect on the Company's revenues, rental expenses and real estate taxes of (i) 17 Properties acquired during 1995, (ii) 25 Properties and two mortgages acquired during 1996, (iii) three development projects completed during 1995 and (iv) four development projects completed during 1996. Such amounts represent the operations of the acquired and developed Properties and interest earned on the mortgages prior to acquisition by the Company. Also reflects depreciation and amortization for periods prior to acquisition. Estimated depreciation and amortization has been based upon asset lives of 40 years.

3. Reflects the elimination of the operations of (i) three retail properties sold in December 1996 and (ii) one industrial property sold in September 1996 included in the historical statements of operations and the elimination of the loss on the sale of the one industrial property. In connection with the sale of the three retail properties, the Company realized a gain of approximately $10,483.

4. Reflects an adjustment to historical interest expense to reflect pro forma interest expense based upon pro forma debt. The adjustment reflects the incremental effect of (i) issuances of $635,000 of unsecured Notes at various dates during 1995 and 1996, (ii) issuances of shares of Common Stock, Class B Common Stock, Class C Common Stock, Series A Preferred Stock and Series B Preferred Stock at various dates during 1995 and 1996, (iii) the refinancing of certain mortgage loans and other debt in December 1995 and (iv) the Offering. Pro forma interest expense is comprised of the following:

                                                                      NINE MONTHS
                                                                         ENDED        YEAR ENDED
                                                                     SEPTEMBER 30,   DECEMBER 31,
                                                                         1996            1995
                                                                     -------------   ------------
   Unsecured Notes, $635,000, weighted average interest rate of
     7.162%........................................................     $34,109        $ 45,479
   Mortgages, $47,301, weighted average interest rate of 7.8%......       2,767           3,689
   Assumed mortgage, $21,000, interest rate of 8%..................       1,260           1,680
   Unused facility fees, $150,000, average rate of 0.2%............         225             300
   Amortization of financing fees..................................       1,036           2,305
                                                                        -------         -------
             Total pro forma interest..............................      39,397          53,453
   Less capitalized interest.......................................      (1,304)           (295)
                                                                        -------         -------
             Pro forma interest expense............................     $38,093        $ 53,158
                                                                        =======         =======

   Also reflects the incremental effect of dividends on the Series B Preferred Stock dividends at a rate of 9.45%. The Company's unsecured line of credit is subject to changes in LIBOR.

5. Reflects the revenues, rental expenses and real estate taxes of the Pending Acquisitions. Also reflects estimated depreciation and amortization based upon asset lives of 40 years.

6. Reflects the minority interests' share of the pro forma adjustments to the net income of the Operating Partnership.

7. The pro forma taxable income for the Company for the fiscal year ended September 30, 1996 was approximately $105,000 which has been calculated as pro forma net income from operations before minority interests of approximately $87,000 plus GAAP depreciation and amortization of approximately $47,000 less tax basis depreciation and amortization and other tax differences of approximately $29,000.

8. Includes the Class B Common Stock and Class C Common Stock.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Spieker Properties, Inc.:

     We have audited the accompanying combined statement of revenues and certain expenses of the Three Property Transactions, as defined in Note 1, for the year ended December 31, 1995. This financial statement is the responsibility of management of the Company. Our responsibility is to express an opinion on this financial statement based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     The accompanying combined statement of revenues and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of the combined revenues and expenses of the Three Property Transactions.

     In our opinion, the financial statement referred to above presents fairly, in all material respects, the combined revenues and certain expenses of the Three Property Transactions for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

San Francisco, California
December 20, 1996

                            SPIEKER PROPERTIES, INC.

            COMBINED STATEMENTS OF REVENUES AND CERTAIN EXPENSES FOR
                        THE THREE PROPERTY TRANSACTIONS
            FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 (UNAUDITED)
                    AND FOR THE YEAR ENDED DECEMBER 31, 1995
                             (DOLLARS IN THOUSANDS)

                                                                               YEAR ENDED
                                                                            DECEMBER 31, 1995
                                                      NINE MONTHS ENDED     -----------------
                                                        SEPTEMBER 30,
                                                            1996
                                                      -----------------
                                                         (UNAUDITED)
    Rental Revenues.................................       $23,928               $31,530
    Certain Expenses:
      Rental Expenses...............................         5,713                 7,928
      Real Estate Taxes.............................         1,178                 1,575
                                                      -----------------     -----------------
                                                             6,891                 9,503
                                                      -----------------     -----------------
              Revenues In Excess Of Certain
                Expenses............................       $17,037               $22,027
                                                      ===============       ===============

   The accompanying notes are an integral part of these combined statements.

                            SPIEKER PROPERTIES, INC.

       NOTES TO COMBINED STATEMENTS OF REVENUES AND CERTAIN EXPENSES FOR
                        THE THREE PROPERTY TRANSACTIONS
            FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 (UNAUDITED)
                    AND FOR THE YEAR ENDED DECEMBER 31, 1995
                             (DOLLARS IN THOUSANDS)

1.  Basis of Presentation and Summary of Significant Accounting Policies:

     PROPERTIES ACQUIRED

     The combined statements of revenues and certain expenses (see "Basis of Presentation" below) include the operations of the Three Property Transactions (the "Properties") to be acquired by the Company during the first quarter of 1997.

                              PROPERTY NAME                                    LOCATION
    -----------------------------------------------------------------   -----------------------
    Emeryville Portfolio.............................................   Emeryville, California
    Mission West Portfolio...........................................   San Diego, California
    Kodak Center.....................................................   San Jose, California

     BASIS OF PRESENTATION

     The accompanying combined statements of revenues and certain expenses are not representative of the actual operations of the Properties for the periods presented. Certain expenses may not be comparable to the expenses expected to be incurred by the Company in the proposed future operations of the Properties; however, the Company is not aware of any material factors relating to the Properties that would cause the reported financial information not to be indicative of future operating results. Excluded expenses consist primarily of property management fees, interest expense, depreciation and amortization and other costs not directly related to the future operations of the Properties.

     The financial information presented for the nine months ended September 30, 1996 is unaudited. In the opinion of management, the unaudited financial information contains all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the combined statements of revenues and certain expenses for the Properties.

     The financial information for the Mission West Portfolio is for the nine months ended August 31, 1996 (unaudited) and the year ended November 30, 1995. In the opinion of management, the fiscal year basis financial information of the Mission West Portfolio is not materially different than the calendar year basis financial information.

     REVENUE RECOGNITION

     All leases are classified as operating leases, and rental revenue is recognized on a straight-line basis over the terms of the leases.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

                            SPIEKER PROPERTIES, INC.

       NOTES TO COMBINED STATEMENTS OF REVENUES AND CERTAIN EXPENSES FOR
                  THE THREE PROPERTY TRANSACTIONS -- CONTINUED
            FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 (UNAUDITED)
                    AND FOR THE YEAR ENDED DECEMBER 31, 1995
                             (DOLLARS IN THOUSANDS)

2.  Leasing Activity:

     The minimum future rental revenues due under noncancelable operating leases in effect as of October 1, 1996, for the remainder of 1996 and annually thereafter are as follows:

                                       YEAR                             AMOUNT
            ----------------------------------------------------------  -------
            1996 (three months).......................................  $ 6,293
            1997......................................................   21,136
            1998......................................................   16,007
            1999......................................................    9,473
            2000......................................................    4,831
            2001......................................................      217
            Thereafter................................................    7,784
                                                                        -------
                                                                        $65,741
                                                                        =======

     In addition to minimum rental payments, tenants pay reimbursements for their pro rata share of specified operating expenses, which amounted to $418 for the nine months ended September 30, 1996, (unaudited) and $584 for the year ended December 31, 1995. Certain leases contain options to renew.

PROSPECTUS

                                  $782,113,750

LOGO                        SPIEKER PROPERTIES, INC.

                         COMMON STOCK, PREFERRED STOCK,
                   DEPOSITARY SHARES, WARRANTS AND GUARANTEES

                            SPIEKER PROPERTIES, L.P.
                                DEBT SECURITIES
                            ------------------------

    Spieker Properties, Inc. (the "Company") may from time to time offer in one or more series or classes (i) shares of its common stock, par value $0.0001 per share (the "Common Stock"), (ii) shares or fractional shares of its preferred stock, par value $0.0001 per share (the "Preferred Stock"), (iii) shares of Preferred Stock represented by Depositary Shares (the "Depositary Shares"), (iv) warrants to purchase Preferred Stock or Common Stock (the "Warrants"), and (v) unconditional guarantees (the "Guarantees") of unsecured Debt Securities (as defined below) issued by Spieker Properties, L.P. (the "Operating Partnership") in amounts, at prices and on terms to be determined at the time of offering, with an aggregate public offering price of up to $392,113,750 (or its equivalent in another currency based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. The Operating Partnership may from time to time offer in one or more series unsecured non-convertible investment grade debt securities, which may be either senior debt securities ("Senior Securities") or subordinated debt securities ("Subordinated Securities," and together with the Senior Securities, the "Debt Securities"), with an aggregate public offering price of up to $390,000,000 (or its equivalent in another currency based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. The Debt Securities may be guaranteed by Guarantees of the Company as to payment of principal, premium, if any, and interest. The Common Stock, Preferred Stock, Depositary Shares, Warrants, and Debt Securities (collectively, the "Offered Securities") may be offered, separately or together, in separate series in amounts, at prices and on terms to be set forth in one or more supplements to the Prospectus (each a "Prospectus Supplement").

    The specific terms of the Offered Securities in respect to which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable (i) in the case of Common Stock, the specific title and stated value and any initial public offering price; (ii) in the case of Preferred Stock, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; (iii) in the case of Depositary Shares, the fractional share of Preferred Stock represented by each such Depositary Share;
(iv) in the case of Warrants, the duration, offering price, exercise price and detachability; and (v) in the case of Debt Securities the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of the Operating Partnership or repayment at the option of the holder, terms for sinking fund payments, covenants, applicability of any Guarantees and any initial public offering price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for federal income tax purposes.

    The applicable Prospectus Supplement will also contain information, where applicable, about certain United States Federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

    The Offered Securities may be offered directly, through agents designated from time to time by the Company or the Operating Partnership, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Offered Securities.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
           PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
               CRIMINAL OFFENSE.
                            ------------------------

       THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR
            ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION
                          TO THE CONTRARY IS UNLAWFUL.
                            ------------------------

                 THE DATE OF THIS PROSPECTUS IS JUNE 20, 1996.

                             AVAILABLE INFORMATION

     The Company and the Operating Partnership are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith the Company and the Operating Partnership file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed can be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Company's Common Stock and Series B Preferred Stock are listed on the New York Stock Exchange and similar information concerning the Company can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Company and the Operating Partnership have filed with the Commission registration statements on Form S-3 (the "Registration Statements") (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Offered Securities. This Prospectus does not contain all of the information set forth in the Registration Statements, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statements, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company, the Operating Partnership and the Offered Securities, reference is hereby made to the Registration Statements and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The documents listed below have been filed by the Company under the Exchange Act with the Commission and are incorporated herein by reference:

          a. The Company's Annual Report on Form 10-K for the year ended December 31, 1995, and the Company's Annual Report on Form 10-K/A (Amendment No. 1) filed with the Commission on June 20, 1996;

          b. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996;

          c. The Company's Current Report on Form 8-K dated June 19, 1996;

          d. The description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A (File No. 1-12528); and

          e. The description of the Company's Series B Preferred Stock contained in the Company's Registration Statement on Form 8-A (File No. 1-12528).

     The documents listed below have been filed by the Operating Partnership under the Exchange Act with the Commission and are incorporated by reference herein.

          a. The Operating Partnership's Annual Report on Form 10-K for the year ended December 31, 1995, and the Operating Partnership's Annual Report on Form 10-K/A (Amendment No. 1) filed with the Commission on June 20, 1996;

          b. The Operating Partnership's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996; and

          c. The Operating Partnership's Current Report on Form 8-K dated June 19, 1996.

     Each document filed by the Company or the Operating Partnership pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of all Offered Securities to which this Prospectus relates shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered upon written or oral request. Requests should be directed to the Investor Relations Coordinator, Spieker Properties, Inc., 2180 Sand Hill Road, Menlo Park, California 94025, telephone number: (415) 854-5600.

                   THE COMPANY AND THE OPERATING PARTNERSHIP

     Spieker Properties, Inc. (the "Company") is a self-administered and self-managed equity real estate investment trust ("REIT") that was formed in 1993 to continue and to expand the business of owning, operating, managing, leasing, acquiring, developing and redeveloping commercial property previously conducted by Spieker Partners. As of March 31, 1996, the Company owned and operated 134 income-producing properties (the "Properties"), aggregating approximately 18.0 million rentable square feet and comprised of 74 industrial Properties, 44 office Properties and 16 retail Properties. All of the Properties are located in California, and in Washington, Oregon and Idaho (the "Pacific Northwest").

     The Company conducts substantially all of its activities through Spieker Properties, L.P. (the "Operating Partnership") in which it owns an approximate 84.9% general partnership interest. An approximate 15.1% limited partnership interest in the Operating Partnership is owned by senior members of the Company's management and certain outside investors. As the sole general partner of the Operating Partnership, the Company has control over the management of the Operating Partnership and over each of the Properties.

     The Company's Common Stock is listed on the New York Stock Exchange under the Symbol "SPK." The Company is a Maryland corporation and the Operating Partnership is a California limited partnership. The Operating Partnership was formed in 1993 in connection with the formation of the Company. The Company's and the Operating Partnership's executive offices are located at 2180 Sand Hill Road, Menlo Park, California 94025 and telephone number is (415) 854-5600.

                                USE OF PROCEEDS

     The Company intends to invest the net proceeds of any sale of Common Stock, Preferred Stock, Depositary Shares or Warrants in the Operating Partnership. Unless otherwise indicated in the applicable Prospectus Supplement, the Operating Partnership intends to use such net proceeds and the net proceeds from the sale of any Debt Securities for general corporate purposes including, without limitation, the acquisition and development of industrial, office and retail properties and the repayment of debt. Net proceeds from the sale of the Offered Securities initially may be temporarily invested in short-term securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The Company's and the Operating Partnership's ratio of earnings to fixed charges for the three months ended March 31, 1996 was 2.52x and for the years ended December 31, 1994 and December 31, 1995 was 1.29x and 1.61x, respectively. The Company's ratio of earnings to combined fixed charges and preferred stock dividends for the three months ended March 31, 1996 was 1.90x and for the years ended December 31, 1994 and December 31, 1995 was 1.26x.

     For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income (loss) from operations, before extraordinary items. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense, and amortization of debt discounts and deferred financing fees, whether expensed or capitalized.

     Prior to the completion of the Company's initial public offering ("IPO") in November 1993, the Company's predecessors (collectively, "SPP") operated in a manner as to minimize net taxable income to the owners. As a result, although the Company's properties historically have generally positive net cash flow, SPP had net losses for the years ended December 31, 1991 through 1993. Consequently, the computation of the ratio of earnings to fixed charges indicates that earnings were inadequate to cover fixed charges by approximately $17.0 million, $9.4 million and $13.5 million for 1991, 1992 and 1993 (which includes the Company's results of operations for the period of

November 19, 1993 through December 31, 1993, during which the Company had no outstanding preferred stock), respectively.

     The Company's IPO and the other transactions undertaken concurrently with the IPO permitted the Company to significantly deleverage properties, resulting in a significantly improved ratio of earnings to fixed charges.

                             SPECIAL CONSIDERATIONS

     Prospective investors should carefully consider the following information in conjunction with the other information contained in this Prospectus and the applicable Prospectus Supplement before purchasing Offered Securities.

GENERAL REAL ESTATE INVESTMENT RISKS

     Real property investments are subject to varying degrees of risk. The yields available from investments in real estate depend on the amount of income and capital appreciation generated by the related properties. If the Properties do not generate sufficient income to meet operating expenses, including debt service, ground lease payments, tenant improvements, third-party leasing commissions and other capital expenditures, the Company's income and ability to make distributions to its stockholders and the Operating Partnership's ability to make payments of any interest and principal on any Debt Securities will be adversely affected. The performance of the economy in each of the regions in which the Properties are located affects occupancy, market rental rates and expenses and, consequently, has an impact on the income from the Properties and their underlying values. The financial results of major local employers also may have an impact on the cash flow and value of certain Properties. In terms of rentable square feet, over 45% of the Properties as of March 31, 1996, were located in the San Francisco Bay Area. As a result of this geographic concentration, the performance of the San Francisco Bay Area commercial real estate market will affect the value of the Properties in that area and, in turn, the value of the Company.

     Income from the Properties may be further adversely affected by the general economic climate, local economic conditions in which the Properties are located, such as oversupply of space or a reduction in demand for rental space, the attractiveness of the Properties to tenants, competition from other available space, the ability of the Company to provide for adequate maintenance and insurance and increased operating expenses. There is also the risk that as leases on the Properties expire, tenants will enter into new leases on terms that are less favorable to the Company. Income and real estate values may also be adversely affected by such factors as applicable laws (e.g., ADA and tax laws), interest rate levels and the availability of financing. In addition, real estate investments are relatively illiquid and, therefore, will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions.

COMPETITION

     Numerous industrial, office and retail properties compete with the Properties in attracting tenants to lease space. Some of these competing properties are newer, better located or better capitalized than the Company's Properties. The number of competitive commercial properties in a particular area could have a material effect on the Company's ability to lease space in the Properties or at newly developed or acquired properties and on the rents charged.

ACQUISITION AND DEVELOPMENT ACTIVITIES

     The Company intends to acquire existing commercial properties to the extent that they can be acquired on advantageous terms and meet the Company's investment criteria. Acquisitions of commercial properties entail general investment risks associated with any real estate investment, including the risk that investments will fail to perform as expected or that estimates of the cost of improvements to bring an acquired property up to standards established for the intended market position may prove inaccurate.

     The Company intends to pursue commercial property development projects and to develop certain landholdings as to which it has certain options. Such projects generally require various governmental and other approvals, the receipt of which cannot be assured. The Company's development activities will entail certain risks, including the expenditure of funds on and devotion of management's time to projects which may not come to fruition; the risk that construction costs of a project may exceed original estimates, possibly making the project uneconomic; the risk that occupancy rates and rents at a completed project will be less than anticipated; and the risk that expenses at a completed development will be higher than anticipated. These risks may result in a reduction in the funds available for distribution.

DEBT FINANCING

     The Company will be subject to the risks normally associated with debt financing, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest, the risk that existing indebtedness on the Properties cannot be refinanced or that the terms of such refinancing will not be as favorable as the terms of existing indebtedness.

ENVIRONMENTAL MATTERS

     Under various Federal, state and local laws, ordinances and regulations, an owner or operator of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on or in such property. Such laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's or operator's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, whether or not such facility is owned or operated by such person. Certain environmental laws impose liability for release of asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real properties for personal injuries associated with asbestos-containing materials. In connection with the ownership (direct or indirect), operation, management and development of real properties, the Company may be considered an owner or operator of such properties or as having arranged for the disposal or treatment of hazardous or toxic substances and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and injuries to persons and property.

     The Company is not aware of any environmental liability with respect to the Properties that would have a material adverse effect on the Company's business, assets or results of operations. There can be no assurance that such a material environmental liability does not exist. The existence of any such material environmental liability would have an adverse effect on the Company's results of operations and cash flow.

GENERAL UNINSURED LOSSES/SEISMIC ACTIVITY

     The Company carries comprehensive liability, fire, flood, extended coverage and rental loss insurance with policy specifications, limits and deductibles customarily carried for similar properties. There are, however, certain types of extraordinary losses which may be either uninsurable, or not economically insurable. Further, a substantial number of the Properties are located in areas that are subject to earthquake activity. Although the Company has obtained certain limited earthquake insurance policies, should a Property sustain damage as a result of an earthquake, the Company may incur substantial losses due to insurance deductibles, co-payments on insured losses or uninsured losses. Additionally, earthquake insurance may not be available for certain of the Company's Properties, or if available, may not be available on terms acceptable to the Company. Should an uninsured loss occur, the Company could lose its investment in, and anticipated profits and cash flows from, a number of Properties.

                         DESCRIPTION OF DEBT SECURITIES

     The following sets forth certain general terms and provisions of the Indenture under which the Debt Securities are to be issued. The particular terms of the Debt Securities will be set forth in a Prospectus Supplement relating to such Debt Securities.

     The Debt Securities are to be issued under an Indenture dated December 6, 1995, as amended or supplemented from time to time (the "Indenture"), among the Operating Partnership, the Company and State Street Bank and Trust Company chosen by the Operating Partnership and the Company and qualified to act as trustee under the Trust Indenture Act of 1939, as amended (the "TIA") (together with any other trustee(s) appointed in a supplemental indenture with respect to a particular series, the "Trustee"). The Indenture is available for inspection at the corporate trust office of the Trustee, or as described above under "Available Information." The Indenture is subject to, and governed by, the TIA. The Operating Partnership and the Company will execute the Indenture if and when the Operating Partnership issues the Debt Securities. The statements made hereunder relating to the Indenture and the Debt Securities to be issued hereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Debt Securities. All section references appearing herein are to sections of the Indenture, and capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

GENERAL

     The Debt Securities will be direct, unsecured obligations of the Operating Partnership. Except for any series of Debt Securities which is specifically subordinated to other indebtedness of the Operating Partnership, the Debt Securities will rank pari passu with all other unsecured and unsubordinated indebtedness of the Operating Partnership. Under the Indenture, the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Company as sole general partner of the Operating Partnership or as established in one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section
301).

     The Debt Securities may be unconditionally guaranteed by the Company as to payment of principal, premium, if any, and interest. (Section 1601).

     The Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee will be appointed to act with respect to such series (Section 608). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a trustee of a trust under the Indenture separate and apart from the trust administered by any other Trustee (Section 609), and, except as otherwise indicated herein, any action described herein to be taken by the Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the Indenture.

TERMS

     Reference is made to the Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including:

          (1) the title of such Debt Securities, whether such Debt Securities are Senior Securities or Subordinated Securities and whether such Debt Securities are guaranteed by a Guarantee;

          (2) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

          (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof;

          (4) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

          (5) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

          (6) the date or dates, or the method for determining such date or dates, from which any such interest will accrue, the Interest Payment Dates on which any such interest will be payable, the Regular Record Dates for such Interest Payment Dates, or the method by which such Dates shall be determined, the Person to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

          (7) the place or places where (i) the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, (ii) such Debt Securities may be surrendered for registration of transfer, exchange or conversion and (iii) notices or demands to or upon the Operating Partnership in respect of such Debt Securities, any applicable Guarantees and the Indenture may be served;

          (8) the period or periods within which, or the date or dates on which, the price or prices at which and the terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of the Operating Partnership, if the Operating Partnership is to have such an option;

          (9) the obligation, if any, of the Operating Partnership to redeem, repay or repurchase such Debt Securities pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof, and the period or periods within which, or the date or dates on which, the price or prices at which and the terms and conditions upon which such Debt Securities are required to be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

          (10) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and/or payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

          (11) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

          (12) any additions to, modifications of or deletions from the terms of such Debt Securities with respect to the Events of Default or covenants or other provisions set forth in the Indenture;

          (13) whether such Debt Securities will be issued in certificated and/or book-entry form;

          (14) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

          (15) the applicability, if any, of the defeasance and covenant defeasance provisions of Article XIV of the Indenture, or any modification thereof;

          (16) the terms and conditions, if any, upon which such Debt Securities may be subordinated to other indebtedness of the Operating Partnership;

          (17) whether and under what circumstances the Operating Partnership will pay Additional Amounts as contemplated in the Indenture on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Operating Partnership will have the option to redeem such Debt Securities in lieu of making such payment; and

          (18) any other terms of such Debt Securities not inconsistent with the provisions of the Indenture (Section 301).

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). Special U.S. federal income tax, accounting and other considerations applicable to the Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

     The Indenture does not contain any provisions that would limit the ability of the Operating Partnership to incur indebtedness or that would afford Holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Operating Partnership. However, restrictions on ownership and transfers of the Company's common stock and preferred stock, designed to preserve the Company's status as a REIT, may prevent or hinder a change of control. Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of the Operating Partnership that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

GUARANTEES

     The Debt Securities may be unconditionally and irrevocably guaranteed by Guarantees of the Company, on a senior or subordinated basis, which will guarantee the due and punctual payment of principal of, premium, if any, and interest on such Debt Securities, and the due and punctual payment of any sinking fund payments thereon, when and as the same shall become due and payable whether at a maturity date, by declaration of acceleration, call for redemption or otherwise. The applicability and terms of any such Guarantee relating to a series of Debt Securities will be set forth in the Prospectus Supplement relating to such Debt Securities. (Section 1601).

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

     Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof (Section 302).

     Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and premium, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee, provided that, at the option of the Holder, payment of interest may be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register or by wire transfer of funds to such Person at an account maintained within the United States (Sections 301, 305, 307 and 1002).

     All amounts paid by the Operating Partnership to a paying agent or a Trustee for the payment of the principal of or any premium or interest on any Debt Security which remain unclaimed at the end of two years after the principal, premium or interest has become due and payable will be repaid to the Operating Partnership, and the holder of the Debt Security thereafter may look only to the Operating Partnership for payment thereof. (Section 1003).

     Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable Regular Record Date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the Trustee, notice whereof shall be given to the Holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the Indenture (Sections 101 and 307).

     Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series, of a like aggregate principal amount and tenor, of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the Trustee. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer thereof at the corporate trust office of the Trustee referred to above. Every Debt Security surrendered for conversion, redemption, registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Operating Partnership may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the Trustee) initially designated by the Operating Partnership with respect to any series of Debt Securities, the Operating Partnership may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Operating Partnership will be required to maintain a transfer agent in each Place of Payment for such series. The Operating Partnership may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002).

     Neither the Operating Partnership nor the Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business of the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or (iii) issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the Holder, except that portion, if any, of such Debt Security which is not to be so repaid (Section 305).

MERGER, CONSOLIDATION OR SALE

     The Operating Partnership may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other person, provided (a) either the Operating Partnership shall be the continuing person, or the successor (if other than the Operating Partnership) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium, if any) and interest on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Operating Partnership or any Subsidiary as a result thereof as having been incurred by the Operating Partnership or such Subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an officers' certificate of the Company as General Partner of the Operating Partnership and an opinion of counsel covering such conditions shall be delivered to the Trustee (Sections 801 and 803).

CERTAIN COVENANTS

     Existence. Except as permitted under "Merger, Consolidation or Sale," the Indenture requires each of the Operating Partnership and the Company (if the Company has guaranteed any Debt Securities) to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights (partnership and statutory) and franchises; provided, however, that each of the Operating Partnership and the Company shall not be required to preserve any right or franchise if the Board of Directors of the Company determines that the preservation thereof is no longer desirable in the conduct of the business of the Operating Partnership and that the loss thereof is not disadvantageous in any material respect to the Holders of the Debt Securities (Section 1004).

     Maintenance of Properties. The Indenture requires each of the Operating Partnership and the Company (if the Company has guaranteed any Debt Securities) to cause all of its material properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order, all as in the judgment of the Operating Partnership may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Operating Partnership or the Company, as the case may be, and its Subsidiaries shall not be prevented from selling or otherwise disposing of their properties for value in the ordinary course of business. (Section 1006).

     Insurance. The Indenture requires the Operating Partnership and each of its Subsidiaries to keep its insurable Properties insured against loss or damage with commercially reasonable amounts and types of insurance provided by insurers of recognized responsibility. (Section 1007).

     Payment of Taxes and Other Claims. The Indenture requires each of the Operating Partnership and the Company (if the Company has guaranteed any Debt Securities) to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon its income, profits or property or that of any Subsidiary and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Operating Partnership or any Subsidiary; provided, however, that the Operating Partnership or the Company shall not be required to pay or discharge or cause to be paid or discharged any tax, assessment, charge or claim whose amount or applicability is being contested in good faith. (Section 1008).

     Provision of Financial Information. The Operating Partnership will file with the Trustee copies of annual reports, quarterly reports and other documents (the "Financial Reports") which the Operating Partnership files with the Commission or would be required to file with the Commission pursuant to Sections 13 or 15(d) of the Exchange Act if the Operating Partnership were subject to such Sections; provided, however, that if the Operating Partnership is not subject to such Sections, it may, in lieu of filing Financial Reports of the Operating Partnership with the Trustee, file Financial Reports of the Company if they would be materially the same as those that would have been filed by the Operating Partnership with the Commission pursuant to Sections 13 or 15(d) of the Exchange Act.

     Additional Covenants. Reference is made to the applicable Prospectus Supplement for information with respect to any additional covenants specific to a particular series of Debt Securities.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     Unless otherwise provided in the Prospectus Supplement, the Indenture provides that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any interest on any Debt Security of such series; (b) default in the payment of any principal of (or premium, if any, on) any Debt Security of such series when due; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance of any other covenant or warranty of the Operating Partnership or the Company contained in the Indenture with respect to any Debt Security of such series, continued for 60 days after written notice as provided in the Indenture; (e) default in the payment of an aggregate principal amount exceeding $10,000,000 of any evidence of indebtedness of the Operating Partnership or the Company (if the Company or any subsidiary of the Company has guaranteed any indebtedness of the Operating Partnership) or any mortgage, indenture, note, bond, capitalized lease or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having continued after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Operating Partnership and the Company (if the Company has guaranteed any Debt Securities), or any Significant Subsidiary or all or substantially all of any of their respective property; and (g) any other Event of Default provided with respect to a particular series of Debt Securities (Section 501). The term "Significant Subsidiary" means each significant Subsidiary (as defined in Regulation S-X promulgated under the Securities Act) of the Operating Partnership or the Company, as the case may be. (Section 101).

     If an Event of Default under the Indenture with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, then in every such case the Trustee or the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of all of the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (if the Company has guaranteed any Debt Securities under such Indenture) and the Operating Partnership (and to the Trustee if given by the Holders). However, any time after such a declaration of acceleration with respect to Debt Securities of such series has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of not less then a majority in principal amount of Outstanding Debt Securities of such series may rescind and annul such declaration and its consequences if (a) the Operating Partnership shall have paid or deposited with the Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series plus certain fees, expenses, disbursements and advances of the Trustee and (b) all Events of Default, other than the nonpayment of accelerated principal or interest with respect to Debt Securities of such series have been cured or waived as provided in the Indenture (Section 502). The Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series may waive any past default with respect to such series and its consequences, except a default
(x) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (y) in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby (Section 513).

     The Trustee is required to give notice to the Holders of Debt Securities within 90 days of a default under the Indenture; provided, however, that the Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if the Responsible Officers of the Trustee consider such withholding to be in the interest of such Holders (Section 601).

     The Indenture provides that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of that series, as well as an offer of reasonable indemnity (Section 507). This provision will not prevent, however, any Holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due date thereof (Section 508).

     Subject to provisions in the Indenture relating to its duties in case of default, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any Holders of Debt Securities of any series then Outstanding under the Indenture, unless such Holders shall have offered to the Trustee reasonable security or indemnity (Section 602). The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee. However, the Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve the Trustee in personal liability or which may be unduly prejudicial to the Holders of Debt Securities of such series not joining therein (Section 512).

     Within 120 days after the close of each fiscal year, the Operating Partnership and the Company (if the Company has guaranteed any Debt Securities) must deliver to the Trustee a certificate, signed by one of several specified officers of the Company, stating whether or not such officer has knowledge of any default under the Indenture and, if so, specifying each such default and the nature and status thereof (Section 1005).

MODIFICATION OF THE INDENTURE

     Modifications and amendments of provisions of the Indenture applicable to any series may be made only with consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest (or premium, if any) on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the Holder of any such Debt Security; (c) change the Place of Payment, or the coin or currency, for payment of principal of, premium, if any, or interest on any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security on or after the Stated Maturity thereof; (e) reduce the above-stated percentage of Outstanding Debt Securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of such Debt Security (Section 902).

     The Holders of not less than a majority in principal amount of Outstanding Debt Securities of a particular series have the right to waive compliance by the Operating Partnership or the Company with certain covenants in the Indenture relating to such series (Section 1010).

     Modifications and amendments of the Indenture may be made by the Operating Partnership and the Company (if the Company has guaranteed any Debt Securities) and the Trustee without the consent of any Holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another Person to the Operating Partnership as obligor under the Indenture or succession of another Person as Guarantor; (ii) to add to the covenants of the Operating Partnership and the Company (if the Company has guaranteed any Debt Securities) for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Operating Partnership or the Company in the Indenture; (iii) to add Events of Default for the benefit of the Holders of all or any series of Debt Securities; (iv) to add or change any provisions of the Indenture to facilitate the issuance of Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect; (v) to change or eliminate any provisions of the Indenture, provided that any such change or elimination shall become effective only when there are not Debt Securities Outstanding of any series created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities or Guarantees;
(vii) to establish the form or terms of Debt Securities of any series and any related Guarantees; (viii) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trust under the Indenture by more than one Trustee; (ix) to cure any ambiguity, defect or inconsistency in the Indenture, provided that such action shall not adversely affect the interests of Holders of Debt Securities of any series in any material respect; and (x) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect (Section 901).

     The Indenture provides that in determining whether the Holders of the requisite principal amount of Outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (ii) the principal amount of a Debt Security denominated in a Foreign Currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above), (iii) the principal amount of an Indexed Security that shall be deemed outstanding shall be the principal face amount of such Indexed Security at original issuance, unless otherwise provided with respect to such Indexed Security pursuant to
Section 301 of the Indenture, and (iv) Debt Securities owned by the Operating Partnership or any other obligor upon the Debt Securities or any Affiliate of the Operating Partnership or of such other obligor shall be disregarded (Section
101).

     The Indenture contains provisions for convening meetings of the Holders of Debt Securities of a series (Section 1501). A meeting may be called at any time by the Trustee, and also, upon request, by the Operating Partnership or the Holders of at least 25% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given as provided in the Indenture (Section 1502). Except for any consent that must be given by the Holder of each Debt Security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all Holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be Persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Debt Securities of a series, the Persons holding or representing such specified percentage in principal amount of the Outstanding Debt Securities of such series will constitute a quorum (Section 1504).

     Notwithstanding the foregoing provisions, if any action is to be taken at a meeting of Holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Debt Securities affected thereby, or of the Holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting and
(ii) the principal amount of the Outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture (Section
1504).

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     Unless otherwise provided in the Prospectus Supplement, the Operating Partnership or the Company (if the Company has guaranteed any Debt Securities under such Indenture) may discharge certain obligations to Holders of any series of Debt Securities that have not already been delivered to the Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or are scheduled for redemption within one year) by irrevocably depositing with the Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be (Section 401).

     The Indenture provides that, unless otherwise provided in the Prospectus Supplement, if the provisions of Article Fourteen are made applicable to the Debt Securities of any series pursuant to Section 301 of the Indenture, the Operating Partnership may elect either (a) to decease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay Additional Amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities to compensate the Trustee and to hold moneys for payment in trust) ("defeasance") (Section 1402) or (b) to be released from its obligations with respect to such Debt Securities under Sections 1006 through 1008, inclusive, of the Indenture (being the restrictions described under "Certain Covenants") or, if provided pursuant to Section 301 of the Indenture, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to such Debt Securities ("covenant defeasance") (Section 1403), in either case upon the irrevocable deposit by the Operating Partnership or the Company, as the case may be, with the Trustee, in trust, of any amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at Stated Maturity, or Government Obligations (as defined below), or both applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

     Such a trust may only be established if, among other things, the Operating Partnership has delivered to the Trustee an Opinion of Counsel (as specified in the Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such Opinion of Counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal

Revenue Service or a change in applicable United States federal income tax law occurring after the date of the Indenture (Section 1404).

     "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the Foreign Currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the Foreign Currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101).

     Unless otherwise provided in the applicable Prospectus Supplement, if after the Operating Partnership or the Company, as the case may be, has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series, (a) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to Section 301 of the Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or (b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as the same becomes due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate (Section 1405). "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency either by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions or within the international banking community, (ii) the ECU either within the European Monetary System or for the settlement of transactions by public institutions of or within the European Communities or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. (Section 101.) Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a Foreign Currency that cease to be used by its government of issuance shall be made in U.S. dollars.

     In the event the Operating Partnership or the Company, as the case may be, effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (d) under "Events of Default, Notice and Waiver" with respect to Section 1006 through 1008 of the Indenture (which Sections would no longer be applicable to such Debt Securities) or described in clause (g) under "Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Operating Partnership and the Company (if the Company has guaranteed any Debt Securities) would remain liable to make payment of such amounts due at the time of acceleration.

     The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of a particular series.

SUBORDINATION

     The terms and conditions, if any, upon which the Debt Securities are subordinated to other indebtedness of the Operating Partnership will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include a description of the indebtedness ranking senior to the Debt Securities, the restrictions on payments to the Holders of such Debt Securities while a default with respect to such senior indebtedness in continuing, the restrictions, if any, on payments to the Holders of such Debt Securities following an Event of Default, and provisions requiring Holders of such Debt Securities to remit certain payments to holders of senior indebtedness.

                          DESCRIPTION OF COMMON STOCK
GENERAL

     As of March 31, 1996, the total number of shares of all classes of capital stock that the Company had authority to issue was 1,000,000,000 shares, consisting of (i) 660,500,000 shares of Common Stock, par value $0.0001 per share, (ii) 1,000,000 shares of Series A Preferred Stock, par value $0.0001 per share, (iii) 5,000,000 shares of Series B Cumulative Redeemable Preferred Stock ("Series B Preferred Stock"), par value $0.0001 per share, (iv) 2,000,000 shares of Class B Common Stock, par value $0.0001 per share, (v) 1,500,000 shares of Class C Common Stock, par value $0.0001 per share and (vi) 330,000,000 shares of excess stock (the "Excess Stock").

     As of March 31, 1996, there were (i) 31,773,361 shares of Common Stock issued and outstanding, (ii) 1,000,000 shares of Series A Preferred Stock issued and outstanding, (iii) 4,250,000 shares of Series B Preferred Stock, issued and outstanding (iv) 2,000,000 shares of Class B Common Stock issued and outstanding and (v) 1,176,470 shares of Class C Common Stock issued and outstanding. At any given time, there are reserved for issuance under the Spieker Properties, Inc. 1993 Stock Incentive Plan (the "Plan") shares of the Company's Common Stock equal to 9.9% of the number of shares of the Company's stock outstanding (including shares of Common Stock issuable upon conversion of partnership units in the Operating Partnership, Series A Preferred Stock, Class B Common Stock and Class C Common Stock, and all classes of convertible securities of the Company that may be issued in the future) as of the last day of the immediately preceding quarter reduced by the number of shares of Common Stock reserved for issuance under other stock compensation plans of the Company. As of May 22, 1996, the Company had reserved for issuance under the Plan 3,450,000 shares of the Company s Common Stock and 150,000 shares of Common Stock was reserved for issuance under the Spieker Properties, Inc. 1993 Directors Stock Option Plan. In addition, 1,219,512 shares of Common Stock have been reserved for issuance upon the conversion of the Series A Preferred Stock, 2,531,646 shares of Common Stock have been reserved for issuance upon the conversion of Class B Common Stock and 1,176,470 shares of Common Stock have been reserved for issuance upon the conversion of Class C Common Stock. Further, 6,549,819 shares of Common Stock have been reserved for issuance upon the conversion of limited partnership units in the Operating Partnership.

COMMON STOCK

     The following description of the Common Stock sets forth certain general terms and provisions of the Common Stock to which any Prospectus Supplement may relate, including a Prospectus Supplement providing that Common Stock will be issuable upon conversion of Preferred Stock or

Depositary Shares or upon the exercise of Warrants issued by the Company. This description is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Company's Articles of Incorporation and Articles Supplementary (collectively, the "Charter") and its Bylaws. The Common Stock is listed on the New York Stock Exchange under the symbol "SPK." Chemical Mellon Shareholder Services, L.L.C. is the Company's transfer agent.

     The holders of the outstanding Common Stock are entitled to one vote per share on all matters voted on by stockholders, including elections of directors. The Charter does not provide for cumulative voting in the election of directors.

     The shares of Common Stock offered hereby will, when issued, be fully paid and nonassessable and will not be subject to preemptive or similar rights. Subject to the preferential rights of the Series A Preferred Stock, Series B Preferred Stock and any preferential rights of any other outstanding series of capital stock, the holders of Common Stock are entitled to such distributions as may be declared from time to time by the Board of Directors from funds available for distribution to such holders. The Company currently pays regular quarterly dividends to holders of Common Stock.

     In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the assets remaining after satisfaction of all liabilities and payment of liquidation preferences and accrued dividends, if any, on Series A Preferred Stock, Series B Preferred Stock, Class B Common Stock and Class C Common Stock and any other series of capital stock that has a liquidation preference. The rights of holders of Common Stock are subject to the rights and preferences established by the Board of Directors for any capital stock that may subsequently be issued by the Company.

     Subject to limitations prescribed by Maryland law and the Company's Charter, the Board of Directors is authorized to reclassify any unissued portion of the authorized shares of capital stock to provide for the issuance of shares in other classes or series, including other classes or series of Common Stock, to establish the number of shares in each class or series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of such class or series. The rights, preferences, privileges and restrictions of such class or series will be fixed by the articles supplementary relating to such class or series. A Prospectus Supplement will specify the terms of such class or series.

RESTRICTIONS ON TRANSFER

     For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code) during the last half of a taxable year, the stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year and certain percentages of the Company's gross income must be from particular activities (see "Federal Income Tax Considerations -- Requirements for Qualification -- Gross Income Tests"). To enable the Company to continue to qualify as a REIT, the Charter restricts the acquisition of shares of common stock and preferred stock.

     The Charter provides that, subject to certain exceptions specified in the Charter, no stockholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.9% of the value of the outstanding common stock and preferred stock (the "Ownership Limit"). The Board of Directors may waive the Ownership Limit in certain limited situations if evidence satisfactory to the Board of Directors and the Company's tax counsel is presented that such ownership will not jeopardize the Company's status as a REIT. As a condition to such waiver, the Board of Directors may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving the REIT status of the Company. The Ownership Limit will not apply if the Board of Directors and the stockholders of the Company determine that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT. If shares of common stock or preferred stock in excess of the Ownership Limit, or shares which would cause the Company to be beneficially owned by fewer than 100 persons or cause the Company to become "closely held" under Section 856(h) of the Code, are issued or transferred to any person, such issuance or transfer shall be null and void and the intended transferee will acquire no rights to such shares.

     The Charter also provides that shares involved in a transfer or change in capital structure that results in a person owning in excess of the Ownership Limit or would cause the Company to become "closely held" within the meaning of
Section 856(h) of the Code will automatically be exchanged for Excess Stock. All Excess Stock will be transferred, without action by the stockholder, to the Company as trustee of a trust for the exclusive benefit of the transferee or transferees to whom the Excess Stock is ultimately transferred. While the Excess Stock is held in trust, it will not be entitled to vote, it will not be considered for purposes of any stockholder vote or the determination of a quorum for such vote and it will not be entitled to participate in any distributions made by the Company, except upon liquidation. The Company would have the right, for a period of 90 days during the time the Excess Stock is held by the Company in trust, to purchase all or any portion of the Excess Stock from the intended transferee at the lesser of the price paid for the stock by the intended transferee and the closing market price for the stock on the date the Company exercises its option to purchase.

     The Ownership Limit provision of the Charter will not be automatically removed even if the real estate investment trust provisions of the Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. Except as otherwise described above, any change in the Ownership Limit would require an amendment to the Charter. Such amendments to the Charter require the affirmative vote of holders owning a majority of the total number of shares of all classes of stock outstanding and entitled to vote thereon. In addition to preserving the Company's status as a real estate investment trust, the Ownership Limit may have the effect of precluding an acquisition of control of the Company.

     All certificates representing shares of common stock and preferred stock will bear a legend referring to the restrictions described above.

     All persons who own of record, more than 5% of the outstanding common stock and preferred stock (or 1% if there are more than 200 but fewer than 2,000 stockholders or one-half of 1% if there are 200 or less stockholders of record) must file an affidavit with the Company containing the information specified in the Charter within 30 days after January 1 of each year. In addition, each stockholder shall upon demand be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares as the Board of Directors deems necessary to determine the Company's status as a real estate investment trust and to ensure compliance with the Ownership Limit.

     The articles supplementary, if applicable, for the Offered Securities may also contain provisions that further restrict the ownership and transfer of the Offered Securities. The applicable Prospectus Supplement will specify any additional ownership limitation relating to the Offered Securities.

           DESCRIPTION OF CLASS B COMMON STOCK, CLASS C COMMON STOCK,
             SERIES A PREFERRED STOCK AND SERIES B PREFERRED STOCK

CLASS B COMMON STOCK

     The following description of the Company's Class B Common Stock is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Company's Charter, including the Articles Supplementary applicable to the Class B Common Stock, and Bylaws. The Company has issued 2,000,000 shares of Class B Common Stock, par value $0.0001 per share, all of which were outstanding as of September 30, 1995.

     The Class B Common Stock ranks on a parity with the Company's Common Stock with respect to dividends. The Class B Common Stock was sold in May 1995 to an institutional investor at a price per share of $25.00. The initial per share dividend of the Class B Common Stock was set at $2.19, which was at a rate that was equal to the dividend yield on shares of Common Stock sold concurrently with the Class B Common Stock plus 0.25 percent. The dividend per share on the Class B Common stock is increased or decreased by the same dollar amount as any increase or decrease in the dividend distributions made to the holders of Common Stock. The Company currently pays regular dividends to holders of Class B Common Stock.

     In the event of any liquidation, dissolution or winding up of the Company, the holders of Class B Common Stock are entitled to receive, on a parity with the holders of Class C Common Stock and prior and in preference to the holders of Common Stock, an amount per share of Class B Common Stock equal to all declared but unpaid dividends for each share of Class B Common Stock. The Class B Common Stock has not been registered under the Securities Act. The institutional investor who purchased the shares of Class B Common Stock has certain demand registration rights for eight years following the May 1995 sale of such shares to register in each instance Common Stock having a market value of $1.0 million or more. Subject to certain limitations, the Class B Common Stock may be converted into Common Stock three years after the May 1995 sale or earlier upon the occurrence of certain events including a change in management. The holder of Class B Common Stock is not entitled to vote on matters voted on by stockholders of the Company.

CLASS C COMMON STOCK

     The following description of the Company's Class C Common Stock is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Company's Charter, including the Articles Supplementary applicable to the Class C Common Stock, and Bylaws. The Company has issued 1,176,470 shares of Class C Common Stock, par value $0.0001 per share, all of which were outstanding as of March 31, 1996.

     The Class C Common Stock ranks on a parity with the Company's Common Stock and Class B Common Stock with respect to dividends. The Class C Common Stock was sold in March 1996 to an institutional investor at a price per share of $25.50. The initial per share dividend of the Class C Common Stock was set at $1.73. The dividend per share on the Class C Common Stock is increased or decreased by the same dollar amount as any increase or decrease in the dividend distributions made to the holders of Common Stock. The Company currently pays regular dividends to the holder of Class C Common Stock.

     In the event of any liquidation, dissolution or winding up of the Company, the holders of Class C Common Stock are entitled to receive, on a parity with the holders of Class B Common Stock and prior and in preference to the holders of Common Stock, an amount per share of Class C Common Stock equal to all declared but unpaid dividends for each share of Class C Common Stock. The Class C Common Stock has not been registered under the Securities Act. The institutional investor who purchased the shares of Class C Common Stock has certain demand registration rights for eight years following the March 1996 sale of such shares to register in each instance Common Stock having a market value of $1.0 million or more. Subject to certain limitations, the Class C

Common Stock may be converted into Common Stock three years after the March 1996 sale or earlier upon the occurrence of certain events including a change in management. The holders of Class C Common Stock are not entitled to vote on matters voted on by stockholders of the Company.

SERIES A PREFERRED STOCK

     The following description of the Company's Series A Preferred Stock is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Company's Charter, including the Articles Supplementary applicable to the Series A Preferred Stock, and Bylaws. The Company is authorized to issue 1,000,000 shares of Series A Preferred Stock, all of which were issued and outstanding as of March 31, 1996 and held of record by one private investor. The Series A Preferred Stock ranks senior to the Company's Common Stock, Class B Common Stock and Class C Common Stock as to dividends and liquidation amounts. The dividend per share on the Series A Preferred Stock is equal to the dividend per share on the Common Stock as multiplied by the number of shares of Common Stock into which each share of Series A Preferred Stock is convertible, provided that the dividend rate on the Series A Preferred Stock may not be less than the initial dividend rate thereof. The dividends on the Series A Preferred Stock are cumulative. The Company currently pays regular dividends to holders of Series A Preferred Stock.

     In the event of any liquidation, dissolution or winding up of the Company, the holders of Series A Preferred Stock are entitled to receive on a parity with the holders of Series B Preferred Stock, prior and in preference to any distribution to the holders of Common Stock, Class B Common Stock and Class C Common Stock, an amount per share of Series A Preferred Stock equal to the sum of $25.00 and any accrued but unpaid dividends with respect thereto. The Company may redeem, subject to certain exceptions, from any source of funds legally available therefor, on or at any time after May 13, 1999, any or all outstanding shares of Series A Preferred Stock at the option of the Company by paying in cash therefor an amount per share equal to the sum of $25.00 and any accrued but unpaid dividends with respect thereto.

     Each share of Series A Preferred Stock is convertible, at the option of the holder thereof at any time prior to a redemption date, into shares of Common Stock based on a certain formula. Under such formula, the 1,000,000 outstanding shares of Series A Preferred Stock are convertible into 1,219,512 shares of Common Stock. The holder of each share of Series A Preferred Stock has the right to one vote for each share of Common Stock into which such Series A Preferred Stock can be converted, and with respect to such vote, such holder has the voting rights and powers of the holders of each share of Common Stock, and is entitled to notice of any shareholders' meeting in accordance with the bylaws of the Company, and is entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote.

SERIES B PREFERRED STOCK

     The following description of the Company s Series B Preferred Stock is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Charter, including the Company s Articles Supplementary applicable to the Series B Preferred Stock, and Bylaws. The Company is authorized to issue 5,000,000 shares of Series B Preferred Stock, of which 4,250,000 shares were issued and outstanding as of March 31, 1996. The holders of the Series B Preferred Stock are entitled to receive cumulative, preferential cash dividends, when and as declared by the Board of Directors, of $2.3625 per share. The Company currently pays regular dividends to holders of Series B Preferred Stock.

     In the event of any liquidation, dissolution or winding up of the Company, the holders of Series B Preferred Stock are entitled to receive on a parity with the holders of Series A Preferred Stock, prior and in preference to any distribution to the holders of Common Stock, Class B Common Stock and Class C Common Stock, an amount per share of Series B Preferred Stock equal to the sum of $25.00 and any accrued but unpaid dividends with respect thereto. The Company may redeem, subject to certain exceptions, from any source of funds legally available therefor, on or at any time after December 11, 2000, any or all outstanding shares of Series B Preferred Stock at the option of the Company by paying in cash therefor an amount per share equal to the sum of $25.00 and any accrued but unpaid dividends with respect thereto, without interest.

     The Series B Preferred Stock is not convertible into or exchangeable for any other property or securities of the Company at the option of the holder. However, in order to preserve the Company s status as a REIT as defined in the 1986 Internal Revenue Code, as amended (the "Code"), the Series B Preferred Stock may be exchanged for Excess Stock. See "Description of Common
Stock -- General." The holders of shares of Series B Preferred Stock have no voting rights with respect to matters voted upon by the holders of shares of Common Stock.

                         DESCRIPTION OF PREFERRED STOCK
GENERAL

     Subject to limitations prescribed by Maryland law and the Company's Charter, the Board of Directors is authorized to issue, from the authorized but unissued shares of capital stock of the Company, Preferred Stock in such classes or series as the Board of Directors may determine and to establish from time to time the number of shares of Preferred Stock to be included in any such class or series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of any such class or series, and such other subjects or matters as may be fixed by resolution of the Board of Directors. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company.

     Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. The specific terms of a particular class or series of Preferred Stock will be described in the Prospectus Supplement relating to that class or series, including a Prospectus Supplement providing that Preferred Stock may be issuable upon the exercise of Warrants issued by the Company. The description of Preferred Stock set forth below and the description of the terms of a particular class or series of Preferred Stock set forth in a Prospectus Supplement do not purport to be complete and are qualified in their entirety by reference to the articles supplementary relating to that class or series.

     The preferences and other terms of the Preferred Stock of each class or series will be fixed by the articles supplementary relating to such class or series. A Prospectus Supplement, relating to each class or series, will specify the terms of the Preferred Stock as follows:

          (1) The title and stated value of such Preferred Stock;

          (2) The number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

          (3) The dividend rate(s), period(s), and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

          (4) Whether such Preferred Stock is cumulative or not and, if cumulative, the date from which dividends on such Preferred Stock shall accumulate;

          (5) The provision for a sinking fund, if any, for such Preferred
     Stock;

          (6) The provision for redemption, if applicable, of such Preferred Stock;

          (7) Any listing of such Preferred Stock on any securities exchange;

          (8) The terms and conditions, if applicable, upon which such Preferred Stock will be converted into Common Stock of the Company, including the conversion price (or manner of calculation thereof);

          (9) A discussion of any material Federal income tax considerations applicable to such Preferred Stock;

          (10) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT;

          (11) The relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

          (12) Any limitations on issuance of any class or series of preferred stock ranking senior to or on a parity with such class or series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

          (13) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock; and

          (14) Any voting rights of such Preferred Stock.

RANK

     Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of common stock and excess stock of the Company, and to all equity securities ranking junior to such Preferred Stock with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company;
(ii) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock with respect to dividends rights or rights upon liquidation, dissolution or winding up of the Company; and (iii) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which any shares of any class or series of Preferred Stock are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the shares of Preferred Stock are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of such class or series of Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such class or series of Preferred Stock.

RESTRICTIONS ON TRANSFER

     For the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code) during the last half of a taxable year, the stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year and certain percentages of the Company's gross income must be from particular activities (see "Federal Income Tax
Considerations -- Requirements for Qualification -- Gross Income Tests"). To enable the Company to continue to qualify as a REIT, the Charter restricts the acquisition of shares of common stock and preferred stock. The Charter provides that, subject to certain exceptions specified in the Charter, no stockholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.9% of the value of the outstanding common stock and preferred stock of the Company. See "Description of Common Stock -- Restrictions on Transfer." The applicable Prospectus Supplement will also specify any additional ownership limitation relating to a series of Preferred Stock.

                        DESCRIPTION OF DEPOSITARY SHARES
GENERAL

     The Company may issue Depositary Shares, each of which will represent a fractional interest of a share of a particular class or series of Preferred Stock, as specified in the applicable Prospectus Supplement. Shares of a class or series of Preferred Stock represented by Depositary Shares will be deposited under a separate Deposit Agreement (each, a "Deposit Agreement") among the Company, the depositary named therein (the "Preferred Stock Depositary") and the holders from time to time of the depositary receipts issued by the Preferred Stock Depositary which will evidence the Depositary Shares ("Depositary Receipts"). Subject to the terms of the Deposit Agreement, each owner of a Depositary Receipt will be entitled, in proportion to the fractional interest of a share of a particular class or series of Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipt, to all the rights and preferences of the class or series of the Preferred Stock represented by such Depositary Shares (including dividend, voting, conversion, redemption and liquidation rights).

     The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the applicable Deposit Agreement. Immediately following the issuance and delivery of the Preferred Stock by the Company to a Preferred Stock Depositary, the Company will cause such Preferred Stock Depositary to issue, on behalf of the Company, the Depositary Receipts. Copies of the applicable form of Deposit Agreement and Depositary Receipt may be obtained from the Company upon request, and the statements made hereunder relating to the Deposit Agreement and the Depositary Receipt to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and qualified in their entirety by reference to, all of the provisions of the applicable Deposit Agreement and related Depositary Receipts.

DIVIDENDS AND OTHER DISTRIBUTIONS

     The Preferred Stock Depositary will distribute all cash dividends or other cash distributions received in respect of a class or series of Preferred Stock to the record holders of Depositary Receipts evidencing the related Depositary Shares in proportion to the number of the such Depositary Receipts owned by such holders, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to such Preferred Stock Depositary.

     In the event of a distribution other than in cash, the Preferred Stock Depositary will distribute property received by it to the record holders of Depositary Receipts entitled thereto, subject to certain obligations of holders to file proofs, certificates and other information and to pay certain charges and expenses to the Preferred Stock Depositary, unless such Preferred Stock Depositary determines that it is not feasible to make such distribution, in which case the Preferred Stock Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

     No distribution will be made in respect of any Depositary Share to the extent that it represents any class or series of Preferred Stock converted into Excess Stock or otherwise converted or exchanged.

WITHDRAWAL OF STOCK

     Upon surrender of the Depositary Receipts at the corporate trust office of the Preferred Stock Depositary (unless the related Depositary Shares have previously been called for redemption or converted or converted into Excess Stock or otherwise), the holders thereof will be entitled to delivery at such office, to or upon each such holder's order, of the number of whole or fractional shares of the class or series of Preferred Stock and any money or other property represented by the Depositary Shares evidenced by such Depositary Receipts. Holders of Depositary Receipts will be entitled to receive whole or fractional shares of the related class or series of Preferred Stock on the basis of the proportion of Preferred Stock represented by each Depositary Share as specified in the applicable Prospectus Supplement, but holders of such shares of Preferred Stock will not thereafter be entitled to receive Depositary Shares therefor. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of shares of Preferred Stock to be withdrawn, the Preferred Stock Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

REDEMPTION OF DEPOSITARY SHARES

     Whenever the Company redeems shares of Preferred Stock held by the Preferred Stock Depositary, the Preferred Stock Depositary will redeem as of the same redemption date the number of the Depositary Shares representing shares of such class or series of Preferred Stock so redeemed, provided the Company shall have paid in full to the Preferred Stock Depositary the redemption price of the Preferred Stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the date fixed for redemption. The redemption price per Depositary Share will be equal to the corresponding proportion of the redemption price and any other amounts per share payable with respect to such class or series of Preferred Stock. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional Depositary Shares) or by any other equitable method determined by the Company that will not result in the issuance of any Excess Stock.

     From and after the date fixed for redemption, all dividends in respect of the shares of a class of series of Preferred Stock so called for redemption will cease to accrue, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Receipts evidencing the Depositary Shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such Depositary Receipts were entitled upon such redemption upon surrender thereof to the Preferred Stock Depositary.

VOTING OF THE PREFERRED STOCK

     Upon receipt of notice of any meeting at which the holders of a class or series of Preferred Stock deposited with the Preferred Stock Depositary are entitled to vote, the Preferred Stock Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Receipts evidencing the Depositary Shares which represent such class or series of Preferred Stock. Each record holder of Depositary Receipts evidencing Depositary Shares on the record date (which will be the same date as the record date for such class or series of Preferred Stock) will be entitled to instruct the Preferred Stock Depositary as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depositary Shares. The Preferred Stock Depositary will vote the amount of such class or series of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by the Preferred Stock Depositary in order to enable the Preferred Stock Depositary to do so. The Preferred Stock Depositary will abstain from voting the amount of Preferred Stock represented by such Depositary

Shares to the extent it does not receive specific instructions from the holders of Depositary Receipts evidencing such Depositary Shares. The Preferred Stock Depositary will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from negligence or willful misconduct of the Preferred Stock Depositary.

LIQUIDATION PREFERENCE

     In the event of the liquidation, dissolution or winding up of the Company whether voluntary or involuntary, the holders of each Depositary Receipt will be entitled to the fraction of the liquidation preference accorded each share of Preferred Stock represented by the Depositary Share evidenced by such Depositary Receipt as set forth in the applicable Prospectus Supplement.

CONVERSION OF PREFERRED STOCK

     The Depositary Shares, as such, will not be convertible into Common Stock or any other securities or property of the Company, except in connection with certain exchanges in connection with the preservation of the Company's status as a REIT. See "Description of Common Stock -- Restrictions on Transfer." Nevertheless, if so specified in the applicable Prospectus Supplement relating to an offering of Depositary Shares, the Depositary Receipts may be surrendered by holders thereof to the applicable Preferred Stock Depositary with written instructions to the Preferred Stock Depositary to instruct the Company to cause conversion of a class or series of Preferred Stock represented by the Depositary Shares evidenced by such Depositary Receipts into whole shares of Common Stock, other shares of a class or series of Preferred Stock (including Excess Stock) of the Company or other shares of stock, and the Company has agreed that upon receipt of such instructions and any amounts payable in respect thereof, it will cause the conversion thereof utilizing the same procedures as those provided for delivery of Preferred Stock to effect such conversion. If the Depositary Shares evidenced by a Depositary Receipt are to be converted in part only, a Depositary Receipt or Receipts will be issued for any Depositary Shares not to be converted. No fractional shares of Common Stock will be issued upon conversion, and if such conversion will result in a fractional share being issued, an amount will be paid in cash by the Company equal to the value of the fractional interest based upon the closing price of the Common Stock on the last business day prior to the conversion.

AMENDMENT AND TERMINATION OF A DEPOSIT AGREEMENT

     The form of Depositary Receipt evidencing Depositary Shares which represent the Preferred Stock and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Preferred Stock Depositary. However, any amendment that materially and adversely alters the rights of the holders of Depositary Receipts or that would be materially and adversely inconsistent with the rights granted to the holders of the related Preferred Stock will not be effective unless such amendment has been approved by the existing holders of at least two-thirds of the applicable Depositary Shares evidenced by the applicable Depositary Receipts then outstanding. No amendment shall impair the right, subject to certain anticipated exceptions in the Deposit Agreements, of any holder of Depositary Receipts to surrender any Depositary Receipt with instructions to deliver to the holder the related class or series of Preferred Stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding Depositary Receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such Depositary Receipt, to consent and agree to such amendment and to be bound by the applicable Deposit Agreement as amended thereby.

     The Deposit Agreement may be terminated by the Company upon not less than 30 days' prior written notice to the Preferred Stock Depositary if (i) such termination is necessary to preserve the Company's status as a REIT or (ii) a majority of each series class or of Preferred Stock subject to such Deposit Agreement consents to such termination, whereupon the Preferred Stock Depositary will deliver or make available to each holder of Depositary Receipts, upon surrender of the Depositary Receipts held by such holder, such number of whole or fractional shares of each Preferred Stock as are represented by the Depositary Shares evidenced by such Depositary Receipts together with any other property held by preferred Stock Depositary with respect to such Depositary Receipts. The Company has agreed that if the Deposit Agreement is terminated to preserve the Company's status as a REIT, then the Company will use its best efforts to list each class or series of Preferred Stock issued upon surrender of the related Depositary Shares. In addition, the Deposit Agreement will automatically terminate if (i) all outstanding Depositary Shares shall have been redeemed, (ii) there shall have been a final distribution in respect of each class or series of Preferred Stock in connection with any liquidation, dissolution or winding up of the Company and such distribution shall have been distributed to the holders of the Depositary Receipts evidencing the Depositary Shares representing such class or series of Preferred Stock or (iii) each share of the related Preferred Stock shall have been converted into stock of the Company not so represented by Depositary Shares.

CHARGES OF A PREFERRED STOCK DEPOSITARY

     The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the Deposit Agreement. In addition, the Company will pay the fees and expenses of the Preferred Stock Depositary in connection with the performance of its duties under the Deposit Agreement. However, holders of Depositary Receipts will pay the fees and expenses of the Preferred Stock Depositary for any duties requested by such holders to be performed which are outside of those expressly provided for in the Deposit Agreement.

RESIGNATION AND REMOVAL OF DEPOSITARY

     The Preferred Stock Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Preferred Stock Depositary, any such resignation or removal to take effect upon the appointment of a successor Preferred Stock Depositary. A successor Preferred Stock Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

MISCELLANEOUS

     The Preferred Stock Depositary will forward to holders of Depositary Receipts any reports and communications from the Company which are received by the Preferred Stock Depositary with respect to the related Preferred Stock.

     Neither the Preferred Stock Depositary nor the Company will be liable if it is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the Deposit Agreement. The obligations of the Company and the Preferred Stock Depositary under the Deposit Agreement will be limited to performing their duties thereunder in good faith and without negligence (in the case of any action or inaction in the voting of a class or series of Preferred Stock represented by the Depositary Shares), gross negligence or willful misconduct, and the Company and the Preferred Stock Depositary will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Receipts, Depositary Shares or shares of a class or series of Preferred Stock represented thereby unless satisfactory indemnity is furnished. The Company and the Preferred Stock Depositary may rely on written advice of counsel or accountants, or information provided by persons presenting shares of Preferred Stock represented thereby for deposit, holders of Depositary Receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

     In the event a Preferred Stock Depositary shall receive conflicting claims, requests or instructions from any holders of Depositary Receipts, on the one hand, and the Company, on the other hand, the Preferred Stock Depositary shall be entitled to act on such claims, requests or instructions received from the Company.

                            DESCRIPTION OF WARRANTS

     The Company has no Warrants outstanding (other than options issued under the Company's employee stock option plan). The Company may issue Warrants for the purchase of Preferred Stock or Common Stock. Warrants may be issued independently or together with any other Offered Securities offered by any Prospectus Supplement and may be attached to or separate from such Offered Securities. Each series of Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreements will be set forth in the applicable Prospectus Supplement.

     The applicable Prospectus Supplement will describe the terms of the Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following: (1) the title of such Warrants; (2) the aggregate number of such Warrants; (3) the price or prices at which such Warrants will be issued; (4) the designation, terms and number of shares of Preferred Stock or Common Stock purchasable upon exercise of such Warrants; (5) the designation and terms of the Offered Securities, if any, with which such Warrants are issued and the number of such Warrants issued with each such Offered Security; (6) the date, if any, on and after which such Warrants and the related Preferred Stock or Common Stock will be separately transferable; (7) the price at which each share of Preferred Stock or Common Stock purchasable upon exercise of such Warrants may be purchased; (8) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (9) the minimum or maximum amount of such Warrants which may be exercised at any one time; (10) information with respect to book-entry procedures, if any; (11) a discussion of certain Federal income tax considerations; and (12) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

             CERTAIN PROVISIONS OF THE COMPANY'S CHARTER AND BYLAWS

     Certain provisions of the Company's Charter and Bylaws might discourage certain types of transactions that involve an actual or threatened change of control of the Company. The Ownership Limit may delay or impede a transaction or a change in control of the Company that might involve a premium price for the Company's capital stock or otherwise be in the best interest of the stockholders. See "Description of Common Stock -- Restrictions on Transfer." Pursuant to the Company's Charter and Bylaws, the Company's Board of Directors is divided into three classes of directors, each class serving staggered three-year terms. The staggered terms of directors may reduce the possibility of a tender offer or an attempt to change control of the Company. The issuance of Preferred Stock by the Board of Directors may also have the effect of delaying, deferring or preventing a change in control of the Company. See "Description of Preferred Stock -- General."

                       FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of material Federal income tax considerations is based on current law and does not purport to deal with all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders (including insurance companies, financial institutions and broker-dealers) subject to special treatment under the Federal income tax laws. Certain Federal Income Tax Considerations relevant to holders of the Offered Securities will be provided in the applicable Prospectus Supplement relating thereto.

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP AND SALE OF THE OFFERED SECURITIES.

GENERAL

     The Company believes that since its formation it has operated in a manner that permits it to satisfy the requirements for taxation as a REIT under the applicable provisions of the Code. The Company intends to continue to operate to satisfy such requirement. No assurance can be given, however, that such requirements will be met.

     The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following sets forth the material aspects of the Code sections that govern the Federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, rules and regulations thereunder, and administrative and judicial interpretations thereof. Morrison & Foerster has acted as tax counsel to the Company in connection with the Company's election to be taxed as a REIT.

     In the opinion of Morrison & Foerster, commencing with the Company's taxable year ended December 31, 1993, the Company has been organized in conformity with the requirements for qualification as a REIT, and its method of operation has and will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based on various assumptions and is conditioned upon certain representations made by the Company as to factual matters. Moreover, such qualification and taxation as a REIT depends upon the Company's ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by Morrison & Foerster. Accordingly, no assurance can be given that the actual results of the Company's operations for any particular taxable year will satisfy such requirements. See " -- Failure to Qualify."

     In brief, if certain detailed conditions imposed by the REIT provisions of the Code are met, entities, such as the Company, that invest primarily in real estate and that otherwise would be treated for Federal income tax purposes as corporations, are generally not taxed at the corporate level on their "REIT taxable income" that is currently distributed to stockholders. This treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and stockholder levels) that generally results from the use of corporate investment vehicles.

     If the Company fails to qualify as a REIT in any year, however, it will be subject to Federal income tax as if it were a domestic corporation, and its stockholders will be taxed in the same manner as stockholders of ordinary corporations. In this event, the Company could be subject to potentially significant tax liabilities and the amount of cash available for distribution to its stockholders could be reduced.

TAXATION OF THE COMPANY

     In any year in which the Company qualifies as a REIT, in general it will not be subject to Federal income tax on that portion of its net income that it distributes to stockholders. This treatment substantially eliminates the "double taxation" on income at the corporate and stockholder levels that generally results from investment in a corporation. However, the REIT will be subject to federal income tax as follows: First, the REIT will be taxed at regular corporate rates on any undistributed real estate investment trust taxable income, including undistributed net capital gains. Second, under certain circumstances, the REIT may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the REIT has (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the REIT has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax. Fifth, if the REIT should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a real estate investment trust because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the REIT fails the 75% or 95% test. Sixth, if the REIT should fail to distribute during each calendar year at least the sum of (i) 85% of its real estate investment trust ordinary income for such year, (ii) 95% of its real estate investment trust capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the REIT would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the REIT acquires any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in the REIT's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and the REIT recognizes gain on the disposition of such asset during the 10 year period beginning on the date on which such asset was acquired by the REIT, then, to the extent of any built-in gain at the time of acquisition, such gain will be subject to tax at the highest regular corporate rate, assuming the REIT will make an election pursuant to IRS Notice 88-19.

REQUIREMENTS FOR QUALIFICATION

     The Code defines a real estate investment trust as a corporation, trust or association (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (5) the beneficial ownership of which is held by 100 or more persons; (6) not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code) at any time during the last half of each taxable year; and (7) which meets certain other tests, described below, regarding the nature of income and assets. The Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (5) and (6) will not apply until after the first taxable year for which an election is made by the Company to be taxed as a REIT.

     In order to ensure compliance with the ownership tests described above, the Company has placed certain restrictions on the transfer of the common stock and preferred stock to prevent further concentration of stock ownership. Moreover, to evidence compliance with these requirements, the Company must maintain records which disclose the actual ownership of its outstanding common stock and preferred stock. In fulfilling its obligations to maintain records, the Company must and will demand written statements each year from the record holders of designated percentages of its common stock and preferred stock disclosing the actual owners of such common stock and preferred stock. A list of those persons failing or refusing to comply with such demand must be maintained as part of the Company's records. A stockholder failing or refusing to comply with the Company's written demand must submit with his tax returns a similar statement disclosing the actual ownership of common stock and preferred stock and certain other information. In addition, the Company's Charter provides restrictions regarding the transfer of its shares that are intended to assist the Company in continuing to satisfy the share ownership requirements. See "Description of Common
Stock -- Restrictions on Transfer."

     In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and the asset tests, described below. Thus, the Company's proportionate share of the assets, liabilities and items of income of the Operating Partnership will be treated as assets, liabilities and items of income of the Company for purposes of applying the requirements described below.

  ASSET TESTS

     At the close of each quarter of the Company's taxable year, the Company must satisfy two tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by interests in real property, interests in mortgages on real property, shares in other REITs, cash, cash items and government securities (as well as certain temporary investments in stock or debt instruments purchased with the proceeds of new capital raised by the Company). Second, although the remaining 25% of the Company's assets generally may be invested without restriction, securities in this class may not exceed either (i) 5% of the value of the Company's total assets as to any one nongovernment issuer, or (ii) 10% of the outstanding voting securities of any one issuer. The Company's investment in the Properties through its interest in the Operating Partnership constitutes qualified assets for purposes of the 75% asset test. In addition, the Company may own 100% of "qualified REIT subsidiaries" as defined in the Code. All assets, liabilities, and items of income, deduction, and credit of such a qualified REIT subsidiary will be treated as owned and realized directly by the Company. The Company's investment in Spieker Northwest, Inc. is not a qualifying asset for purposes of the 75% test. The Company expects, however, that such investment will continue to represent less than 5% of the Company's total assets and, together with any other nonqualifying assets, will continue to represent less than 25% of the Company's total assets.

  GROSS INCOME TESTS

     There are three separate percentage tests relating to the sources of the Company's gross income which must be satisfied for each taxable year. For purposes of these tests, where the Company invests in a partnership, the Company will be treated as receiving its share of the income and loss of the partnership, and the gross income of the partnership will retain the same character in the hands of the Company as it has in the hands of the partnership. See "-- Tax Aspects of the Company's Investment in the Operating
Partnerships -- General."

     The 75% Test. At least 75% of the Company's gross income for the taxable year must be "qualifying income." Qualifying income generally includes (i) rents from real property (except as modified below); (ii) interest on obligations collateralized by mortgages on, or interests in, real property; (iii) gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of the Company's trade or business ("dealer property"); (iv) dividends or other distributions on shares in other REITs, as well as gain from the sale of such shares; (v) abatements and refunds of real property taxes; (vi) income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage collateralized by such property ("foreclosure property"); and (vii) commitment fees received for agreeing to make loans collateralized by mortgages on real property or to purchase or lease real property.

     Rents received from a tenant will not, however, qualify as rents from real property in satisfying the 75% test (or the 95% gross income test described below) if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant (a "related party tenant"). In addition, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property. Moreover, an amount received or accrued generally will not qualify as rents from real property (or as interest income) for purposes of the 75% and 95% gross income tests if it is based in whole or in part on the income or profits of any person. Rent or interest will not be disqualified, however, solely by reason of being based on a fixed percentage or percentages of receipts or sales. Finally, for rents received to qualify as rents from real property, the Company generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent that the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only, and are not otherwise considered "rendered to the occupant."

     The Company, through the Operating Partnership (which will not be an independent contractor), will provide certain services with respect to the Properties and any newly acquired Properties. The Company believes that the services provided by the Operating Partnership are usually or customarily rendered in connection with the rental of space of occupancy only, and therefore that the provision of such services will not cause the rents received with respect to the Properties to fail to qualify as rents from real property for purposes of the 75% and 95% gross income tests. The Company does not intend to rent to related party tenants or to charge rents that would not qualify as rents from real property because the rents are based on the income or profits of any person (other than rents that are based on a fixed percentage or percentages of receipts or sales).

     The 95% Test. In addition to deriving 75% of its gross income from the sources listed above, at least 95% of the Company's gross income for the taxable year must be derived from the above-described qualifying income, or from dividends, interest or gains from the sale or disposition of stock or other securities that are not dealer property. Dividends and interest on any obligation not collateralized by an interest on real property are included for purposes of the 95% test, but not for purposes of the 75% test. For purposes of determining whether the Company complies with the 75% and 95% income tests, gross income does not include income from prohibited transactions. A "prohibited transaction" is a sale of dealer property, excluding certain property held by the Company for at least four years and foreclosure property. See "-- Taxation of the Company" and "-- Tax Aspects of the Company's Investment in the Operating Partnership -- Sale of the Properties."

     The Company believes that it and the Operating Partnership has held and managed the Properties in a manner that has given rise to rental income qualifying under the 75% and 95% gross income tests. Gains on sales of the Properties will generally qualify under the 75% and 95% gross income tests.

     Even if the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may still qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if: (i) the Company's failure to comply was due to reasonable cause and not to willful neglect; (ii) the Company reports the nature and amount of each item of its income included in the 75% and 95% gross income tests on a schedule attached to its tax return; and (iii) any incorrect information on this schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. If these relief provisions apply, the Company will, however, still be subject to a special tax upon the greater of the amount by which it fails either the 75% or 95% gross income test for that year.

     The 30% Test. The Company must derive less than 30% of its gross income for each taxable year from the sale or other disposition of (i) real property held for less than four years (other than foreclosure property and involuntary conversions), (ii) stock or securities held for less than one year, and (iii) property in a prohibited transaction. The Company does not anticipate that it will have any substantial difficulty in complying with this test.

  ANNUAL DISTRIBUTION REQUIREMENTS

     The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its stockholders each year in an amount at least equal to (A) the sum of (i) 95% of the Company's REIT taxable income (computed without regard to the dividends paid deduction and the REIT's net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its REIT taxable income, as adjusted, it will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be. Furthermore, if the REIT should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the REIT would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

     The Company believes that it has made timely distributions sufficient to satisfy the annual distribution requirements. In this regard, the partnership agreement of the Operating Partnership authorizes the Company, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit the Company to meet these distribution requirements. It is possible that in the future the Company may not have sufficient cash or other liquid assets to meet the 95% distribution requirement, due to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing the Company's REIT taxable income on the other hand. Further, as described below, it is possible that, from time to time, the Company may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds its allocable share of cash attributable to that sale. To avoid any problem with the 95% distribution requirement, the Company will closely monitor the relationship between its REIT taxable income and cash flow and, if necessary, will borrow funds (or cause the Operating Partnership or other affiliates to borrow funds) in order to satisfy the distribution requirement. The Company (through the Operating Partnership) may be required to borrow funds at times when market conditions are not favorable.

     If the Company fails to meet the 95% distribution requirement as a result of an adjustment to the Company's tax return by the Service, the Company may retroactively cure the failure by paying a "deficiency dividend" (plus applicable penalties and interest) within a specified period.

  FAILURE TO QUALIFY

     If the Company fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to stockholders in any year in which the Company fails to qualify will not be deductible by the Company, nor will they be required to be made. In such event, to the extent of the Company's current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether the Company would be entitled to such statutory relief.

TAX ASPECTS OF THE COMPANY'S INVESTMENT IN THE OPERATING PARTNERSHIP

     The following discussion summarizes certain Federal income tax considerations applicable solely to the Company's investment in the Operating Partnership. The discussion does not cover state or local tax laws or any Federal tax laws other than income tax laws.

  GENERAL

     The Company holds a direct ownership interest in the Operating Partnership. In general, partnerships are "pass-through" entities which are not subject to Federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. The Company includes its proportionate share of the foregoing Operating Partnership items for purposes of the various REIT income tests and in the computation of its REIT taxable income. See "-- Taxation of the Company" and "-- Requirements for Qualification -- Gross Income Tests." Any resultant increase in the Company's REIT taxable income increases its distribution requirements (see "-- Requirements for Qualification -- Annual Distribution Requirements"), but is not subject to Federal income tax in the hands of the Company provided that such income is distributed by the Company to its stockholders. Moreover, for purposes of the REIT asset tests (see "-- Requirements for Qualification -- Asset Tests"), the Company includes its proportionate share of assets held by the Operating Partnership.

  ENTITY CLASSIFICATION

     The Company's interest in the Operating Partnership involves special tax considerations, including the possibility of a challenge by the Internal Revenue Service (the "Service") of the status of the Operating Partnership as a partnership (as opposed to an association taxable as a corporation) for Federal income tax purposes. If the Operating Partnership were to be treated as an association, it would be taxable as a corporation. In such a situation, the Operating Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing net income. In addition, the character of the Company's assets and items of gross income would change, which would preclude the Company from satisfying the asset test and possibly the income tests (see "-- Requirements for Qualification -- Asset Tests" and "-- Gross Income Tests"), and in turn would prevent the Company from qualifying as a REIT. See "-- Requirements for Qualification -- Failure to Qualify" above for a discussion of the effect of the Company's failure to meet such tests for a taxable year.

  TAX ALLOCATIONS WITH RESPECT TO THE PROPERTIES

     Pursuant to Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership (such as certain of the Properties), must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a "Book-Tax Difference"). Such allocations are solely for Federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was formed by way of contributions of appreciated property (including certain of the Properties). Consequently, the partnership agreement of the

Operating Partnership requires such allocations to be made in a manner consistent with Section 704(c) of the Code.

     In general, the limited partners of the Operating Partnership will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on sale by the Operating Partnership of the contributed assets (including certain of the Properties). This will tend to eliminate the Book-Tax Difference over the life of the Operating Partnership. However, the special allocation rules under Section 704(c) do not always entirely rectify the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands of the Operating Partnership may cause the company to be allocated lower depreciation and other deductions, and possibly greater amounts of taxable income in the event of a sale of such contributed assets in excess of the economic or book income allocated to it as a result of such sale. This may cause the Company to recognize taxable income in excess of cash proceeds, which might adversely affect the Company's ability to comply with the REIT distribution requirements. See "-- Requirements for Qualification -- Annual Distribution Requirements." In addition, the application of Section 704(c) to the Operating Partnership is not entirely clear and may be affected by authority that may be promulgated in the future.

  SALE OF THE PROPERTIES

     Generally, any gain realized by the Operating Partnership on the sale of property held by the Operating Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. The Company's share of any gain realized by the Operating Partnership on the sale of any dealer property generally will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "Taxation of the Company" and "-- Requirements for Qualification -- Gross Income Tests -- The 95% Test." Under existing law, whether property is dealer property is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Operating Partnership intends to hold the Properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing, owning and operating the Properties, and to make such occasional sales of the Properties as are consistent with the Company's investment objectives. Based upon such investment objectives, the Company believes that in general the Properties should not be considered dealer property and that the amount of income from prohibited transactions, if any, will not be material.

TAXATION OF STOCKHOLDERS

  TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS

     As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic stockholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income. Stockholders that are corporations will not be entitled to a dividends received deduction. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its stock. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. To the extent that the Company makes distributions in excess of current and accumulated earnings and profits, these distributions are treated first as a tax-free return of capital to the stockholder, reducing the tax basis of a stockholder's Common Stock by the amount of such distribution (but not below zero), with distributions in excess of the stockholders tax basis taxable as capital gains (if the Common Stock is held as a capital asset). In addition, any dividend declared by the Company in October, November or December of any year and payable to a stockholder of record on a specific date in any such month shall be treated as both paid by the Company and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by the Company during

January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of the Company.

     In general, any loss upon a sale or exchange of Common Stock by a stockholder who has held such stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions from the Company required to be treated by such stockholder as long-term capital gains.

  BACKUP WITHHOLDING

     The Company will report to its domestic stockholders and to the Service the amount of dividends paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such stockholder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or
(b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide the Company with its correct taxpayer identification number may also be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability.

OTHER TAX CONSIDERATIONS

  DIVIDEND REINVESTMENT PROGRAM

     Under the Company's dividend reinvestment program, stockholders participating in the program will be deemed to have received the gross amount of any cash distributions which would have been paid by the Company to such stockholders had they not elected to participate. These deemed distributions will be treated as actual distributions from the Company to the participating stockholders and will retain the character and tax effect applicable to distributions from the Company generally. See "Federal Income Tax
Considerations -- Taxation of Stockholders." Participants in the dividend reinvestment program are subject to Federal income tax on the amount of the deemed distributions to the extent that such distributions represent dividends or gains, even though they receive no cash. Shares of Common Stock received under the program will have a holding period beginning with the day after purchase, and a tax basis equal to their cost (which is the gross amount of the deemed distribution).

  STATE AND LOCAL TAXES

     The Company and its stockholders may be subject to state or local taxation in various jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its stockholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisers regarding the effect of state and local tax laws on an investment in the Common Stock of the Company.

                              PLAN OF DISTRIBUTION

     The Company and the Operating Partnership may sell the Offered Securities to one or more underwriters for public offering and sale by them or may sell the Offered Securities to investors directly or through agents, which agents may be affiliated with the Company or the Operating Partnership. Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in the applicable Prospectus Supplement.

     Sales of Offered Securities offered pursuant to any applicable Prospectus Supplement may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at prices related to the prevailing market prices at the time of sale, or at negotiated prices. The Company and the Operating Partnership also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Offered Securities upon the terms and conditions as set forth in the applicable Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from the Company or from the Operating Partnership in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company or the Operating Partnership to underwriters or agents in connection with the offering of Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company and the Operating Partnership, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Any such indemnification agreements will be described in the applicable Prospectus Supplement.

     Unless otherwise specified in the related Prospectus Supplement, each series of Offered Securities will be a new issue with no established trading market, other than the Common Stock and Series B Preferred Stock which are listed on the New York Stock Exchange. Any shares of Common Stock and Series B Preferred Stock sold pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance. The Company or the Operating Partnership may elect to list any other series of Preferred Stock and any series of Debt Securities, Depositary Shares or Warrants on any exchange, but neither is obligated to do so. It is possible that one or more underwriters may make a market in a series of Offered Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Offered Securities.

     If so indicated in the applicable Prospectus Supplement, the Company or the Operating Partnership, as the case may be, may authorize dealers acting as the Company's or the Operating Partnership's agents to solicit offers by certain institutions to purchase Offered Securities from the Company or the Operating Partnership at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Offered Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company or the Operating Partnership, as the case may be. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Offered Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and
(ii) if the Offered Securities are being sold to underwriters, the Company or the Operating Partnership, as the case may be, shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for, the Company or the Operating Partnership in the ordinary course of business.

                                    EXPERTS

     The consolidated financial statements and related financial statement schedules of the Company and the Operating Partnership included in the Company's and the Operating Partnership's respective Annual Reports on Form 10-K for the year ended December 31, 1995, and Amendment No. 1 to the Operating Partnership's Annual Report on Form 10-K/A filed with the Commission on June 20, 1996, incorporated by reference herein, have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the periods indicated in their reports and have been incorporated herein in reliance on such reports given on the authority of that firm as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the Offered Securities will be passed upon for the Company and the Operating Partnership by Morrison & Foerster, Palo Alto, California. In addition, the description of the Company's qualification and taxation as a REIT under the Code contained in this Prospectus under the caption entitled "Federal Income Tax Considerations -- General" is based upon the opinion of Morrison & Foerster.

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
APPENDIX

(DESCRIPTION OF GRAPHICS)

INSIDE FRONT COVER:
Map of the Western United States encompassing Washington, Oregon, Idaho and California highlighting Seattle, Portland, Boise, Sacramento, the San Francisco Bay Area, Orange County and San Diego.

PHOTOGRAPH: Photograph of Watergate Office Towers.
CAPTION: WATERGATE OFFICE TOWERS, EMERYVILLE, CA, EMERYVILLE
PORTFOLIO, PENDING ACQUISITION

PHOTOGRAPH: Photograph of One Lakeshore Centre.
CAPTION: ONE LAKESHORE CENTRE, ONTARIO, CA

PHOTOGRAPH: Photograph of Central Park Plaza.
CAPTION: CENTRAL PARK PLAZA, SANTA CLARA, CA

PHOTOGRAPH: Photograph of Quadrant Corporate Center.
CAPTION: QUADRANT CORPORATE CENTER, BOTHELL, WA, PENDING ACQUISITION

PHOTOGRAPH: Photograph of Kodak Center.
CAPTION:KODAK CENTER, SAN JOSE, CA, PENDING ACQUISITION

PHOTOGRAPH: Photograph of Carmel Valley Centre.
CAPTION: CARMEL VALLEY CENTRE, DEL MAR, CA

PHOTOGRAPH: Photograph of Fountaingrove Office Complex.
CAPTION: FOUNTAINGROVE OFFICE COMPLEX, SANTA ROSA, CA, PENDING ACQUISITION

PHOTOGRAPH: Photograph of Centerpark Plaza Two.
CAPTION: CENTERPARK PLAZA TWO, SAN DIEGO, CA, MISSION WEST PORTFOLIO, PENDING ACQUISITION

PHOTOGRAPH: Photograph of 555 Twin Dolphin Drive.
CAPTION: 555 TWIN DOLPHIN, REDWOOD SHORES, CA, PENDING ACQUISITION

INSIDE BACK COVER:

PHOTOGRAPH: Photograph of The City.
CAPTION: THE CITY, ORANGE, CA

PHOTOGRAPH: Photograph of MacArthur Park.
CAPTION: MacARTHUR PARK, SANTA ANA, CA

PHOTOGRAPH: Photograph of Fairchild Corporate Center.
CAPTION: FAIRCHILD CORPORATE CENTER, IRVINE, CA

PHOTOGRAPH: Photograph of Stadium Plaza.
CAPTION: STADIUM PLAZA, ANAHEIM, CA

PHOTOGRAPH: Photograph of Dove Street.
CAPTION: DOVE STREET, NEWPORT BEACH, CA

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     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------
                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                         PAGE
                                         ----
Prospectus Supplement Summary..........   S-3
The Company............................  S-16
Price Range of Common Stock and
  Dividends............................  S-23
Use of Proceeds........................  S-25
Capitalization.........................  S-26
Selected Financial and Other Data......  S-27
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................  S-29
Management.............................  S-35
Underwriting...........................  S-37
Validity of Common Stock...............  S-38
Index to Financial Information.........   F-1
PROSPECTUS
Available Information..................     2
Incorporation of Certain Documents by
  Reference............................     2
The Company and the Operating
  Partnership..........................     4
Use of Proceeds........................     4
Ratio of Earnings to Fixed Charges.....     4
Special Considerations.................     6
Description of Debt Securities.........     8
Description of Common Stock............    18
Description of Class B Common Stock,
  Class C Common Stock, Series A
  Preferred Stock and Series B
  Preferred Stock......................    21
Description of Preferred Stock.........    23
Description of Depositary Shares.......    25
Description of Warrants................    29
Certain Provisions of the Company's
  Charter and Bylaws...................    29
Federal Income Tax Considerations......    30
Plan of Distribution...................    37
Experts................................    39
Legal Matters..........................    39

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                                      LOGO

                                8,000,000 SHARES

                            SPIEKER PROPERTIES, INC.

                                  COMMON STOCK
                          (PAR VALUE $.0001 PER SHARE)
                               ------------------

                             PROSPECTUS SUPPLEMENT

                               ------------------
                              GOLDMAN, SACHS & CO.

                               ALEX. BROWN & SONS
                   INCORPORATED

                           DEAN WITTER REYNOLDS INC.

                          DONALDSON, LUFKIN & JENRETTE
               SECURITIES CORPORATION

                              MERRILL LYNCH & CO.

                       PRUDENTIAL SECURITIES INCORPORATED

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